As filed with the Securities and Exchange Commission on April 9, 2001

Registration No. 333-89175

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DTE ENERGY COMPANY

(Exact Name of Registrant as Specified in its Charter)

Michigan	4911	38-3217752
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 2nd Avenue

Detroit, Michigan 48226-1279
(313) 235-4000
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Susan M. Beale

2000 2nd Avenue
Detroit, Michigan 48226-1279
(313) 235-4000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Joseph B. Frumkin, Esq. Sullivan & Cromwell 125 Broad Street New York, New York 10004 (212) 558-4000	Eric H. Peterson, Esq. DTE Energy Company 2000 2nd Avenue Detroit, Michigan 48226 (313) 235-4000	Daniel L. Schiffer, Esq. MCN Energy Group Inc. 500 Griswold Street Detroit, Michigan 48226 (313) 256-5500	Seth A. Kaplan, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

    Approximate Date Of Commencement Of Proposed Sale To The Public: As soon as practicable after the effective date of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration of the same offering.

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration of the same offering.

     EXPLANATORY NOTE: The Registration Statement to which this Post-Effective Amendment relates has been filed in connection with the shares of common stock, without par value, to be issued by DTE Energy Company, a Michigan corporation (“DTE”), to shareholders of MCN Energy Group Inc., a Michigan corporation (“MCN”), in connection with the merger of MCN with and into DTE Enterprises, Inc., a Michigan corporation and a wholly owned subsidiary of DTE, as described herein (the “Merger”).

      The Registration Statement, as originally filed with, and declared effective by, the Securities and Exchange Commission on November 12, 1999 to which this Post-Effective Amendment relates included a Joint Proxy Statement/ Prospectus in connection with the respective special meetings of the shareholders of MCN and DTE, each of which was held on December 20, 1999. At their respective meetings, the shareholders of MCN approved the Merger and the shareholders of DTE approved the issuance of the shares of common stock, without par value, to be issued in connection with the Merger. On February 28, 2001, DTE and MCN entered into the Amended Merger Agreement, as described herein, pursuant to which, among other things, the consideration to be paid to MCN shareholders in the Merger was reduced. Accordingly, the Proxy Statement/ Prospectus included in this Post-Effective Amendment constitutes a prospectus of DTE with respect to the issuance of shares to the MCN shareholders in the Merger and a proxy statement of MCN for purposes of the special meeting of shareholders, at which the Amended Merger Agreement will be submitted to the MCN shareholders for approval. No additional DTE shareholder vote is required.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

      You are cordially invited to attend a special meeting of shareholders of MCN Energy Group Inc. (“MCN”), which will be held on May 15, 2001, at 500 Griswold Street, Detroit, Michigan, at 2:00 p.m., local time. At this important meeting, you will be asked to approve the amended merger agreement between MCN and DTE Energy Company (“DTE”).

      In December of 1999, you voted to approve the original merger agreement between MCN and DTE, which provided for a merger in which MCN shareholders would have the right to receive either $28.50 in cash or 0.775 of a share of DTE common stock (NYSE–DTE) in exchange for each share of MCN common stock that they held, subject to allocation and proration procedures that generally ensured that 45% of the MCN shares would be converted into shares of DTE common stock and 55% would be converted into cash. The amended merger agreement provides that MCN shareholders will receive either $24.00 in cash or 0.715 of a share of DTE common stock in exchange for each share of MCN common stock that they hold, subject to the same allocation and proration procedures.

      As with the original merger agreement, there is a possibility that some MCN shares that otherwise would be converted into $24.00 in cash will be converted into shares of DTE common stock in order to preserve the status of the merger as a “reorganization” under the Internal Revenue Code and tax-free treatment for MCN shareholders who receive only shares of DTE common stock in exchange for their shares of MCN common stock.

      An MCN shareholder who receives cash in the merger or who receives cash instead of fractional shares of DTE common stock may recognize gain for tax purposes.

      Your Board of Directors has concluded after careful consideration that approval of the amended merger agreement is in the best interests of MCN shareholders. As a result of the amendment, we were able to protect most of the value from the original transaction for our shareholders and also greatly enhance the likelihood that the merger will be completed. The enclosed document describes in detail the background and reasons for your Board of Directors’ approval of the amended merger agreement and for its recommendation that you vote “For” approval of the amended merger agreement at the special meeting.

      Your vote is very important. We cannot complete the merger unless we receive the necessary approval of MCN shareholders at the shareholders’ meeting. Whether or not you plan to attend the shareholders’ meeting, please take the time to submit your proxy with voting instructions by mail, by telephone or through the Internet in accordance with the instructions contained in this document.

      This document describes the shareholders’ meeting, the merger and other related matters. Please read this entire document carefully.

Alfred R. Glancy III
Chairman of the Board and
Chief Executive Officer
MCN Energy Group Inc.

      Please see page 11 for risk factors relating to the merger which you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

      This Proxy Statement/ Prospectus is dated April 9, 2001, and is first being mailed to shareholders on or about April 11, 2001.

MCN ENERGY GROUP INC.

500 Griswold Street
Detroit, Michigan 48226

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of MCN Energy Group Inc.:

      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of MCN Energy Group Inc., a Michigan corporation, will be held on May 15, 2001, at 2:00 p.m., local time, on the 32nd floor of MCN’s main office at 500 Griswold Street, Detroit, Michigan. The purpose of the MCN special meeting is to consider and to vote upon the following matters:

1. A proposal to approve the Agreement and Plan of Merger, dated as of October 4, 1999, as amended as of November 12, 1999, as further amended as of February 28, 2001, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc., a wholly owned subsidiary of DTE (which we refer to in the enclosed document as the “amended merger agreement”), pursuant to which MCN will be merged with and into DTE Enterprises and will become a wholly owned subsidiary of DTE. In the merger, each outstanding share of MCN common stock will be converted into the right to receive either (i) $24.00 in cash or (ii) 0.715 of a share of DTE common stock, subject to allocation and proration, and tax adjustment, procedures necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code.

2. Such other business related to the foregoing proposal as may properly come before the MCN special meeting or any adjournments or postponements thereof.

      The Chairman of MCN, pursuant to authority delegated by the MCN board of directors, has fixed the close of business on April 10, 2001 as the record date for the MCN special meeting, and only MCN shareholders of record at such time will be entitled to notice of, and to vote at, the MCN special meeting or adjournments or postponements thereof. A complete list of MCN shareholders entitled to vote at the MCN special meeting will be made available for inspection by any MCN shareholder at the time and place of the MCN special meeting.

      A form of proxy and a proxy statement/ prospectus containing more detailed information with respect to the matters to be considered at the MCN special meeting accompany and form a part of this notice.

      All shareholders entitled to notice of and to vote at the MCN special meeting are cordially invited to attend the MCN special meeting in person. However, whether or not you plan to attend the MCN special meeting, please submit your proxy with voting instructions. You may submit your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also submit your proxy with voting instructions by telephone or through the Internet in accordance with the instructions on the accompanying proxy card. Any record holder who is present at the MCN special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing, by telephone or through the Internet at any time before the MCN special meeting.

      The MCN board of directors, by a unanimous vote of the directors present at a duly called and held meeting, has adopted the amended merger agreement and unanimously recommends that MCN shareholders vote “FOR” the approval of the amended merger agreement.

By Order of the Board of Directors,

Daniel L. Schiffer

Senior Vice President, General Counsel and Secretary

Detroit, Michigan

April 9, 2001

The information agent for the merger is

Corporate Investor Communications Inc.
111 Commerce Road
Carlstadt, NJ 07072-2586
Call MCN Investor Relations at (800) 548-4655

      Your vote is important. Please submit a proxy with your voting instructions by telephone, through the Internet or by returning your signed and dated proxy by mail.

REFERENCES TO ADDITIONAL INFORMATION

      This document incorporates important business and financial information about MCN and DTE from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document, other than exhibits to those documents, by requesting them in writing or by telephone from either MCN or DTE at the following addresses:

MCN Energy Group Inc. 500 Griswold Street Detroit, Michigan 48226 (313) 256-5500 Attention: Corporate Secretary	DTE Energy Company 2000 2nd Avenue Detroit, Michigan 48226 (313) 235-4000 Attention: Corporate Secretary

      If you would like to request documents, please do so by May 8, 2001, in order to receive them before the shareholder meeting.

      Neither MCN nor DTE has authorized any person to give you any information or to make any representation about the merger, the amended merger agreement or either company that differs from or adds to the information contained in this document or in the documents that MCN and DTE have filed publicly with the Securities and Exchange Commission. Therefore, if any person gives you any different or additional information, you should not rely on it.

See “Where You Can Find More Information” on page 75.

TABLE OF CONTENTS

Page

REFERENCES TO ADDITIONAL INFORMATION	iv

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1

SUMMARY	3

The Companies	3

DTE Energy Company	3

MCN Energy Group Inc.	3

The Merger	3

What MCN Shareholders Will Receive	3

MCN Shareholders Will Be Asked to Elect the Form of Merger Consideration	4

Recommendations to Shareholders	4

Opinion of Financial Advisor	4

The Special Meeting	4

Time, Place and Matters to Be Voted Upon	4

Record Date and Vote Required	5

The Amended Merger Agreement	5

Effective Time of the Merger	5

Conditions of the Merger	5

Termination	5

Termination Fees and Expenses	6

Other	6

Interests of Management and Directors in the Merger	6

Dissenters’ Rights	6

Accounting Treatment	6

Material Federal Income Tax Consequences of the Merger	6

Comparison of Shareholders’ Rights	7

Listing of DTE Common Stock	7

Regulatory Filings, Approvals and Clearances	7

MARKET PRICE AND DIVIDEND INFORMATION	8

Dividend Information	8

Recent Closing Prices	8

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	9

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA	10

RISK FACTORS	11

MCN shareholders cannot be sure of the market value of the shares of DTE common stock that will be issued in the merger	11

The merger is subject to the receipt of approval from the SEC under the Public Utility Holding Company Act of 1935	11

DTE may not be able to realize fully the cost savings and other benefits expected to be realized in connection with the merger, which may adversely affect earnings and financial condition	11

Increased competition may result in decreased earnings	12

For MCN shareholders, an investment in DTE is subject to risks related to the electric utility industry	12

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	13

THE MCN SPECIAL MEETING	14

General	14

Voting	14

Proxies	15

Solicitation of Proxies	16

v

Page

DESCRIPTION OF DTE CAPITAL STOCK	67

Authorized Capital Stock	67

DTE Common Stock	67

Transfer Agent	67

COMPARISON OF SHAREHOLDERS’ RIGHTS	68

General	68

Comparison of Shareholders’ Rights	68

RIGHTS AGREEMENTS	73

DTE	73

MCN	73

EXPERTS	74

SHAREHOLDER PROPOSALS	74

VALIDITY OF SHARES	74

WHERE YOU CAN FIND MORE INFORMATION	75

APPENDIX A   Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999 and as further amended as of February 28, 2001, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc.
A-1

APPENDIX B Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated February 28, 2001	B-1

QUESTIONS AND ANSWERS ABOUT
THE SPECIAL MEETING

Q:	Why is MCN holding another meeting with respect to the merger?

A:	Because DTE and MCN have renegotiated the terms of the merger, including the consideration you will receive in exchange for your shares of MCN common stock, the law requires that before we can complete the merger, MCN shareholders must approve the terms of the amended merger agreement.

Q:	What if I voted at the shareholders’ meeting on December 20, 1999 with respect to the merger? Should I vote again?

A:	Whether or how you voted at the December 20, 1999 meeting has no effect on the approval of the amended merger agreement. You are entitled, and we strongly encourage you, to vote at the MCN shareholder meeting that will be held on May 15, 2001.

Q:	Do I have to vote the same way I voted on December 20, 1999?

A:	No. After carefully reading the information contained in this document you should decide how you would like to vote. Your board of directors recommends that you vote for the approval of the amended merger agreement.

Q:	How do I vote?

A:	After you have carefully read this document, either mail your signed proxy card in the enclosed envelope or submit your proxy with voting instructions by telephone or through the Internet in accordance with the instructions on the accompanying proxy card so that your shares will be represented at the MCN special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions provided by your broker. Your failure to instruct your broker to vote your shares will be the equivalent of voting against the approval of the amended merger agreement.

Q:	Can I change my vote after I have submitted my proxy with voting instructions?

A:	Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the party to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions by telephone or through the Internet. The latest vote actually received by MCN before the shareholders’ meeting will be counted and any earlier votes will be revoked. Third, you may attend the MCN special meeting and vote in person. Simply attending the shareholders’ meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change or revoke your proxy.

Q:	How do I elect to receive cash or shares of DTE common stock in the merger?

A:	You should have received, or will receive shortly, the election materials you should use to make your choice whether to receive cash, shares of DTE common stock or a combination of both in exchange for your shares of MCN common stock. You should read that material carefully and in its entirety in making your election. As explained in this document, you may not make an election with respect to shares held for your benefit in MCN employee savings plans.

Q:	When should I send in my stock certificates?

A:	DTE has retained EquiServe Trust Company, N.A. as the exchange agent to administer the exchange of MCN shares in the merger. EquiServe must receive your stock certificates and your instructions whether you would like to receive cash, shares of DTE common stock, or a combination of both no later than 9:00 a.m., New York City time, on the date of the merger. Do not send your stock certificates with your proxy card.

Q:	What happens if I do not submit my election form and share certificates before the deadline?

A:	If you do not submit your election form before the deadline you will receive cash or shares of

DTE common stock (and cash instead of any fractional share), as determined by the allocation and proration, and tax adjustment, procedures described in this document. After the merger is completed, you will be sent a letter of transmittal and instructions for surrendering your share certificates in order to receive the consideration to which you are entitled. After the merger is completed you will not be able to elect the form of consideration you will receive.

Q:	Whom should I call with questions?

A:	You should call MCN Investor Relations at (800) 548-4655 with any questions about the merger and related transactions.

SUMMARY

      This summary, together with the preceding Questions and Answers section, highlights selected information contained in this document and may not contain all of the information that is important to you. We urge you to read carefully this entire document and the other documents to which this document refers to understand fully the merger and other related transactions. See “Where You Can Find More Information” on page 75. Each item in this summary includes a page reference directing you to a more complete description of that item. Unless otherwise apparent from the context, references to “we,” “our” and “us” in this document refer to MCN Energy Group Inc.

The Companies

DTE Energy Company (page 17)

      DTE Energy Company, a Michigan corporation organized in 1995, is the parent holding company of The Detroit Edison Company and other subsidiaries engaged in energy-related businesses.

      DTE’s principal operating subsidiary, Detroit Edison, is a Michigan public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in Southeastern Michigan. Detroit Edison’s service area includes about 13% of Michigan’s total land area and approximately five million people, which is about half of Michigan’s population. DTE also has affiliates engaged in non-regulated businesses, including energy-related services and products.

      The principal executive offices of DTE are located at 2000 2nd Avenue, Detroit, Michigan 48226. The main telephone number is (313) 235-4000.

MCN Energy Group Inc. (page 17)

      MCN Energy Group Inc., a Michigan corporation organized in 1988, is an integrated energy company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution and energy marketing.

      MCN’s largest subsidiary is Michigan Consolidated Gas Company, a natural gas utility serving 1.2 million customers in more than 530 communities throughout Michigan. MCN Energy Enterprises Inc. is a wholly owned subsidiary of MCN and serves as a holding company for MCN’s nonutility businesses.

      The principal executive offices of MCN are located at 500 Griswold Street, Detroit, Michigan 48226. The main telephone number is (313) 256-5500.

The Merger (page 19)

      We are proposing a merger of MCN with and into DTE Enterprises, Inc., a Michigan corporation and wholly owned subsidiary of DTE with DTE Enterprises, Inc. continuing as the surviving corporation.

      For a detailed discussion of the reasons for the merger, see pages 28 through 30.

What MCN Shareholders Will Receive (page 47)

      As a result of the merger, MCN shareholders will be entitled to elect to receive either $24.00 in cash or 0.715 of a share of DTE common stock in exchange for each share of MCN common stock they hold. This right to elect to receive either cash or DTE common stock or both is subject to allocation and proration procedures that generally ensure that, in the aggregate, 55% of the shares of MCN stock outstanding immediately prior to the merger will be converted into cash and the other 45% will be converted into shares of DTE common stock.

Example: If you hold 1000 shares of MCN common stock, you may elect to receive 715 shares of DTE common stock, $24,000 in cash, or some combination of the two. The amount of either stock or cash that you actually receive will depend upon the election of other MCN shareholders. For example, if you elect to receive only stock and all other MCN shareholders make the same election, 45% of your shares would be converted into stock and 55% of your shares would be converted into cash, so you would receive a total of 321 shares of DTE common stock and $13,200 in cash plus additional cash paid instead of a fractional share. Similarly, even if you elect to receive only cash, you may receive a mix of cash and shares of DTE common stock in the merger.

      Further, we have agreed to additional adjustments if necessary in order to preserve the status of the merger as a “reorganization” under the Internal Revenue Code. If triggered, these tax adjustments would decrease below 55% the number of shares of MCN common stock that will be converted into cash and increase above 45% the number of shares of MCN common stock that will be converted into DTE common stock. If the tax adjustment is necessary, each share of MCN common stock that would have been converted into cash in the absence of this tax adjustment will be converted into a number of shares of DTE common stock having a value of $24.00 instead of being converted at the 0.715 exchange ratio. Conversion of shares of MCN common stock at this conversion rate will continue to the extent that the conversion is necessary so that the value of the DTE common stock paid as consideration for shares of MCN common stock is not less than 41% of the value of the total consideration paid for shares of MCN common stock. Any additional shares of MCN common stock that are converted into DTE common stock instead of cash in connection with the tax adjustment will be converted at the 0.715 rate.

MCN Shareholders Will Be Asked to Elect the Form of Merger Consideration (page 49)

      You should have received, or will receive shortly, an election form which you should use to indicate your preference to receive shares of DTE common stock, cash, or a combination of both, in exchange for your shares of MCN common stock. Alternatively, you may decide to make no election, in which case the form of consideration you receive will be determined based on the elections of other MCN shareholders.

      After the deadline for submitting election forms — 9:00 a.m. on the date of the merger — has passed, the exchange agent chosen by DTE will allocate the consideration to comply with the requirement that, subject to the adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, in the aggregate, 55% of the outstanding shares of MCN common stock will be converted into cash and the other 45% will be converted into shares of DTE common stock.

      If you hold MCN shares through MCN employee savings plans, an independent fiduciary will instruct the trustee of those plans to make an election that will result in the highest aggregate value to the holders of all such MCN shares, although you will be able to instruct the trustee how to vote shares held for your benefit in those plans at the shareholder meeting.

Recommendations to Shareholders (page 28)

      After careful consideration of various options, the MCN board of directors has concluded that approval of the amended merger agreement is in the best interests of MCN shareholders.

      The MCN board of directors has determined that the merger and the consideration to be received by MCN shareholders under the terms of the amended merger agreement are fair to, and in the best interests of, its shareholders.

      The MCN board of directors unanimously recommends that you vote “FOR” the approval of the amended merger agreement.

Opinion of Financial Advisor (page 30)

      In deciding to adopt and to recommend that shareholders approve the amended merger agreement, the MCN board of directors considered the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the MCN board of directors to the effect that, as of the date of the opinion, the consideration to be received by the holders of MCN common stock in the merger was fair to such holders from a financial point of view. The opinion, dated as of February 28, 2001, is attached as Appendix B to this document. We encourage you to read this opinion carefully and in its entirety.

The Special Meeting

Time, Place and Matters to Be Voted Upon (page 14)

      The MCN special meeting will be held on May 15, 2001, at 2:00 p.m., local time, on the 32nd Floor of MCN’s main office at 500 Griswold Street, Detroit, Michigan. At the MCN special meeting, you will be asked:

1.	To approve the amended merger agreement; and

2.	To act on other matters relating to the foregoing proposal that may be properly brought before the MCN special meeting.

Record Date and Vote Required (page 14)

      You may cast one vote at the MCN special meeting for each share of MCN common stock that you owned at the close of business on April 10, 2001.

      On April 6, 2001, there were approximately 18,000 shareholders of record and 90,185,793 shares of MCN common stock outstanding and entitled to vote. To approve the amended merger agreement, the holders of a majority of the shares of MCN common stock issued and outstanding on April 10, 2001 must vote in favor of doing so.

      As of April 6, 2001, directors and executive officers of MCN and their affiliates owned an aggregate of approximately 0.9% of the outstanding shares of MCN common stock, which they have indicated they intend to vote in favor of approval of the amended merger agreement.

The Amended Merger Agreement

      The merger agreement, as amended by the parties on February 28, 2001, is attached to this document as Appendix A. Please read the amended merger agreement carefully and in its entirety. It is the legal document that governs the merger.

Effective Time of the Merger (page 50)

      The merger will occur shortly after all the conditions to the completion of the merger have been satisfied or waived. Although no assurances can be given, and the merger may be completed later, we currently expect that the merger will be completed in the second quarter of 2001.

Conditions of the Merger (page 50)

      The completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Approval of the amended merger agreement by MCN shareholders;

•	The receipt of all governmental and other consents and approvals that are necessary to complete the merger on terms that do not have a material adverse effect on MCN or DTE;

•	The absence of any injunction or legal restraint blocking the merger;

•	Each of us having performed in all material respects certain specifically enumerated obligations set forth in the amended merger agreement; and

•	The receipt by each of us of legal opinions that the merger will be treated as a “reorganization” under the Internal Revenue Code and that DTE, MCN and DTE Enterprises, Inc. will each be a party to that reorganization.

      If the law permits, either DTE or MCN could choose to waive a condition to its obligation to complete the merger even though that condition has not been satisfied. However, neither MCN nor DTE can waive the condition relating to the receipt of the tax opinions after the requisite approval of DTE shareholders (which was obtained on December 20, 1999) or MCN shareholders has been obtained unless further shareholder approval is obtained with appropriate disclosure. DTE and MCN cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination (page 57)

      MCN or DTE may agree in writing to terminate the amended merger agreement at any time without completing the merger, even after the approval of its respective shareholders has been obtained.

      In addition, either MCN or DTE may decide, without the consent of the other, to terminate the amended merger agreement, even after the approval of its respective shareholders has been obtained, if:

•	The merger has not been completed by December 31, 2001;

•	MCN shareholders fail to approve the amended merger agreement;

•	Any legal restriction permanently prohibiting completion of the merger has become final and non-appealable;

•	The other party materially breaches certain specifically enumerated covenants of the amended merger agreement and does not, or cannot, correct the breach within 30 days; or

•	Either the MCN or the DTE Board of Directors withdraws or adversely modifies its recommendation of the amended merger agreement, or in the case of MCN, prior to the special meeting of MCN shareholders, fails to reconfirm its recommendation of the amended merger agreement within five days of a written request from DTE to do so.

Termination Fee and Expenses (page 58)

      MCN and DTE have agreed that if the amended merger agreement is terminated by either party because an acquisition proposal is made for MCN and MCN shareholders do not approve the merger, or by DTE because MCN’s board of directors adversely modifies or withdraws its recommendation of the amended merger agreement, then, in either case, MCN will reimburse DTE’s charges and expenses up to $15 million and, if MCN thereafter executes a definitive agreement or completes a transaction with a third party within 12 months after termination, MCN will pay DTE a termination fee of $55 million.

      Except as provided in the previous paragraph, whether or not the merger is completed, DTE and MCN will each pay its own fees and expenses, except that DTE and MCN will divide evenly the costs and expenses that DTE and MCN have incurred in printing and mailing this document and the joint proxy statement/prospectus which was mailed to MCN’s and DTE’s shareholders on or about November 15, 1999, and the fees that we have paid to the Securities and Exchange Commission in connection with the merger.

Other

Interests of Management and Directors in the Merger (page 36)

      In considering the recommendations of the MCN board of directors with respect to the merger, you should be aware that certain officers and directors of MCN have interests in the merger that are in addition to, or different from, the interests of shareholders of MCN generally. These interests exist because of:

•	The terms of agreements that provide various MCN officers with severance benefits if their employment is terminated under certain conditions; and

•	Rights the MCN officers and directors have under the terms of benefit and compensation plans maintained by MCN pursuant to which, in some cases, cash-and stock-based awards have been accelerated.

      The amended merger agreement provides that Alfred R. Glancy III, MCN’s Chairman and Chief Executive Officer, and two other MCN directors will join the board of DTE after the effective date of the merger.

      Further, DTE, MCN and DTE Enterprises, Inc. have entered into a termination and consulting agreement with Mr. Glancy which will go into effect if and when the merger is completed. Certain other officers of MCN have also entered into employment agreements with DTE that will go into effect after the merger.

      The MCN board of directors knew about these additional interests, and considered them, when they adopted the amended merger agreement.

Dissenters’ Rights (page 43)

      Both companies are incorporated under Michigan law. Under Michigan law, MCN shareholders do not have the right to a court determination, in a proceeding known as an appraisal, of the fair value of their shares in connection with the merger.

Accounting Treatment (page 58)

      DTE will account for the merger as a purchase for financial reporting purposes.

Material Federal Income Tax Consequences of the Merger (page 59)

      We expect that for U.S. federal income tax purposes, MCN shareholders who receive only shares of DTE common stock in exchange for their shares of MCN common stock will not recognize any gain or loss. We also expect that MCN shareholders who receive cash, as well as shares of DTE common stock, in the merger may recognize gain, but not in excess of the amount of cash received.

      DTE and MCN have conditioned the merger on receipt of legal opinions that the merger will be treated as a “reorganization” for federal income tax purposes.

      This tax treatment may not apply to certain MCN shareholders and may depend on your specific situation and on variables not within MCN’s or

DTE’s control. We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger.

Comparison of Shareholders’ Rights (page 68)

      DTE and MCN are both incorporated in Michigan, so the rights of MCN shareholders who become DTE shareholders will continue to be governed by Michigan law. There are some differences in the rights of the shareholders under the respective articles of incorporation and other organizational documents of DTE and MCN.

Listing of DTE Common Stock (page 43)

      The shares of DTE common stock to be issued in connection with the merger will be listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “DTE.”

Regulatory Filings, Approvals and Clearances (page 45)

      The Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder, provide that the merger may not be completed until premerger notification filings have been made, by which means information is submitted to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission, and the specified Hart-Scott-Rodino Antitrust Improvements Act waiting period has expired.

      In order to meet the competitive concerns of the Federal Trade Commission, on February 8, 2001, MichCon, a subsidiary of MCN, entered into an easement agreement with Exelon Energy Company, relating to Exelon’s use of certain natural gas pipeline capacity on MichCon’s system within MichCon’s and Detroit Edison’s overlapping distribution areas. On February 20, 2001, MCN and DTE signed a proposed consent order negotiated with the staff of the Federal Trade Commission. On March 21, 2001, the parties were notified that the Federal Trade Commissioners had accepted the proposed consent order and easement agreement. By letter dated March 22, 2001, the parties received confirmation that they had been granted early termination of the Hart-Scott-Rodino Antitrust Improvements Act premerger waiting period, effective March 21, 2001.

      Although both DTE and MCN are exempt holding companies under the Public Utility Holding Company Act of 1935, the Securities and Exchange Commission must approve the merger pursuant to Section 9(a)(2) of the 1935 Act, which requires approval from the Securities and Exchange Commission of some acquisitions of public utility company securities. On February 16, 2001, DTE and DTE Enterprises, Inc. (as the entity merging with MCN and carrying on MCN’s business as a holding company) filed an amended joint application for approval of the merger under the 1935 Act. This application was subject to a 25-day notice period which expired on March 20, 2001. No comments were submitted to the SEC during the notice period. DTE and DTE Enterprises, Inc. intend to file another amended joint application reflecting the terms of the amended merger agreement, which filing may start a new notice period.

      DTE and MCN cannot be certain that the remaining approval from the Securities and Exchange Commission will be obtained, or that such approval will be received within the expected time frame. Further, such approval may contain conditions that would be detrimental to DTE or that would permit DTE not to complete the merger.

MARKET PRICE AND DIVIDEND INFORMATION

      Shares of DTE common stock are listed on the New York Stock Exchange (which we refer to as the “NYSE”) and the Chicago Stock Exchange under the symbol “DTE.” Shares of MCN common stock are listed on the NYSE under the symbol “MCN.”

      The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of DTE common stock and MCN common stock, as reported on the NYSE Composite Transactions reporting system, and the cash dividends per share declared on DTE common stock and MCN common stock.

	DTE			MCN
	Common Stock			Common Stock

Calendar Quarter	High	Low	Dividends	High	Low	Dividends

1999

First Quarter	$43.7500	$37.9375	$0.5150	$19.5625	$15.8125	$0.2550

Second Quarter	44.6875	38.2500	0.5150	22.6250	15.9375	0.2550

Third Quarter	41.8750	35.1875	0.5150	22.2500	17.0000	0.2550

Fourth Quarter	37.3125	31.0625	0.5150	25.6250	17.0000	0.2550
2000

First Quarter	41.2500	28.4375	0.5150	26.9375	22.7500	0.2550

Second Quarter	35.9375	28.8750	0.5150	26.4375	20.4375	0.2550

Third Quarter	40.2500	30.4375	0.5150	26.9375	20.1250	0.2550

Fourth Quarter	39.3125	34.9375	0.5150	27.7500	23.5625	0.2550
2001

First Quarter	40.2000	33.1250	0.5150	27.8125	19.5000	0.2550

Second Quarter (through April 6, 2001)	42.4531	39.7969	—	26.5469	25.4063	—

Dividend Information

      DTE currently intends to continue its quarterly dividend rate of $0.5150 per share, although the DTE board of directors may change this practice at any time.

Recent Closing Prices

      The following table sets forth the closing sales prices per share of DTE common stock and MCN common stock on the NYSE on February 27, 2001, the last trading day before public announcement of the amended merger agreement, and on April 6, 2001, the last practicable trading day prior to the date of this document. The table also presents implied equivalent per share values for MCN common stock by multiplying the price per share of DTE common stock on the dates indicated by the exchange ratio of 0.715.

	DTE	MCN	Equivalent per share
	Common	Common	of MCN
	Stock	Stock	Common Stock

February 27, 2001	$35.67	$23.12	$25.5041

April 6, 2001	$41.68	$26.17	$29.8012

      Applying the allocation and proration procedures of the amended merger agreement — which will result in MCN shareholders receiving shares of DTE common stock for 45% of their shares and cash for 55% of their shares in the aggregate — the blended value of the cash and stock consideration, based on the April 6, 2001 closing price of DTE common stock noted above, would be $26.6105 for each share of MCN common stock.

      The market price of both DTE common stock and MCN common stock is likely to fluctuate prior to the merger and cannot be predicted. You should obtain current market quotations for DTE common stock and MCN common stock. The future prices for DTE common stock after the merger cannot be predicted.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      MCN and DTE are providing the following financial information to assist you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of DTE and MCN, and the related notes contained in the Annual Reports on Form 10-K that DTE and MCN have previously filed with the Securities and Exchange Commission (which we refer to in this document as the “SEC”). See “Where You Can Find More Information” on page 75.

Selected Historical Consolidated Financial Data of DTE Energy Company

	Year Ended December 31,

	2000	1999	1998	1997	1996

	(millions, except per share amounts)
Income Statement Data

Operating Revenues	$5,597	$4,728	$4,221	$3,764	$3,645

Net Income	$468	$483	$443	$417	$309

Earnings Per Common Share — Basic and Diluted	$3.27	$3.33	$3.05	$2.88	$2.13

Dividends Declared Per Share of Common Stock	$2.06	$2.06	$2.06	$2.06	$2.06

	At December 31,

	2000	1999	1998	1997	1996

	(millions, except per share amounts)
Balance Sheet Data

Total Assets	$12,662	$12,316	$12,088	$11,223	$11,015

Long-Term Debt Obligations (including capital leases) and Redeemable Preferred and Preference Stock Outstanding	$4,062	$4,091	$4,323	$4,058	$4,038

Book Value Per Share of Common Stock	$28.14	$26.95	$25.49	$24.51	$23.69

Selected Historical Consolidated Financial Data of MCN Energy Group Inc.

	Year Ended December 31,

	2000	1999	1998	1997	1996

	(millions, except per share amounts)
Income Statement Data(a)

Operating Revenues	$2,791	$2,424	$2,011	$2,173	$2,022

Net Income (Loss)	$109	$(16)	$(299)	$110	$128
Earnings (Loss) Per Common Share

— Basic	$1.23	$(0.19)	$(3.79)	$1.51	$1.91

— Diluted	$1.22	$(0.19)	$(3.79)	$1.48	$1.90

Dividends Declared Per Share of Common Stock	$1.02	$1.02	$1.02	$0.98	$0.94

	At December 31,

	2000	1999	1998	1997	1996

	(millions, except per share amounts)
Balance Sheet Data

Total Assets	$4,864	$4,238	$4,378	$4,332	$3,672

Long-Term Debt Obligations (including capital leases) and Redeemable Cumulative Preferred Securities	$1,329	$1,861	$1,809	$1,718	$1,426

Book Value Per Share of Common Stock	$10.76	$9.56	$9.79	$14.63	$12.01

(a)	Income statement data excludes the cumulative effect of the 1999 change in accounting for start-up activities and the operations of MCN’s discontinued computer services segment which was sold in 1996.

See “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 65.

SELECTED UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL DATA

      The following selected unaudited pro forma combined condensed consolidated financial data give effect to the merger. The pro forma balance sheet data as of December 31, 2000 give effect to the merger as if it occurred on that date. The pro forma income statement data give effect to the merger as if it occurred on January 1, 2000. The pro forma adjustments are based upon available information and certain assumptions that DTE and MCN believe are reasonable.

      MCN and DTE have included these unaudited pro forma combined condensed consolidated financial data only for the purposes of illustration and they do not necessarily indicate what the combined company’s operating results or financial condition would have been if the merger between DTE and MCN had been completed at the beginning of the period presented. Moreover, the selected unaudited pro forma combined condensed consolidated financial data do not necessarily indicate what the future operating results or financial position of the combined company will be.

      The selected unaudited pro forma combined condensed consolidated financial data have been derived from and should be read in conjunction with the “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 62 and the related notes and should be read in conjunction with the consolidated financial statements of DTE and MCN which are incorporated into this proxy statement/ prospectus by reference.

Selected Unaudited Pro Forma Condensed Summary Financial Data of Combined Company

(millions, except per share amounts)

Year Ended
December 31, 2000

Income Statement Data

Operating Revenues	$8,388

Net Income	$476
Earnings Per Common Share

Basic	$2.76

Diluted	$2.76

At December 31, 2000

Balance Sheet Data

Total Assets	$18,966

Long-Term Debt Obligations (including capital leases) and Redeemable Cumulative Preferred Securities	$5,389

Book Value Per Share of Common Stock	$29.52

See “Notes to Unaudited Pro Forma Combined Condensed

Consolidated Financial Statements” on page 65.

RISK FACTORS

MCN shareholders cannot be sure of the market value of the shares of DTE common stock that will be issued in the merger

      As a result of the merger, subject to adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger will be converted into shares of DTE common stock. Because the exchange ratio is fixed at 0.715, the market value of the DTE common stock issued in the merger will depend upon the market price of DTE common stock prior to the merger. This market value of DTE common stock is likely to fluctuate prior to the completion of the merger and therefore may be different at the time the merger is completed than it was at the time the amended merger agreement was signed and at the time of the MCN shareholders’ meeting. Accordingly, MCN shareholders cannot be sure of the market value of the DTE common stock that they will receive in the merger.

The merger is subject to the receipt of approval from the SEC under the Public Utility Holding Company Act of 1935

      As of April 6, 2001, DTE’s and DTE Enterprises’ amended joint application for approval of the merger under the Public Utility Holding Company Act of 1935, as amended (which we refer to as the “1935 Act”), was still pending. DTE and DTE Enterprises, Inc. (which we refer to as “DTE Enterprises”) intend to file another amended joint application for approval of the merger under the 1935 Act, which filing will reflect the amended merger agreement. The filing of this amended joint application may cause a new notification period to commence.

      Obtaining regulatory approval from the SEC may delay the merger for a period of time after the necessary approval of the amended merger agreement by MCN shareholders has been obtained at the special meeting. DTE and MCN cannot assure you that this regulatory approval will be obtained, or if it is obtained, whether the terms and conditions of the approval will be satisfactory. DTE and MCN cannot give any assurance on whether third parties will appeal any final orders approving the merger, which could further delay the merger.

      DTE and MCN will use commercially reasonable efforts to obtain any required consent, registration, authorization, approval or permit of any governmental entity in connection with the merger and related transactions. However, DTE is not required to complete the merger if any governmental entity imposes conditions which, in its reasonable judgment, are reasonably likely to have a material adverse effect on DTE, MCN or DTE Enterprises, although DTE and MCN have agreed that the easement granted to Exelon Energy Company (which we refer to as “Exelon”) by MichCon in order to satisfy the concerns of the Federal Trade Commission (which we refer to as the “FTC”) regarding the merger shall not be considered in determining whether a material adverse effect has occurred. See “The Merger — Background to the Amended Merger Agreement” on page 22, “The Amended Merger Agreement — Conditions of the Merger” on page 50 and “Regulatory Filings, Approvals and Clearances” on page 45.

      In addition, the amended merger agreement permits either of us to terminate the agreement after December 31, 2001 if the required governmental approvals have not been obtained.

DTE may not be able to realize fully the cost savings and other benefits expected to be realized in connection with the merger, which may adversely affect earnings and financial condition

      Significant benefits are expected to result from the merger. The merger is expected to be accretive to DTE’s earnings per share within the first full year of operation, based on anticipated results of future operations, and assuming timely realization of the estimated cost savings and avoidances expected to result from the merger and no adverse regulatory treatment. However, the merger involves the integration of two large companies that have previously operated independently of each other and the successful combination of the two business enterprises may take an extended period of time. Further, coordinating the operations will involve a number of risks including:

•	Difficulties in combining operations and systems, including combining or coordinating utility operations;

•	Difficulties in retaining employees, customers and suppliers;

•	Potentially adverse short-term effects on operating results; and

•	The possibility that DTE will not achieve anticipated cost savings, or that any savings will be partially or fully offset by utility rate reductions or other regulatory actions and so will not benefit the shareholders.

Inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as delays encountered in the transition process, could have a material adverse effect upon the revenues, level of expenses, operating results and financial condition of DTE, which may affect the value of DTE common stock. See “The Merger — MCN’s Reasons for the Merger and the Amended Merger Agreement and Recommendation” on page 28 and “— Additional Considerations of the MCN Board of Directors” on page 29.

Increased competition may result in decreased earnings

      The merger will combine two companies that to a large extent share a common regulatory environment and currently are affected by a number of similar factors, including increased competition. The utility industry in Michigan has been undergoing structural change for several years, resulting in increasing competitive pressures faced by electric and natural gas utility companies. Recent legislation, which, in phases, will allow retail electric customers access to competitive electric generation resources has increased competition and created greater risks to the stability of electric utility earnings generally and may in the future reduce DTE’s earnings. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their customers.

For MCN shareholders, an investment in DTE is subject to risks related to the electric utility industry

      DTE operates numerous electric generating facilities, including fossil and nuclear fueled plants. Some of the risks associated with the operation and cost of operation of electric generating facilities differ from those relating to MCN’s utility and non-utility businesses, including risks relating to unscheduled outages and changing environmental requirements. MCN shareholders who, after the merger, hold DTE common stock will be exposed to risks arising from the electric utility industry that did not significantly affect their investment in MCN.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

      This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of each of DTE and MCN. These statements may be made directly in this document referring to DTE or MCN, or they may be made part of this document by reference to other documents filed with the SEC, which is known as “incorporation by reference,” and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this document or in documents incorporated in this document by reference.

      These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following possibilities:

•	General economic or business conditions, both domestic and foreign, may be less favorable than expected, resulting in, among other things, lower than expected revenues.

•	Costs or difficulties related to the integration of the businesses of DTE and MCN may be greater than expected.

•	The effects of competition and the effects of the implementation of utility restructuring in Michigan.

•	The capital intensive nature of MCN’s and DTE’s businesses.

•	The uncertainty of gas reserve estimates.

•	The timing and extent of changes in commodity prices for natural gas, natural gas liquids, methanol, coal and electricity.

•	The effects of weather and other natural phenomena.

•	The effects of environmental and nuclear regulations.

•	The performance of non-regulated lines of business.

•	Adverse changes may occur in the securities markets.

•	Changes in the interest rate environment may adversely affect profit margins.

      Because such forward-looking statements are subject to assumptions, risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. MCN shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

      All subsequent written and oral forward-looking statements attributable to DTE or MCN or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither DTE nor MCN undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE MCN SPECIAL MEETING

General

      This document is being furnished to MCN shareholders in connection with the solicitation of proxies by the MCN board of directors for use at the MCN special meeting, to be held on Tuesday, May 15, 2001, at 2:00 p.m., local time, on the 32nd floor of MCN’s main office at 500 Griswold Street, Detroit, Michigan, 48226, and at any adjournments or postponements of that meeting. This document is also furnished to MCN shareholders as a prospectus in connection with the issuance by DTE of shares of DTE common stock pursuant to the amended merger agreement.

      The purpose of the MCN special meeting is:

(1) To consider and to vote upon the approval of the amended merger agreement; and

(2) To transact such other business related to such proposal as may properly come before the MCN special meeting.

      The MCN board of directors, by a unanimous vote of the directors present at a duly called and held meeting, has adopted the amended merger agreement and unanimously recommends that the MCN shareholders vote “FOR” the approval of the amended merger agreement.

Voting

      Record Date

      MCN has fixed the close of business on April 10, 2001 as the MCN record date for the determination of the holders of MCN common stock entitled to receive notice of and to vote at the MCN special meeting. You may vote at the MCN special meeting only if you owned MCN common stock at that time.

      As of April 6, 2001, there were 90,185,793 shares of MCN common stock issued and outstanding, held by approximately 18,000 shareholders. Each share of MCN common stock outstanding on the MCN record date is entitled to one vote on each matter properly submitted at the MCN special meeting.

      Vote Required

      The affirmative vote of the holders of a majority of the shares of MCN common stock issued and outstanding on the MCN record date is required for approval of the amended merger agreement.

      Any failure to be present at the MCN special meeting, in person or by proxy, any abstention and any failure to instruct a broker as to how to vote shares held by such broker, as explained below, will have the same effect as a vote “AGAINST” approval of the amended merger agreement. Under the rules of the NYSE, brokers who hold shares in street name for customers will not have authority to vote on the approval of the amended merger agreement unless they receive specific instructions from the beneficial owners of such shares.

      The presence, in person or represented by proxy, of a majority of the shares of MCN common stock entitled to vote at the MCN special meeting will constitute a quorum for the transaction of business. Abstentions will be counted as present for purposes of determining a quorum. The failure by a beneficial owner of shares to provide a broker with voting instructions with respect to such shares will result in those shares not being present for purposes of determining a quorum.

      As of April 6, 2001, directors and executive officers of MCN owned beneficially an aggregate of 783,316 shares of MCN common stock, including shares which may be acquired within 60 days upon exercise of employee stock options, or approximately 0.9% of the shares of MCN common stock outstanding on such date. The directors and executive officers of MCN have indicated their intention to vote their shares of MCN common stock in favor of the approval of the amended merger agreement.

      As of April 6, 2001, the directors and executive officers of MCN owned no shares of DTE common stock.

Proxies

      Each copy of this document mailed to MCN shareholders is accompanied by a form of proxy with voting instructions for submission by mail. In addition, MCN shareholders entitled to vote at the MCN special meeting may submit their proxies by telephone or through the Internet in accordance with the instructions set forth on the accompanying proxy card. However, submission of proxies with voting instructions by telephone or through the Internet may not be available to shareholders who hold their shares through a broker, nominee, fiduciary or other custodian. MCN shareholders should contact such person to determine whether they may submit their proxies by telephone or through the Internet. Shares of MCN common stock represented by a proxy properly submitted as described below and received at or prior to the MCN special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. MCN has been advised by counsel that submitting proxies by telephone or through the Internet in the manner described in this document is consistent with the requirements of applicable law.

      Submitting Proxies by Mail.  To submit a written proxy by mail, holders of MCN common stock should complete, sign, date and mail the proxy card provided with this document in accordance with the instructions set forth on such card. If a proxy card is signed and returned without indicating any voting instructions, shares of MCN common stock represented by the proxy will be voted “FOR” the approval of the amended merger agreement.

      Submitting Proxies by Telephone or Internet.  Shareholders may also submit proxies with voting instructions by telephone by calling (877) PRX-VOTE ((877) 779-8683), or over the Internet at http://www.eproxyvote.com/mcn. In each case, shareholders should follow the instructions that are set forth on the reverse side of the accompanying proxy card. Each shareholder has been assigned a unique control number which has been printed on each shareholder’s proxy card. Shareholders who submit proxies by telephone or over the Internet will be required to provide their assigned control number before their proxy will be accepted. In addition to the instructions that appear on the proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated Web site for those shareholders submitting proxies over the Internet. Shareholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone or over the Internet, as applicable, that their proxies have been successfully submitted.

      Revocation

      Any person who submits a proxy may revoke it any time before it is voted by:

•	Giving written notice of revocation to MCN, addressed to: Investor Relations, MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226;

•	Submitting a later dated proxy with voting instructions by mail, by telephone or over the Internet, if the proxy is received by MCN prior to the MCN special meeting; or

•	Voting in person at the MCN special meeting; a proxy is not revoked by simply attending the MCN special meeting.

      MCN shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their proxy.

      Other Matters

      The MCN board of directors is not currently aware of any business to be acted upon at its special meeting, other than as described in this document. If, however, other matters related to the proposal to approve the amended merger agreement are properly brought before the MCN special meeting, the persons appointed as proxies will have discretion to vote or to act thereon according to their best judgment, unless otherwise indicated on any particular proxy. The persons appointed as proxies also will have discretion to vote on adjournment of the MCN special meeting. Such adjournment may be for the purpose of soliciting additional proxies, although shares represented by proxies voting against the approval of the amended merger agreement will be voted against a proposal to adjourn the MCN special meeting for the purpose of soliciting additional proxies.

Solicitation of Proxies

      In addition to solicitation by mail, directors, officers and employees of MCN may solicit proxies from the shareholders of MCN personally or by telephone, telecopy or telegram or other forms of communication. Directors, officers and employees will not be specifically compensated for such services but may be reimbursed for reasonable out-of-pocket expenses in connection with such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending such materials to beneficial owners.

      In addition, MCN has retained Corporate Investor Communications Inc. to assist in the solicitation of proxies from its shareholders. The fees to be paid by MCN to Corporate Investor Communications Inc. for such services will be equal to approximately $7,500, plus reasonable out-of-pocket costs and expenses. MCN will bear its own expenses in connection with the solicitation of proxies for the MCN special meeting, except that MCN and DTE will share equally all expenses incurred in connection with the filing of the amendment to the registration statement to register the shares of DTE common stock to be issued to MCN shareholders in the merger and the printing and mailing of this document.

      MCN shareholders should not send MCN common stock certificates with their proxy cards. Instructions for delivering stock certificates to the exchange agent can be found under “The Merger Agreement — Election Procedures and Distribution of Certificates of DTE Common Stock” on page 49.

THE COMPANIES

DTE Energy Company

      DTE Energy Company, a Michigan corporation organized in 1995, is the parent holding company of The Detroit Edison Company (which we refer to as “Detroit Edison”) and other subsidiaries engaged in energy-related businesses.

      DTE’s principal operating subsidiary, Detroit Edison, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in southeastern Michigan. Detroit Edison’s service area includes about 13% of Michigan’s total land area and approximately five million people, which is about half of Michigan’s population. Detroit Edison’s residential customers reside in urban and rural areas, including those along the extensive shoreline of the Great Lakes and connecting waters.

      DTE also has affiliates that engage in non-regulated businesses, including the following energy-related services and products:

•	The operation of pulverized coal facilities and coke oven batteries;

•	Coal sourcing, blending and transportation;

•	Landfill gas-to-energy facilities;

•	Providing expertise in the application of new energy technologies;

•	Real estate development; and

•	Power marketing and trading.

      The mailing address of DTE Energy Company’s principal executive offices is 2000 2nd Avenue, Detroit, Michigan, 48226-1279, and its telephone number is (313) 235-4000.

MCN Energy Group Inc.

      MCN Energy Group Inc., a Michigan corporation organized in 1988, is an integrated energy company with approximately $4.9 billion in assets at December 31, 2000 and revenues of approximately $2.8 billion in 2000. MCN is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, and energy marketing. On December 31, 2000, MCN and its subsidiaries had 2,946 employees.

      MCN reports its operating results through two major business groups: Diversified Energy and Gas Distribution.

      Diversified Energy, operating through MCN Energy Enterprises Inc. (which we refer to as “MCNEE”), is a wholly owned subsidiary of MCN and serves as a holding company for MCN’s non-utility businesses. MCNEE is comprised of the following segments:

•	Pipelines & Processing has pipeline, gathering, processing and related facilities in major supply areas.

•	Electric Power holds joint venture interests in electric power generation facilities, most of which were sold in 2000. Electric Power also provides fuel management services and supplies gas to power generation facilities under long-term sales contracts.

•	Energy Marketing sells premium, reliable bundled energy services to large-volume customers and has rights to market-area storage capacity. Energy Marketing also sells gas to other gas marketers and brokerage companies. In 2000, Energy Marketing began trading activities to optimize the value of its gas storage capacity and assets.

•	Exploration & Production is engaged in natural gas and oil exploration, development and production in Michigan.

      MCNEE’s segments are further segregated between assets in the Midwest-to-Northeast target region and assets outside the region.

      Gas Distribution consists principally of Michigan Consolidated Gas Company (which we refer to as “MichCon”), a natural gas utility serving approximately 1.2 million customers in more than 530 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission (which we refer to as “MPSC”) with respect to the distribution and intrastate transportation of natural gas. Gas Distribution also includes Citizens Gas Fuel Company (which we refer to as “Citizens”) a small gas utility serving approximately 16,000 customers in Adrian, Michigan. Citizens’ rates are regulated by the Adrian Gas Rate Commission.

      MCN has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226, and its telephone number is (313) 256-5500.

THE MERGER

      The discussion in this document of the merger of DTE and MCN and the principal terms of the Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999 and as further amended as of February 28, 2001, among DTE, MCN and DTE Enterprises does not purport to be complete and is subject to, and qualified in its entirety by reference to, the amended merger agreement which is incorporated into this proxy statement/prospectus by reference. A copy of the amended merger agreement is attached as Appendix A to this proxy statement/prospectus.

General

      We are furnishing this proxy statement/prospectus to MCN shareholders in connection with the solicitation of proxies by the board of directors of MCN for use at the special meeting of shareholders and at any adjournments or postponements of that meeting.

      At the special meeting, MCN shareholders will be asked to consider and to vote upon a proposal to approve the amended merger agreement. Approval of the amended merger agreement will also constitute approval of the transactions contemplated by that agreement, including, among others, the merger.

      The amended merger agreement provides that MCN will be merged with and into DTE Enterprises, with DTE Enterprises continuing as the surviving corporation. In the merger, each share of MCN common stock issued and outstanding immediately prior to the merger, other than shares of MCN common stock owned by DTE or MCN (except for those owned on behalf of third parties), will be converted into the right to receive either $24.00 in cash or 0.715 of a share of DTE common stock. The amended merger agreement also contains proration and allocation procedures that ensure that:

•	The aggregate number of shares of MCN common stock that will be converted into cash will be equal to 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger; and

•	The aggregate number of shares of MCN common stock that will be converted into shares of DTE common stock will be equal to 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger.

      In addition, as discussed in further detail under “The Amended Merger Agreement — Terms of the Merger” on page 47, the percentages of shares of MCN common stock converted into cash and shares of DTE common stock may be further adjusted in order to preserve the status of the merger as a reorganization under the Code.

      The merger will become effective when the certificate of merger is duly endorsed by the Department of Consumer and Industry Services of the State of Michigan.

      DTE will account for the merger as a purchase for financial reporting purposes. The merger is intended to qualify as a “reorganization” within the meaning of the Code for federal income tax purposes.

      Based on the $35.67 closing price per share of DTE common stock on the NYSE on February 27, 2001, the last trading day prior to the public announcement of the amended merger agreement, and the exchange ratio of 0.715, the implied per share value of each share of MCN common stock converted into shares of DTE common stock in the merger was $25.504 as of such date. Based on the $41.68 closing price per share of DTE common stock on the NYSE on April 6, 2001, the last practicable trading day prior to the date of the printing of this document, and the exchange ratio of 0.715, the implied per share value of each share of MCN common stock converted into shares of DTE common stock in the merger was $29.8012 as of such date. Applying the allocation and proration procedures of the amended merger agreement — which will result in MCN shareholders receiving shares of DTE common stock for 45% of their shares and cash for 55% of their shares in the aggregate — the blended value of the cash and stock consideration, based on the April 6, 2001 closing price of DTE common stock noted above, would be $26.6105 for each share of MCN common stock.

Background to the Merger

      In the years immediately preceding the execution of the merger agreement, as executed on October 4, 1999 and as amended as of November 12, 1999 (which we refer to as the “original merger agreement”), the management of each of DTE and MCN had periodically reviewed its company’s competitive position in the electric and gas utility industry, industry trends and strategic initiatives to seek to improve its competitive position.

      In this context, and after several meetings between Warburg Dillon Read LLC and DTE’s senior management team and after several presentations by Warburg Dillon Read to the DTE board of directors regarding possible strategic opportunities, DTE engaged Warburg Dillon Read in late 1998 as its financial advisor for a possible combination with MCN.

      In the fall of 1998 and continuing into early 1999, Mr. Anthony F. Earley, Jr., Chairman and Chief Executive Officer of DTE, and Mr. Alfred R. Glancy III, Chairman and Chief Executive Officer of MCN, had several discussions initiated by Mr. Earley with respect to a combination of DTE and MCN. In March 1999, Mr. Earley, on behalf of the DTE board of directors, sent a letter to Mr. Glancy expressing DTE’s belief that a business combination of DTE and MCN could be beneficial to both companies and their respective shareholders, and to indicate that, based on a review of MCN’s public documents and subject to a due diligence review of MCN, DTE believed that it could offer MCN’s shareholders a substantial premium over MCN’s then-current stock price. After considering the DTE proposal and determining that it was in the best interests of MCN’s shareholders for MCN to pursue its business plan as an independent company, Mr. Glancy, on behalf of the MCN board of directors, declined Mr. Earley’s offer to engage in further discussions.

      On June 22, 1999, the DTE board of directors met and received presentations from Warburg Dillon Read, McKinsey and Company and Goldman, Sachs & Co. on recent developments and opportunities in the electric utility industry. Members of DTE’s senior management also presented their views on various potential business acquisitions, including an acquisition of MCN.

      On July 28, 1999, the MCN board of directors approved a significantly revised strategic direction for MCN, the key aspects of which included a regional rather than North American focus and an emphasis on achieving operational efficiencies and growth through integration of existing businesses. The MCN board of directors requested that Merrill Lynch assist it with a review and analysis of MCN’s strategic alternatives.

      On July 28, 1999, at a regular meeting of the DTE board of directors, the DTE board of directors authorized management to pursue a negotiated acquisition of MCN.

      In August 1999, at the request of Mr. Earley, Mr. Earley and Mr. Larry G. Garberding, Chief Financial Officer of DTE, met with Mr. Glancy and Mr. Howard L. Dow III, Chief Financial Officer of MCN, to discuss a transaction between DTE and MCN. At this meeting, Mr. Earley proposed that DTE and MCN pursue a transaction at a price of $27.00 per MCN share, subject to adjustment based on further information from MCN. Mr. Glancy said he would discuss the proposal with the MCN board of directors.

      On August 24, 1999, the MCN board of directors met and Merrill Lynch reviewed with it recent developments in the gas utility industry. Merrill Lynch also reviewed with the MCN board of directors preliminary observations with regard to the range of values that MCN might reasonably expect to realize in an acquisition or business combination transaction. At that meeting, MCN authorized management to work with Merrill Lynch in connection with a potential transaction with DTE. At this meeting, the MCN board of directors also reviewed the DTE proposal.

      Later in August 1999, Mr. Earley met with Mr. Glancy to consider further the financial terms of a merger and shortly thereafter, Mr. Earley reported to the DTE board of directors on the progress of discussions with MCN. On August 30, 1999, the parties entered into a customary form of confidentiality agreement. In early September 1999, after MCN provided preliminary information to DTE, Mr. Earley and Mr. Glancy had several conversations to discuss further the financial terms of the proposed transaction between the companies. These discussions focused on price, an exclusive negotiating arrangement and whether the consideration to be paid to MCN shareholders would be in cash or in shares of DTE common stock. On September 7, 1999, the MCN board of directors met and was briefed on the discussions between the parties and authorized further discussions.

      Thereafter, in September 1999, Mr. Earley and Mr. Glancy discussed a price of $28.50 per share of MCN common stock, subject to DTE’s due diligence review of MCN, and an informal understanding was reached that MCN would inform DTE prior to engaging in negotiations with a third party. The parties commenced their respective due diligence investigations of each other and the senior executives of DTE and MCN, along with outside financial advisors, met to discuss the possible combination of the two companies. These discussions focused on the mutual due diligence, allocation of management responsibilities and regulatory issues. The parties’ senior managements also discussed the immediate sale of MCN’s coal fines properties and other assets to DTE and the potential financial impact of MCN severance agreements and the acceleration of certain MCN employee benefits. On September 16, 1999 and September 22, 1999, the DTE board of directors and the MCN board of directors, respectively, were briefed on the discussions between the parties; at its meeting, the DTE board of directors also reviewed relevant financial and legal considerations.

      In late September, Mr. Earley and Mr. Glancy met to discuss allocation of management responsibility and discussed the terms under which Mr. Glancy would be willing to enter into a consulting arrangement with DTE to ensure his availability after the completion of the proposed transaction. In addition, the companies’ respective legal advisors engaged in extensive meetings and negotiations in New York to establish the terms of the transaction; among the principal issues discussed were matters relating to preserving the status of the proposed transaction as a reorganization under the Code, termination of the merger agreement and the fees that would be payable in the event of termination and conditions to the parties’ respective obligations to consummate the merger.

      On September 29, 1999, Mr. Earley met with Mr. Glancy and agreed that, subject to final resolution of certain unresolved matters, the consideration to be received by MCN shareholders would consist of cash and stock, and that the terms of the merger agreement would permit MCN shareholders to elect to receive $28.50 in cash or a fraction of a share of DTE common stock. On October 3, 1999, Mr. Earley and Mr. Glancy met with their respective financial advisors and agreed that MCN shareholders would be able to elect to receive 0.775 of a share of DTE common stock in lieu of $28.50 in cash, subject to allocation and proration mechanisms and tax adjustments necessary to preserve the status of the merger as a reorganization under the Code.

      On October 4, 1999, the DTE board of directors met to consider and to approve the terms of the merger agreement. Members of DTE management and representatives of Warburg Dillon Read and Sullivan & Cromwell, special counsel to DTE, updated the DTE board of directors on developments since its September 16, 1999, meeting. Sullivan & Cromwell reviewed the fiduciary obligations of the DTE board of directors and described the definitive documentation and its effect. Warburg Dillon Read made a financial presentation and delivered its opinion to the effect that, based upon and subject to the considerations set forth in such opinion, as of October 4, 1999, the consideration to be paid to MCN shareholders in the merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the merger agreement, the merger and the transactions contemplated thereby, and resolved to recommend that DTE shareholders vote to approve the issuance of shares of DTE common stock in the merger.

      On October 4, 1999, the MCN board of directors met to consider the proposed merger. Members of MCN’s senior management and representatives of Merrill Lynch and Wachtell, Lipton, Rosen & Katz, special counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the definitive agreements. In addition, the MCN board of directors received a presentation from a nuclear consulting firm regarding DTE’s nuclear plants. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and described the definitive documentation and its effect. Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders. The non-management directors met in an executive session at which the directors were given an opportunity to ask questions and discuss their views of the transaction and discussed management’s interests in the merger. After further discussion and deliberation, the full MCN board of directors reconvened and discussed the presentations received from management, MCN’s financial advisor and its legal counsel. The MCN board of directors also discussed the potential sale of MCN’s coal fines properties to DTE. The MCN board of directors authorized management to negotiate definitive documentation containing arms-length terms, including those set forth in the merger agreement, relating to the sale of the coal fines properties independent of the merger. The MCN board of directors then adopted by unanimous vote the merger agreement and authorized its execution and resolved to recommend that MCN shareholders vote to approve the merger agreement and the other related transactions.

      At a special meeting of MCN shareholders held on December 20, 1999, MCN shareholders voted to approve the original merger agreement and at a special meeting of DTE shareholders held on December 20, 1999, DTE shareholders voted to approve the issuance of the shares of DTE common stock to be issued to MCN shareholders in the merger.

Background to the Amended Merger Agreement

      During the months following execution of the original merger agreement in October of 1999, MCN and DTE attempted to obtain the necessary regulatory approvals to complete the merger.

      On November 19, 1999, MCN and DTE filed their notification and report forms required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”), with the FTC and the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”), starting an initial 30-day waiting period. During the initial 30-day period, the parties provided the FTC and the Antitrust Division with information and documents. On December 17, 1999, the FTC issued a Request for Additional Information and Documentary Materials, which is known as a “Second Request,” that suspended the running of the requisite HSR Act waiting period until both parties substantially complied with the Second Request. On March 20, 2000, MCN declared substantial compliance with the Second Request. DTE declared substantial compliance on March 21, 2000. This substantial compliance triggered a requisite 20-day waiting period before the parties could close their transaction. During this 20-day period, the FTC staff informed DTE and MCN that the agency had significant concerns about how the proposed merger would affect competition for gas-fired equipment and generators that displaced the use of electricity purchased from DTE. The FTC staff indicated that it would seek authorization to bring a lawsuit to preliminarily enjoin the merger if the parties attempted to complete the merger following the expiration of the 20-day waiting period. In consultation with MCN, DTE agreed not to complete the merger without first giving 20-days’ advance written notice to the FTC.

      In exchange for agreeing not to close the transaction, the FTC staff agreed to work with the parties to resolve the agency’s antitrust concerns either by having the parties convince the FTC that there was no substantial competitive issue or propose a divestiture or conduct restriction plan to alleviate competitive concerns. In April 2000, the parties met several times with the FTC staff and submitted several letters and position papers in an attempt to convince the FTC there was no substantive competitive issue as well as to lay the groundwork for a divestiture/conduct restriction proposal that would minimize the adverse affect on the post-merger operations of DTE.

      After several months of discussions of various alternative proposals to address the FTC’s concerns, DTE and MCN developed a capacity easement proposal under which a third party would purchase a property interest in MCN’s southeast Michigan gas distribution system by means of an easement. MCN submitted a request for proposals to a number of energy companies to determine the level of interest in and feasibility of such an arrangement. The culmination of this process was the execution of an easement agreement with Unicom Energy, Inc. (now Exelon as a result of Unicom Corporation’s recent merger with PECO Energy Company). The parties presented this easement agreement to the FTC staff in late August 2000. The FTC staff indicated that this proposal could be the basis of a divestiture solution that was acceptable to the FTC. However, the FTC staff also stated that it would be difficult and time-consuming to convince the FTC

Commissioners that the easement agreement was an acceptable solution because it would involve an ongoing interaction between DTE and the buyer of the divested assets.

      During the fall of 2000, the parties made numerous presentations and submissions to the FTC staff supporting the easement agreement and sought an independent auditor to oversee the proposed divestiture. The parties also renegotiated the easement agreement with Exelon based on input from the FTC staff. MCN and DTE contacted the staff of the MPSC to brief them on the terms of the easement agreement with Exelon. In December 2000 and January 2001, the parties engaged in discussion with the FTC staff concerning the terms of a consent order under which the parties would complete the divestiture and the FTC would allow the merger to be completed.

      Under the terms of the original merger agreement, if the merger was not completed by April 15, 2001, either MCN or DTE had the right to terminate the original merger agreement unilaterally, provided that the terminating party had not materially breached the original merger agreement. As of February 7, 2001, the parties had still not obtained approval from the SEC under the 1935 Act, or formal approval from the FTC under the HSR Act, or filed for approval with the MPSC with respect to the proposed transaction with Exelon. On the morning of February 7, during a conference call with analysts and investors that was open to the public, DTE management, responding to questions from analysts, stated that the economic terms of the merger did not look as attractive to DTE as they did at the time the original merger agreement was entered into, and that if the merger were not completed by April 15, DTE would make a decision as to how to proceed based on an evaluation as to what would be in the best interests of its shareholders. DTE management also indicated during the call that it did not believe that any material adverse effect had occurred to MCN that would entitle DTE to terminate the original merger agreement prior to April 15 and that DTE still believed the merger with MCN was strategically attractive to DTE.

      After the market had closed on February 7, 2001, Mr. Earley called Mr. Glancy and suggested that the parties should meet in order to negotiate an amendment to the original merger agreement that would alter the economic terms of the merger and extend the termination date beyond April 15. Mr. Glancy expressed his concern about the remarks DTE management had made on the conference call and said that he believed these remarks had caused a substantial decline in the market price of MCN common stock. Mr. Glancy added that he believed it would not be appropriate for MCN to discuss renegotiation of the terms of merger at that point because MCN and its advisors believed that the parties could complete the merger before April 15 and remained committed to achieving this goal. Mr. Glancy further suggested that the parties should use their efforts to obtain the remaining regulatory approvals as quickly as possible and requested that DTE join MCN in issuing a press release stating that both MCN and DTE believed that the merger could be completed by April 15 and were committed to accomplishing that goal. Because DTE believed that there could be no assurance that DTE and MCN would receive all necessary governmental approvals prior to April 15, 2001, Mr. Earley said that he was unwilling to join in such a press release.

      On February 8, 2001, culminating several months of negotiation, DTE, MCN and Exelon signed the revised easement agreement that had been prepared in an effort to satisfy the FTC’s concerns about the competitive effects of the merger and to facilitate approval of the merger under the HSR Act. On February 9, MCN filed an application with the MPSC for approval of the Exelon easement agreement. On that same day, MCN management issued a press release announcing the Exelon agreement and the filing with the MPSC. MCN management also held a conference call with investors and analysts that same day during which MCN management explained the import of the Exelon transaction and the MPSC filing and stated its belief that it was “very possible” that the merger could be completed before April 15 if the SEC acted on DTE’s 1935 Act filing on an expedited basis.

      On February 12, 2001, Mr. Earley called Mr. Glancy and again suggested that the parties immediately renegotiate the terms of the original merger agreement. Mr. Earley indicated that as April 15 approached, and the risk increased that that date would pass without completion of the merger, the price DTE would be willing to pay in the context of a renegotiated deal would likely decrease. Mr. Glancy reiterated his belief that it was premature to discuss renegotiation and that the parties should focus on completing the transaction on its original terms prior to April 15.

      On February 12 and 13, 2001, DTE, through its outside legal advisors, expressed to MCN its reservations about whether DTE should file the required application for approval under the 1935 Act with the SEC without undertaking an updated analysis of the fairness of the economic terms of the merger to DTE shareholders, including disclosure regarding developments that DTE believed had adversely affected MCN’s value, as of the date of the application. MCN’s 1935 Act counsel expressed to DTE’s legal advisors its disagreement with DTE’s position and its view that DTE was required to submit the filing as promptly as practicable.

      On February 14, 2001, DTE’s management reviewed with MCN a list of developments that DTE felt had adversely affected MCN’s value since the execution of the original merger agreement. These developments included, among other factors, the negative effect on MCN of increasing natural gas prices, MCN’s partially unhedged gas position, DTE’s disappointment with MCN’s out-of-region assets and high out-of-market pipeline capacity costs and the reduction in MCN’s earning capacity expected to result from the Exelon transaction.

      Between February 7 and February 14, 2001, MCN’s management kept the MCN board of directors informed of developments by circulating many written communications. Mr. Glancy also spoke with individual directors by telephone on numerous occasions.

      On February 14, 2001, the MPSC approved MCN’s easement agreement with Exelon. On the same date, the MCN board of directors met telephonically. Mr. Glancy updated the board as to what had occurred during DTE’s conference call and his conversations with Mr. Earley. MCN’s management and outside legal advisors reviewed the status of the regulatory process with the board, including the dispute with DTE concerning the filing of the application for SEC approval under the 1935 Act, and discussed the risk that the merger would not be completed by April 15. MCN’s management also reviewed with the board the list of events and factors that DTE management had raised with MCN at the meeting on February 14.

      The board discussed the need to obtain further information regarding the stand-alone value of MCN in the event the merger were not completed. The board agreed that Merrill Lynch should prepare an analysis for the board of MCN’s value in the absence of a transaction with DTE. MCN’s management suggested that MCN should work to maximize the likelihood of closing the transaction prior to April 15 in order to strengthen MCN’s negotiating position should a renegotiation with DTE become necessary. The board expressed its support for management’s strategy.

      On February 15, 2001, Mr. Glancy and Mr. Earley spoke regarding the status of the 1935 Act filing. During their conversation, Mr. Earley indicated that he believed that although there was some possibility that the merger could be completed by April 15, there was a risk that the regulatory approvals might not be obtained by then and that DTE could then terminate the agreement. Mr. Earley said DTE was willing to forego temporarily its position regarding the requirement to update the analysis of the fairness of the economic terms of the merger in its 1935 Act filing and to file an application along the lines suggested by MCN, and that DTE also wanted to communicate to MCN a specific proposal for a renegotiation of the original merger agreement.

      Following their conversation, Mr. Earley forwarded to Mr. Glancy a proposal to revise the terms of the original merger agreement. Under DTE’s proposal, the per share cash purchase price would be reduced from $28.50 to $25, the stock exchange ratio would be reduced from .775 to .68 of a share of DTE common stock, the April 15 termination date would be extended for an additional 90 days, and no other changes would be made to the merger agreement. DTE stated that its proposal would remain open until February 20.

      On February 16, 2001, DTE filed the application for approval under the 1935 Act with the SEC in a form agreed to by MCN. That application noted that the fairness of the consideration to be paid by DTE under the terms of the original merger agreement had been determined as of the time of the original merger agreement and had not been updated subsequently.

      On February 19, 2001, the MCN board met telephonically to consider DTE’s proposal. The board reviewed a presentation by Merrill Lynch regarding the range of multiples at which the shares of MCN common stock could reasonably be expected to trade based upon the trading multiples of selected comparable companies in MCN’s industry, in the event the DTE transaction were not completed. Merrill Lynch advised the board that in the event the transaction were terminated, based on the range of trading multiples of those comparable companies, shares of MCN common stock would likely trade at a level significantly below the price offered by DTE in its proposal. In addition, Merrill Lynch advised that in light of the fact that neither MCN nor Merrill Lynch had been contacted by any third party concerning a potential business combination with MCN since the announcement of the original merger agreement in October 1999, and the fact that there had been relatively few merger transactions in MCN’s industry during the previous year, it was unlikely that MCN would be able to find an alternative transaction on terms more attractive than those offered in DTE’s proposal.

      The board further reviewed the status of the regulatory approvals for the merger with management and MCN’s outside legal advisors. MCN’s 1935 Act counsel informed the board that MCN and DTE had requested that the SEC allow an expedited 15-day period for objections to approval of the merger under the 1935 Act rather than the customary 20 to 25-day notice period. They explained that if objections were received during the notice period, the SEC staff would no longer be able to act under its delegated authority, and the matter would have to be considered by the SEC commissioners themselves. They further advised that it would be difficult to predict the likelihood or control the outcome or timing of the resolution of any objections. MCN’s 1935 Act counsel explained that this could delay SEC approval of the transaction for a period of time that could very well extend beyond April 15.

      The board concluded that DTE’s proposal was unacceptable, because it did not sufficiently increase the likelihood that the transaction would be completed before the parties would each have a unilateral right to terminate the agreement. The board instructed management to inform DTE’s management and board of directors that MCN’s board would not consider any proposal to reduce the price paid to MCN shareholders unless it was part of an amended agreement that had no significant conditions to closing other than MCN shareholder approval of the amended merger agreement, and FTC and SEC approval. The board also concluded that if DTE agreed to this framework, Mr. Glancy was authorized to begin price negotiations with DTE, subject to further consultation with the board under certain conditions.

      On February 20, 2001, DTE and MCN signed a proposed consent order with the FTC that was negotiated with the FTC staff.

      On February 20, 2001, Mr. Glancy sent a letter to Mr. Earley and the DTE board of directors, which set forth, among other things, MCN’s position that a commitment from DTE that an amended transaction would be subject only to approval by MCN’s shareholders, clearance under the HSR Act and approval by the SEC under the 1935 Act, and to no other closing conditions, was a condition to MCN entering into renegotiation discussions. In the alternative, if DTE was not willing to renegotiate on this basis, the letter repeated MCN’s earlier proposal that MCN and DTE issue a joint public statement affirming their intention to complete the transaction on its original terms and expressing their confidence that they could do so.

      On February 20, 2001, the DTE board of directors met telephonically with DTE’s management and outside legal advisors to discuss DTE’s options and Mr. Glancy’s letter, including the proposal of a joint press release. Mr. Earley reviewed with the DTE board of directors DTE management’s concern with respect to developments that had adversely affected MCN’s value since the execution of the original merger agreement. Mr. Earley also discussed with the board the history of the meetings between DTE and MCN management and summarized for the board his proposals to Mr. Glancy relating to amending the merger agreement and the discussions related thereto. The DTE board of directors received an update from internal legal counsel regarding the remaining regulatory approvals and the prospects of obtaining them by April 15, 2001, as well as a recommendation that in light of the uncertainty of obtaining such approvals before that date, it would be inappropriate to issue the joint press release proposed by MCN. The DTE board of directors also received an update from DTE’s outside legal advisors regarding possible alternative responses to the issues raised in Mr. Glancy’s letter. After discussing such issues, the DTE board of directors authorized Mr. Earley to continue negotiations with Mr. Glancy regarding an amended merger agreement and renegotiating the consideration to be paid in the merger.

      On February 21, 2001 Mr. Earley and Mr. Glancy met at MCN’s offices. That meeting was followed by a conference call with Mr. Earley, Mr. Glancy, Mr. Dow, Daniel L. Schiffer, MCN’s General Counsel, and

Eric H. Peterson, DTE’s General Counsel, to discuss the possibility of negotiating an amended merger agreement that would satisfy MCN’s desire for a deal that provided MCN shareholders greater certainty that the merger would be completed. DTE suggested that it might be amenable to such terms if MCN would also agree to greater limitations on its ability to undertake significant transactions without DTE’s consent during the period following MCN shareholder approval of the merger and prior to closing.

      On February 21, 2001, DTE submitted a revised proposal for an amended merger agreement to MCN. Under the terms of the proposal, the termination date would be extended from April 15 to July 15, 2001, with an automatic extension to December 31, 2001 if SEC approval under the 1935 Act had not been obtained as of July 15, 2001. The proposal removed some conditions to closing but retained a number of others, including the accuracy of MCN’s representations and warranties as of the date of execution of the amended merger agreement and the date of the second MCN shareholder meeting and the accuracy of MCN’s representation regarding its financial statements as of the closing. The proposal also included a representation that MCN had disclosed to DTE all material information relating to certain issues that DTE believed had adversely impacted MCN’s value and that MCN was not aware of any other matter that was reasonably likely to have a material adverse effect on MCN. MCN informed DTE that the revised proposal was unacceptable in that it did not provide sufficient certainty of closing the merger to MCN. DTE stated that enhancing the likelihood of closing presented additional risk to DTE and would result in DTE offering a lower price.

      From February 21 through February 26, 2001, members of DTE’s management and its outside financial advisors continued to meet with MCN’s management to conduct additional due diligence on MCN’s financial condition.

      On February 23, 2001, DTE sent MCN a draft of an amended merger agreement. The draft provided for a per share price to be paid for MCN common stock of $24 in cash for 55% of the outstanding shares of MCN common stock and .653 of a share of DTE common stock for 45% of the MCN shares. The draft proposed fewer conditions to closing than DTE’s previous proposal.

      On February 23, 2001, the SEC staff indicated that in light of the large number of inquiries that it had received from members of the public, it would allow a 25-day notice period during which interested parties could submit objections to DTE’s application for SEC approval of the merger under the 1935 Act.

      From February 23 through February 26, DTE’s and MCN’s management and outside legal advisors held further discussions concerning the terms of an amended merger agreement, focusing principally on the scope of the conditions to closing and interim covenants.

      On the evening of February 26, 2001, Mr. Glancy met with Mr. Earley and proposed that the cash consideration in the amended transaction be $26.00, with stock consideration of similar value. Mr. Earley rejected MCN’s offer but promised to call Mr. Glancy the following morning.

      On the morning of February 27, 2001, Mr. Earley called Mr. Glancy. Mr. Glancy noted that DTE had initially proposed per share cash consideration of $25 and stock consideration of .68 of a share of DTE common stock on February 15, and then lowered its proposed price to $24 in cash and .653 of a share of DTE common stock. Mr. Glancy proposed that an amended merger agreement eliminate the arrangements in the original merger agreement that obligated MCN to pay DTE a termination fee and expenses under some conditions. Mr. Earley replied that the decrease in price was warranted in light of MCN’s insistence on a transaction without significant conditions to closing and the accompanying increased risk to DTE, and that DTE had also revised its offer on the basis of information regarding MCN’s value that it had developed during the course of the additional due diligence investigation. Mr. Earley rejected Mr. Glancy’s proposal regarding the elimination of termination fees and expenses. Mr. Earley added that DTE would not offer more than $24 per share. Mr. Glancy then proposed, subject to MCN board approval, the price of $24 per share in cash and .7407 of a share of DTE common stock. Based on the previous day’s closing price of $35.41 per share of DTE common stock on February 26, 2001, and assuming that 45% of the shares of MCN common stock would be exchanged for DTE stock and 55% for cash, this offer valued each share of MCN common stock at $25.00 on a blended basis. Mr. Earley said he would consider the proposal and respond promptly.

      Early that afternoon, Mr. Earley and Mr. Glancy spoke again. Mr. Earley proposed a price per share of $24 in cash and .70 of a share of DTE common stock. After further discussions, Mr. Earley and Mr. Glancy agreed to recommend to their respective boards of directors a price per share of $24 in cash and .715 of a share of DTE common stock. Based on the previous day’s closing price for DTE stock of $35.41, this proposal valued each share of MCN common stock at $24.59 on a blended basis.

      On February 28, 2001, the MCN board of directors met at its regularly scheduled board meeting to consider the proposed amended merger agreement. All members of the board were present, except Howard F. Sims. Members of MCN’s senior management and representatives of Merrill Lynch, Wachtell, Lipton and Leboeuf, Lamb, Greene & MacRae, L.L.P., 1935 Act counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the amended merger agreement. In particular, Mr. Glancy reviewed the history of recent discussions between MCN and DTE management regarding amending the terms of the original merger agreement, and reminded the board that DTE had indicated that the price it would be willing to pay would decrease as April 15 approached and the likelihood of consummating the transaction by that date decreased. Leboeuf Lamb further discussed and answered the board’s questions regarding the status of the SEC approval process, and explained that there was a not insignificant risk that SEC approval would not be obtained by April 15, because there might be objections from third parties during the 25-day notice period which might not be resolved prior to April 15. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and the possibility of and risks associated with suing DTE to prevent it from terminating the original merger agreement on or after April 15 based on alleged breaches by DTE of the original merger agreement. Wachtell, Lipton also described the amended merger agreement and its effects. Following these presentations, Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN’s shareholders. The MCN board of directors discussed the presentations received from management, MCN’s financial advisor and its legal counsel. The MCN board of directors directed MCN’s management and legal counsel to execute a definitive agreement substantially in the form presented at the board meeting, subject to the requirement that the provision in the draft amended merger agreement providing for a July 15 termination date, with an automatic extension to December 31, 2001 if on July 15 regulatory approvals were still being sought in good faith, be replaced with a single December 31, 2001 termination date. DTE subsequently agreed to change the draft amended merger agreement to this effect.

      Subject to the foregoing condition, the MCN board of directors then adopted the amended merger agreement, authorized its execution and resolved to recommend that MCN shareholders vote to approve the amended merger agreement and the merger. Although Mr. Sims was not present at the February 28, 2001 meeting, he attended all meetings prior to such meeting at which the negotiations leading up to the amended merger agreement were discussed and subsequently joined the other directors in recommending that the shareholders of MCN vote to approve the amended merger agreement.

      On February 28, 2001, the DTE board of directors met at its regularly scheduled board meeting to consider the proposed amended merger agreement. Members of DTE’s senior management and representatives of UBS Warburg made presentations to the DTE board of directors and discussed with the board of directors their views and analysis. Internal legal counsel reviewed for the board the possibility that the merger might be completed on the terms originally negotiated between the parties and that MCN had raised the possibility of litigation in the event that DTE did not complete the merger on such terms. Legal counsel also reviewed for the board the terms of the draft amended merger agreement, including that the proposed amended agreement contained a representation that DTE had been made aware of all material issues related to MCN’s current valuation, that the amended agreement had eliminated most of the conditions to completing the merger, and that DTE had been granted increased approval rights with respect to MCN’s operations prior to the merger. UBS Warburg also made a financial presentation to the board of directors and delivered its oral opinion, subsequently confirmed in writing, that as of February 28, 2001, the consideration to be paid MCN shareholders in the merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the amended merger agreement.

MCN’s Reasons for the Merger and the Amended Merger Agreement and Recommendation

      MCN’s board of directors believes that the terms of the amended merger agreement enhance the likelihood that MCN shareholders will realize the benefits of the merger with DTE. MCN’s board of directors believes that the merger of DTE and MCN will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE’s experience in power plant operations, coal management and marketing with MCN’s experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. MCN believes this will generate significant opportunities to deliver greater value to shareholders.

      At its regular meeting held on February 28, 2001, having determined that the merger is fair to and in the best interests of MCN and its shareholders, the MCN board of directors adopted the amended merger agreement. In adopting the amended merger agreement and in reaching its recommendation, the MCN board of directors consulted with and relied upon information and reports prepared or presented by MCN’s management and MCN’s legal and financial advisors. The MCN board of directors considered a number of factors in its decision to adopt the amended merger agreement and recommend it to MCN shareholders. The material factors considered are those set forth below:

•	The risk that the SEC would not approve the merger as required under the 1935 Act prior to April 15, 2001 and that the merger would not be completed prior to that date or thereafter;

•	The fact that the terms of the original merger agreement provided that either DTE or MCN could unilaterally terminate the original merger agreement if the merger were not completed by April 15, 2001 and the terminating party had not breached the agreement in any material respect;

•	The fact that, based on the actions taken and statements made by DTE management as described in “The Merger — Background to the Amended Merger Agreement” beginning on page 22 of this proxy statement/prospectus, MCN’s board of directors believed that DTE would not complete the merger in accordance with the terms of the original merger agreement if the merger was not completed by April 15, 2001;

•	The uncertainty associated with trying to prevent DTE, through litigation, from terminating the original merger agreement on or after April 15, 2001 based on alleged breaches of the original merger agreement;

•	The fact that under the terms of the original merger agreement, MCN was restricted from soliciting alternative merger or acquisition proposals, and therefore was restricted in its ability to measure the interest of potential alternative transaction partners while the original merger agreement was in effect;

•	The advice of Merrill Lynch that, in light of the fact that neither MCN nor Merrill Lynch had been contacted by any third party concerning a potential business combination with MCN since the announcement of the original merger agreement in October 1999, and the fact that there had been relatively few merger transactions in MCN’s industry during the previous year, if the original merger agreement were terminated, it was unlikely that MCN would be able to find an alternative transaction on terms more attractive than those offered in the amended merger agreement;

•	The advice of Merrill Lynch that, in the absence of a merger transaction, based on the range of trading multiples of selected comparable companies in MCN’s industry, MCN common shares would likely trade at a level significantly below the price offered by DTE in the amended merger agreement;

•	The opinion of Merrill Lynch to the MCN board of directors to the effect that, as of February 28, 2001, and subject to the matters described in that opinion, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders;

•	The other advice from MCN management and the MCN board of directors’ financial and legal advisors, and the discussions of the MCN board of directors concerning the proposed amended merger agreement;

•	The fact that the amended merger agreement contains significantly fewer conditions to closing and, therefore, offers MCN shareholders significantly greater certainty of closing than the terms of the original merger agreement;

•	The ability to obtain regulatory approvals for the merger;

•	The fact that the amended merger agreement is subject to MCN shareholder approval, and permits MCN to provide information and enter into negotiations if another party makes an unsolicited proposal and if the board of directors determines that failure to take such action would likely result in a breach of its fiduciary duties; and

•	The interests of MCN management and directors, including Mr. Glancy, in the merger.

      In addition, the MCN board took into account the various strategic reasons that motivated the board’s decision to approve the original merger agreement.

      The MCN board of directors, by unanimous vote of the directors present at a meeting duly called and held, has adopted the amended merger agreement, and has determined that the amended merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of MCN and the MCN shareholders. Accordingly, the MCN board of directors unanimously recommends that MCN shareholders vote “FOR” the proposal to approve the amended merger agreement.

Additional Considerations of the MCN Board of Directors

      In addition to the principal factors set forth above, the following are the material factors that the MCN board of directors considered in connection with its initial decision to approve and recommend shareholder approval of the original merger agreement in October, 1999, some of which contain both positive and negative elements:

•	The MCN board of directors’ consideration of the financial condition, recent results of operations, prospects and businesses of MCN and the then-recent stock price performance of MCN shares;

•	The MCN board of directors’ consideration of the prospects and businesses of MCN and DTE, the revenues of the companies, their complementary businesses, the then-recent stock price performance of DTE shares and the percentage of the combined company to be owned by MCN shareholders following the merger;

•	The other strategic options potentially available to MCN, including mergers with other parties, sales of additional assets and share repurchases;

•	The MCN board of directors’ understanding of the present and anticipated environment in the utility industry, and how possible consolidation within the utility industry could affect MCN’s competitive position in relation to integrated gas and electric companies;

•	Current industry, economic and market conditions;

•	The risks and rewards of the alternative of continuing as an independent entity. Such risks include, among others, the risks associated with remaining independent amidst industry-wide consolidation and with raising capital to fund growth on satisfactory terms. The potential rewards include, among others, the ability of existing MCN shareholders to partake fully in the potential future growth and profitability of MCN;

•	The financial and business prospects for the combined company;

•	The expectation that MCN shareholders who receive cash as well as shares of DTE common stock in the merger may recognize gain but not in excess of the amount of cash they receive. It is also expected that those MCN shareholders who exchange their MCN shares for cash will generally be eligible for capital gains treatment;

•	The fact that the transaction provides MCN shareholders an opportunity to receive cash for their MCN shares (subject to allocation and proration and to tax adjustments necessary to preserve the status of the merger as a reorganization under the Code);

•	The corporate governance aspects of the merger, including the fact that Mr. Glancy and two other MCN directors selected by MCN in consultation with DTE will be appointed to the DTE board of directors;

•	The role that MCN’s current management is expected to play in the management of the combined company;

•	The interests of MCN management and directors, including Mr. Glancy, in the merger; and

•	In light of the board of directors’ obligation under the MCN articles of incorporation to consider the impact of the offer on certain of MCN’s constituencies, the fact that DTE made significant commitments in the merger agreement, including, among others, a statement of intention to maintain MCN’s and DTE’s normal aggregate level of charitable contributions and community involvement, and a commitment to maintain for a period of one year MCN’s current aggregate level of compensation and benefits for its employees, as well as stating that it was DTE’s intention not to make any involuntary reductions in workforce, but that if such reductions become necessary, they would be made on a fair and equitable basis.

      In its original decision to approve and recommend approval of the merger in October, 1999, the MCN board of directors also considered (1) the risk that the benefits sought in the merger would not be obtained; (2) the risk that the merger would not be completed; (3) the effect of the public announcement of the merger on MCN’s sales, customer, supplier and creditor relationships, operating results and ability to retain employees and the trading price of MCN shares; (4) the substantial management time and effort that would be required to complete the merger and integrate the operations of the two companies; (5) the possibility that various provisions of the merger agreement might have the effect of discouraging other persons potentially interested in a combination with MCN from pursuing such an opportunity; (6) the risk that the value of MCN shares would decline; and (7) other matters described under “Risk Factors” on page 11 and “Cautionary Statement Regarding Forward-Looking Statements” on page 13.

      This discussion of the information and factors considered by the MCN board of directors is not intended to be exhaustive. In view of the wide variety of factors considered, the MCN board of directors did not assign relative weights to the factors discussed above or determine that any factor was of particular importance. Rather, the MCN board of directors based its recommendation upon the totality of the information presented.

Opinion of MCN’s Financial Advisor

      On February 28, 2001, Merrill Lynch delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of February 28, 2001, to the MCN board of directors to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion, the proposed consideration to be received by the holders of MCN common stock in the merger was fair from a financial point of view to such holders. A copy of Merrill Lynch’s opinion is attached to this document as Appendix B.

      Merrill Lynch’s opinion sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch. Each holder of MCN common stock is urged to read Merrill Lynch’s opinion, which is attached as Appendix B, in its entirety. Merrill Lynch’s opinion was intended for the use and benefit of the MCN board of directors, was directed only to the fairness of the merger consideration from a financial point of view to the holders of MCN common stock, did not address the merits of the underlying decision by MCN to amend the original merger agreement or engage in the merger and does not constitute a recommendation to any shareholder as to how that shareholder should vote on the amended merger agreement or any related matter or as to whether any shareholder should elect to receive DTE common stock or cash in the merger. The merger consideration was determined on the basis of negotiations between MCN and DTE and was approved by the MCN board of directors. This summary of Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion attached as Appendix B.

      In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to MCN and DTE that Merrill Lynch deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of MCN and DTE, as well as the amount and timing of the cost savings and related expenses expected to result from the merger furnished to Merrill Lynch by MCN and DTE, respectively;

•	Conducted discussions with members of senior management and representatives of MCN and DTE concerning the matters described in the previous two bullets, as well as their respective businesses and prospects before and after giving effect to the merger;

•	Reviewed the market prices and valuation multiples for MCN common stock and DTE common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Reviewed the results of operations of MCN and DTE and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	Participated in certain discussions and negotiations among representatives of MCN and DTE and their financial and legal advisors;

•	Reviewed the potential pro forma impact of the merger;

•	Reviewed the amended merger agreement; and

•	Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

      Merrill Lynch’s opinion stated that Merrill Lynch was aware that MCN’s management believed that, in the absence of the proposed amendment to the original merger agreement, there was a significant risk that the merger would not be completed on its original terms.

      In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or made publicly available, and Merrill Lynch did not assume any responsibility for independently verifying that information or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of MCN or DTE and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of MCN or DTE. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by MCN or DTE, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of MCN’s or DTE’s management as to the expected future financial performance of MCN or DTE, as the case may be. Merrill Lynch further assumed that the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes.

      Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of its opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

      In connection with the preparation of the Merrill Lynch opinion, Merrill Lynch was not authorized by MCN or the MCN board of directors to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of or business combination involving all or any part of MCN. In addition, Merrill Lynch expressed no opinion as to the prices at which shares of MCN common stock or DTE common stock would trade following the announcement or completion of the merger, as the case may be.

      The following is a summary of certain financial and comparative analyses performed by Merrill Lynch that were presented to MCN’s board of directors in connection with the opinion delivered to MCN’s board of directors on February 28, 2001. The financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s financial analyses.

MCN Analysis

      Discounted Cash Flow Analysis.  Merrill Lynch performed a discounted cash flow, or “DCF”, analysis for MCN using projections provided by MCN’s management.

      The DCF for MCN was calculated assuming discount rates ranging from 9.0% to 11.0% and was comprised of the sum of the present values of:

•	The projected cash flows for MichCon for the years 2001 through 2005; and

•	The 2005 terminal value based upon a range of multiples from 7.0x to 9.0x estimated 2005 earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA.”

      Merrill Lynch then added to this sum an assumed $300 million in respect of MCN’s coal fines and diversified energy businesses and subtracted $714 million in respect of MichCon’s net debt.

      This analysis resulted in implied equity values per share of MCN common stock ranging from $15.36 to $22.59, compared to the implied value on a blended basis of the consideration in the merger of $24.59 per share of MCN common stock, based upon the closing price per share of DTE common stock on February 26, 2001.

      Comparable Transactions Analysis.  Merrill Lynch reviewed certain publicly available information regarding 12 selected business combinations in the natural gas industry announced prior to the announcement of the original merger agreement during the period from December 1997 to July 1999, which are referred to as the “Pre-Announcement Natural Gas Comparable Merger Transactions”. The Pre-Announcement Natural Gas Comparable Merger Transactions and the dates these transactions were announced are as follows:

•	Energy North, Inc./ Eastern Enterprises (July 1999);

•	CTG Resources, Inc./ Energy East Corporation (June 1999);

•	WICOR, Inc./ Wisconsin Energy Corporation (June 1999);

•	Yankee Energy System, Inc./ Northeast Utilities (June 1999);

•	Pennsylvania Enterprises, Inc./ Southern Union Company (June 1999);

•	Southwest Gas Corporation/ ONEOK, Inc. (April 1999);

•	Connecticut Energy Corporation/ Energy East Corporation (April 1999);

•	Consolidated Natural Gas Company/ Dominion Resources, Inc. (February 1999);

•	Public Service Company of North Carolina, Incorporated/ SCANA Corporation (February 1999);

•	North Carolina Natural Gas Corporation/ Carolina Power & Light Company (November 1998);

•	Colonial Gas Company/ Eastern Enterprises (October 1998); and

•	Bay State Gas Company/ NiSource, Inc. (December 1997).

      Merrill Lynch also reviewed certain publicly available information regarding 3 selected business combinations in the natural gas industry announced following the announcement of the original merger agreement during the period from November 1999 to February 2000, which are referred to as the “Post-Announcement Natural Gas Comparable Merger Transactions”. These transactions and the dates they were announced are as follows:

•	Columbia Energy Group/ NiSource, Inc. (February 2000);

•	Providence Energy Corp./ Southern Union Company (November 1999); and

•	Eastern Enterprises/ KeySpan Corp. (November 1999).

      With respect to these transactions, Merrill Lynch compared the “offer value” of each such transaction:

•	As a multiple of the next four quarters’ estimated earnings per share of the target company at the date of announcement, which is referred to as “Forward EPS”; and

•	As a multiple of the book value of the target company.

      Merrill Lynch also compared the “transaction value” of each of these transactions as a multiple of the latest twelve months’ EBITDA, which is referred to as “LTM EBITDA”, of the target company.

      The “offer value” is generally defined as the per share offer price for the target company multiplied by the sum of the number of target company shares outstanding and the number of target company options outstanding, net of option proceeds. The “transaction value” is generally defined as the sum of the offer value, the preferred equity at liquidation value, the short-term debt, the long-term debt and any minority interests, less cash, marketable securities and exercisable options proceeds.

      The results of these analyses, including a comparison to the multiples implied by the merger, were as follows:

Pre-Announcement Comparable Natural Gas Merger Transactions

Multiple
Implied
	Low	High	Mean	By the Merger

Multiples of offer value to:

Forward EPS	18.4x	31.6x	22.8x	24.1x

Book value	1.9x	3.1x	2.6x	2.3x

Multiples of transaction value to:

LTM EBITDA	7.6x	13.0x	10.5x	13.8x

Post-Announcement Comparable Natural Gas Merger Transactions

Multiple
Implied
	Low	High	Mean	By the Merger

Multiples of offer value to:

Forward EPS	17.6x	28.6x	22.7x	24.1x

Book value	2.4x	3.0x	2.7x	2.3x

Multiples of transaction value to:

LTM EBITDA	8.8x	11.1x	10.1x	13.8x

      Based upon these analyses and projected earnings per share for MCN’s gas distribution business and pension earnings provided by MCN management, and assuming the MCN’s coal fines and diversified energy businesses are sold for an amount ranging from $150 million to $300 million, Merrill Lynch derived a value per share of MCN common stock ranging from $18.66 to $24.32, compared to the implied value on a blended basis of the consideration in the merger of $24.59 per share of MCN common stock.

      Comparable Public Company Analysis.  Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for MCN with corresponding data and ratios of similar publicly traded companies.

      The companies selected for the comparable company analysis included the following local distribution companies:

•	AGL Resources, Inc.;

•	New Jersey Resources Corporation;

•	Northwest Natural Gas Company;

•	Peoples Energy Corporation;

•	Vectren Corporation; and

•	Washington Gas Light Company.

      Merrill Lynch derived an estimated per-share valuation range for MCN common stock by comparing market value as a multiple of estimated 2001 earnings per share. The earnings estimates were obtained from I/ B/ E/ S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of February 26, 2001.

Comparable Local Distribution Companies

	Mean	MCN

Market value as of a multiple of estimated 2001 EPS	13.0x	23.0x

      Based upon these analyses and projected earnings per share for MCN’s gas distribution business and pension earnings provided by MCN management, and assuming the MCN’s coal fines and diversified energy businesses are sold for an amount ranging from $150 million to $300 million, Merrill Lynch derived a value per share of MCN common stock ranging from $12.66 to $16.32, compared to the implied value on a blended basis of the consideration in the merger of $24.59 per share of MCN common stock.

DTE Analysis

      Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for DTE with corresponding data and ratios of similar publicly traded companies.

      The companies included in this analysis were:

•	Ameren Corporation;

•	American Electric Power Company, Inc.;

•	Cinergy Corp.;

•	CMS Energy Corp.;

•	DPL Inc.; and

•	First Energy.

      The results of this analysis were as follows:

Comparable
	DTE	Companies	MCN

Market value as a multiple of Estimated 2002 earnings per share	9.2x	11.4x	N/A

Estimated 2001 earnings per share	9.8x	12.3x	24.1x

Estimated 2001 book value	1.3x	2.2x	2.3x

Firm value as a multiple of LTM EBITDA	6.4x	7.5x	13.8x

5-year estimated earnings per share growth rate	5.3%	6.0%	6.0%

      The earnings per share estimates for DTE and the comparable companies were obtained from I/ B/ E/ S.

Historical Exchange Ratio Analysis

      Merrill Lynch reviewed the per share daily closing market price movements of MCN common stock and DTE common stock for the period since December 1996, and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of MCN common stock by those of DTE common stock. This analysis resulted in the following average historical trading ratios indicated (rounded to the nearest thousandth), compared to the proposed exchange ratio applicable to the stock component of the merger consideration of 0.715:

Period ending February 26, 2001	Implied Exchange Ratio

February 26, 2001	0.651x

Last 20 days	0.611x

Last 3 months	0.709x

Last 1 year	0.715x

Since announcement of original merger agreement	0.725x

Last 2 years	0.642x

      Pro Forma Combination Analysis.  Merrill Lynch also analyzed certain pro forma effects resulting from the merger. Using the projected earnings for DTE for the year 2001 provided by the management of DTE, and the projected earnings for MCN for the year 2001 provided by management of MCN, Merrill Lynch compared the projected earnings per share of DTE on a stand-alone basis, assuming the merger did not occur, to the per-share earnings of a DTE shareholder, assuming the merger were to occur.

      Using the assumptions detailed above, and further assuming no synergies, the analysis indicated that the merger without synergies would be dilutive to projected earnings per share of DTE common stock in 2001, both including and excluding amortization of goodwill. This analysis also indicated that the merger would be neutral to projected earnings per share of DTE common stock if DTE realized pre-tax synergies of $166.2 million in 2001 including amortization of goodwill, or $116.3 million in 2001 excluding amortization of goodwill.

      The summary of analyses performed by Merrill Lynch set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by Merrill Lynch, without considering all analyses and factors, could create an incomplete view of the processes underlying the Merrill Lynch opinions. Merrill Lynch did not assign relative weights to any of its analyses in preparing its opinion. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond MCN’s and Merrill Lynch’s control and involve the application of complex methodologies and educated judgment. Any estimates contained in the Merrill Lynch analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than the estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future. The estimates are inherently subject to uncertainty.

      No company utilized as a comparison in the analyses described above is identical to MCN or DTE and none of the comparable transactions utilized as a comparison is identical to the proposed merger. In addition, various analyses performed by Merrill Lynch incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

      The MCN board selected Merrill Lynch to act as its financial advisor because of Merrill Lynch’s reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the merger and because Merrill Lynch is familiar with MCN and its business. As part of Merrill Lynch’s investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

      Pursuant to the terms of a letter agreement between MCN and Merrill Lynch dated August 24, 1999, as amended, MCN agreed to pay Merrill Lynch a fee in the amount of approximately $9.4 million. This fee is payable in three installments as follows:

(1)	$2.6 million of such fee was paid upon execution of the original merger agreement;

(2)	$2.6 million of such fee was paid upon the vote of MCN shareholders approving the original merger agreement; and

(3)	The balance of the fee is payable upon the completion of the merger.

      MCN has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch and related parties from and against specified liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      Merrill Lynch has, in the past, provided financial advisory and financing services to MCN and/or its affiliates and financing services to DTE and/or its affiliates and has received, and may receive additional fees for the rendering of those services. In addition, in the ordinary course of Merrill Lynch’s business, Merrill Lynch and its affiliates may actively trade MCN common stock and other securities of MCN, as well as DTE common stock and other securities of DTE, for their own accounts and for the accounts of customers. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities.

Interests of Management and Directors in the Merger

      In considering the recommendation of the MCN board of directors with respect to the merger, you should note that members of MCN’s management and of MCN’s board of directors have interests in the merger that are in addition to, or different from, the interests of shareholders of MCN generally. The MCN board of directors was aware of these interests and considered them along with other matters when it adopted the amended merger agreement. These interests are described below.

      Change in Control and Severance Agreements

      At the time the original merger agreement was entered into, MCN maintained change in control agreements with twenty-two of its officers, including all of its executive officers, for the purpose of assuring the objective judgment and to retain the loyalty of these individuals in the event of a change in control of MCN. Mr. Schiffer is the only officer whose original change in control agreement remains in effect without amendment at this time. The other officers have either terminated their employment with MCN and received all or a portion of their severance payments, or entered into new arrangements with DTE or MCN, as described below. Mr. Schiffer has an outstanding offer of employment as general counsel of MichCon following the closing of the merger at an annual salary of $250,000.

      Under the original change in control agreements, shareholder approval of the original merger agreement on December 20, 1999 constituted a change in control and the beginning of the employment period covered by the agreements. The employment period ends on the third anniversary of the consummation of the merger or upon abandonment of the merger without consummation.

      The original agreements entitle the covered officer to employment in a position commensurate with his or her responsibilities held within 90 days prior to the original shareholder approval, with compensation and benefits at least equal to the compensation and benefits the officer was receiving prior to the original shareholder approval. Under the original agreements, the officer is entitled to receive severance benefits upon termination of employment during the employment period if the termination is without cause, as defined in the agreements, or is by the officer for “good reason.” “Good reason” includes, among other things, relocation without consent beyond a certain distance, a material diminution in duties or position or a reduction in compensation.

      Severance benefits provided under the agreements include the following:

•	A payment equal to three times the officer’s annual base salary and average annual bonus for the past three years;

•	A supplemental retirement benefit assuming that the officer were credited with up to three additional years of service under the MCN Energy Group Retirement Plan and the MCN Supplemental Retirement Plan; and

•	Continuation of medical and other welfare benefits for up to three years following termination.

      The agreements also provide that if the officer is subject to excise tax under Section 4999 of the Code as a result of the severance and other payments received in connection with the change of control, the officer is entitled to receive a tax reimbursement payment which would put the officer in the same financial position after-tax that the officer would have been in, if the excise tax had not been imposed.

      In order to reduce or eliminate any potential reimbursements for excise taxes as described above, all or a portion of the estimated severance payments were made to certain officers, including executive officers, in December 1999. In addition, final severance payments were made to four officers, none of whom are named executive officers, who have left MCN since shareholder approval of the original merger agreement on December 20, 1999.

      In addition, since the MCN shareholders approved the original merger agreement, Messrs. Ewing, Dow and Kurmas and eight other officers of MCN have entered into new agreements with DTE that will replace their original change of control agreements, effective upon completion of the merger. Each of these agreements is substantially the same as the original change of control agreement, with the following significant modifications:

•	The new agreement establishes the titles and positions the officer will occupy, and the specific salary he or she will be paid, after completion of the merger;

•	The officer’s resignation for any reason during the first year following the completion of the merger will be treated as being for “good reason,” and thereafter, a resignation will be treated as being for “good reason” only if it results from a material reduction in the officer’s duties and authority from those specified in the agreement;

•	The agreement provides for a transition of the officer’s incentive compensation and employee benefits from MCN’s plans to DTE’s plans;

•	If severance becomes payable, the bonus component thereof will be computed based upon the average of the officer’s annual bonuses for 1997-1999;

•	If severance becomes payable based upon a termination that occurs more than one year after completion of the merger, the amount of cash severance will be reduced with the passage of time, so that it becomes zero as of the third anniversary of the completion of the merger;

•	Any disputes arising under the agreements will be resolved by arbitration;

•	The officer will receive $25,000 in lieu of a second 18 months of welfare benefits continuation; and

•	The officer will abide by a noncompetition covenant for six months following a termination of employment by DTE for cause or by the officer without good reason.

      The positions and salaries for the three named executive officers are as follows: Mr. Ewing — President and Chief Operating Officer of DTE Energy Gas, $470,000; Mr. Dow — Senior Vice President, Strategic Planning and Development of DTE, $300,000; and Mr. Kurmas — Senior Vice President, Midstream & Supply of DTE, $270,000.

      Subject to the adoption of a retention bonus plan by the DTE board of directors after the completion of the merger, DTE also has promised these officers grants of restricted stock under such a plan. Half of the restricted stock would vest on approximately the second anniversary of the grant date and the remainder shortly after the third anniversary of the grant date. The following table sets forth the number of shares of restricted stock promised to three of the four most highly compensated MCN officers (other than the Chief Executive Officer, who was not promised any restricted stock) and eight other MCN officers as a group.

Number of Shares
Name	of Restricted Stock

Stephen E. Ewing	50,000

Howard L. Dow III	25,000

Steven E. Kurmas	25,000

8 other officers	62,000

      In addition, since MCN shareholders approved the original merger agreement, Mr. Glancy and nine of the other officers have entered into amendments to their original change of control agreements, each providing that:

•	The bonus component of the officer’s severance will be calculated using the average of the officer’s annual bonuses for 1997-1999;

•	Any disputes arising under the agreements will be resolved by arbitration; and

•	The officer will receive a payment of $25,000 in lieu of a second eighteen months of welfare benefits continuation.

      The following table sets forth all actual severance payments already paid, together with the estimated potential additional severance payments for the Chief Executive Officer of MCN, the next four most highly compensated MCN officers and the other seventeen officers as a group (four of whose employment has terminated), assuming termination of employment immediately following completion of the merger in the case of those whose employment has not already terminated.

			Estimated Value
	Cash Severance	Estimated	Of Additional
	Amounts	Cash Severance	Supplemental
Name	Already Paid	Amounts Payable	Retirement Benefit

Alfred R. Glancy III	$3,519,781	$0	$533,000

Stephen E. Ewing	$0	$2,650,000	$337,000

Howard L. Dow III	$0	$1,566,564	$46,000

Daniel L. Schiffer	$0	$1,135,800	$182,000

Steven E. Kurmas	$0	$1,238,425	$37,000

17 other officers	$4,645,897	$7,749,029	$933,000

      MCN made the severance payments referenced in the above table. DTE has agreed it will reimburse MCN for the payments made if the merger is not consummated.

      The original change in control agreements also entitle the officer to a minimum annual bonus equal to the average of the three most recent years’ actual bonus payments during the term of the employment period. Also in order to reduce or eliminate any potential reimbursements for excise taxes as described above, these minimum bonus payments for the 2000 plan year were made to all covered officers in December 2000, in the following amounts: Alfred R. Glancy III, $498,260; Stephen E. Ewing, $413,333; Howard L. Dow III, $222,188; Daniel L. Schiffer, $128,600; Steven E. Kurmas, $142,808 and thirteen other officers, $1,009,764.

      In addition, six officers of MCN whose employment terminated before the original merger agreement was signed had severance agreements which provided for payments upon a change in control. These payments, which totaled $1,986,450, were paid in 2000.

      Based upon the payments already made and expected payments, the company believes that there will be no excise tax reimbursement payments required for Alfred R. Glancy III, Howard L. Dow III, Daniel L. Schiffer and Steven E. Kurmas. The company estimates that the following tax reimbursement payments could be required to be made to other officers, if they receive severance payments under the above agreements: Stephen E. Ewing, $1,200,000; and three other officers, $900,000.

     Stock Incentive Plans

      All of the executive officers and key employees of MCN participated in the MCN Energy Group Long Term Incentive Plan. Under this plan, in the event of a change in control of MCN, 100%, 150% or 200% depending on MCN’s ranking within its designated peer group, of all performance shares granted under the plan and then outstanding were considered earned and payable in shares of unrestricted common stock or cash. Approval of the original merger agreement by MCN shareholders on December 20, 1999, constituted a change in control for purposes of this plan, and as a result 100% of the 1997 and 1998 performance shares outstanding and 200% of the 1999 performance shares outstanding became automatically vested and were paid out in cash or shares of unrestricted common stock in December 1999. The following table sets forth the amounts so paid for the Chief Executive Officer of MCN, the next four most highly compensated MCN officers and the other sixteen participating officers as a group.

		Value of
	Actual Number	Performance
	of Performance	Shares Vested
Name	Shares Vested	(at $24 5/8 per share)

Alfred R. Glancy III	95,250	$2,339,578

Stephen E. Ewing	38,250	$939,516

Howard L. Dow III	10,375	$254,836

Daniel L. Schiffer	12,850	$315,628

Steven E. Kurmas	9,050	$222,291

16 other officers	89,705	$2,203,370

      Under a separate 1999 special incentive plan one-year performance shares were granted to certain officers of MCN in lieu of an annual cash bonus for 1999. Under the terms of this special incentive plan, upon a change in control, not less than 100%, and up to 200%, depending on MCN’s performance relative to its peer group, of such performance shares would vest and become payable. Approval of the original merger agreement by MCN shareholders on December 20, 1999 constituted a change in control for purposes of this plan. Based on MCN’s then performance relative to its peer group, 200% of these shares were paid out in cash or unrestricted common stock to participants in December 1999. The following table sets forth the number of performance shares vested and their cash value for the Chief Executive Officer of MCN, the next four most highly compensated MCN officers and the other nine participating officers as a group.

		Value of
	Actual Number	Performance
	of Performance	Shares Vested
Name	Shares Vested	(at $24 5/8 per share)

Alfred R. Glancy III	40,500	$994,781

Stephen E. Ewing	0	$0

Howard L. Dow III	11,740	$288,364

Daniel L. Schiffer	9,600	$235,800

Steven E. Kurmas	0	$0

9 other officers	46,236	$1,135,672

      Pursuant to the MCN Stock Incentive Plan, all outstanding MCN stock options vested upon a change in control. Approval of the original merger agreement by MCN shareholders on December 20, 1999, constituted a change in control of MCN for these purposes. Of the 585,590 shares subject to options outstanding on that date, the officers of MCN held options for a total of 299,780 shares of MCN stock with an exercise price of $17.25.

      During the 60-day period beginning on December 20, 1999, the option holders had the right to receive cash in a per-share amount equal to the excess of the higher of (a) the price paid to MCN shareholders in the merger, if the merger closed within 60 days of the shareholder approval, or (b) the highest trading price of MCN shares during the 60-day period ending on December 20, 1999 (which was $25.625) over $17.25. As a result, MCN officers who held options had the right to receive $8.375 per share that was the subject of an option. In addition, in order to reduce or eliminate any potential reimbursements for excise taxes as described above, three MCN officers were required to accept a cashout of their options based on a price of $28.50 per share, with the result that they were paid $11.25 per option share in December 1999. The options cashed out, exercised, or held by the MCN officers are set forth in the following table.

				Value of
		Number of	Number of	Options
	Number of	Options	Options	Cashed Out
Name	Options Vested	Cashed Out	Exercised	or Exercised

Alfred R. Glancy III	100,000	0	0	$0

Stephen E. Ewing	48,300	0	0	$0

Howard L. Dow III	14,000	0	0	$0

Daniel L. Schiffer	12,950	0	0	$0

Steven E. Kurmas	11,725	11,725	0	$98,197

16 other officers	112,805	89,880	4,550	$812,875

     DTE Option and Performance Share Grants

      In recognition of the fact that no long-term awards have been granted under MCN’s plans since the original merger agreement was entered into, DTE has promised certain officers of MCN that upon completion of the merger, it will grant them stock options to purchase DTE common stock and performance shares under DTE’s Long Term Incentive Plan, consistent with awards that have already been made to certain DTE executives. The options will have an exercise price equal to the fair market value of the underlying DTE common stock on the date of grant, and will vest 50% on the first anniversary of the date of grant, 20% on each of the second and third anniversaries of the date of grant, and the final 10% on the fourth anniversary of the date of grant. The performance shares will have a value ranging from 0-200% of the original grant, depending upon the performance of DTE against specified criteria over the four-year period ending December 21, 2003. These performance shares also include dividend equivalents, paid whenever DTE pays a dividend on its common stock. For the period before the completion of the merger, the dividend equivalents will be paid by MCN.

      The following table sets forth the number of options and performance shares that DTE has promised to grant upon completion of the merger to three of the four most highly compensated MCN officers (other than the Chief Executive Officer, who will not receive any grant) and eight other MCN officers as a group.

		Number of
	Number of	Performance
Name	Options	Shares

Stephen E. Ewing	75,000	10,000

Howard L. Dow III	25,000	3,000

Steven E. Kurmas	20,000	2,500

8 other officers	101,000	12,400

     Deferred Stock Units

      Certain MCN officers participate in MCN’s Mandatory Deferred Compensation Plan and MCN’s Long-Term Incentive Plan, which allow for the deferral of vested stock units. All of the outside directors of MCN participate in the MCN’s Non-Employee Directors’ Compensation Plan. Under each of these plans, deferred compensation is credited to the participants’ accounts in the form of stock units representing shares of MCN common stock. On December 15, 1999, the Board of Directors of MCN passed a resolution amending these plans to provide that upon completion of the merger, these deferred stock units will be converted into cash deferral accounts at the rate of $28.50 per MCN deferred stock unit or, if greater, the value on the date of the completion of the merger of 0.775 share of DTE common stock for each MCN deferred stock unit. These account balances will be paid in accordance with the applicable plan and participant elections.

      The following table sets forth the number of deferred stock units credited to the accounts under these plans of the outside directors of MCN, the Chief Executive Officer of MCN, and two of the next four most highly compensated MCN officers.

Number of Deferred
Stock Units, as of
Name	February 28, 2001

Outside directors	89,241

Alfred R. Glancy III	112,554

Stephen E. Ewing	113,806

Daniel L. Schiffer	13,000

     Indemnification and Directors’ and Officers’ Insurance

      The amended merger agreement provides that after the completion of the merger, DTE will indemnify and hold harmless each present and former director and officer of MCN (when acting in such capacity) for any and all costs incurred in connection with any claims arising out of matters prior to the completion of the merger to the fullest extent that MCN would have been permitted to do so under Michigan law and its articles of incorporation and its bylaws in effect on the date of the merger agreement. The amended merger agreement also provides that DTE will advance expenses as incurred to the fullest extent permitted under applicable law as long as the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to such indemnification.

      The amended merger agreement further provides that, for a period of six years following the merger, DTE will maintain MCN’s existing officers’ and directors’ liability insurance so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the amended merger agreement. However, the amended merger agreement permits DTE to substitute such policy with policies (which may be “tail” policies) containing terms with respect to such coverage and amount no less favorable to such directors and officers. In addition, if the existing directors’ and officers’ liability insurance expires, is terminated or is canceled during such six-year period, DTE will use its best efforts to obtain as much directors’ and officers’ insurance as can be obtained for the remainder of such period for a premium not in excess of 200% of the current premium.

     DTE Board of Directors Following the Merger

      The amended merger agreement provides that at the completion of the merger, DTE will promptly increase the size of its board of directors or exercise its best efforts to secure the resignation of its present directors in order to cause Mr. Alfred R. Glancy III and two other members of MCN’s board of directors, who will be chosen by MCN in consultation with DTE, to be appointed to DTE’s board of directors.

      Set forth below is a table of the persons expected to serve as senior officers of DTE immediately following the merger.

Name	Position In DTE

Anthony F. Earley, Jr.	Chairman of the Board, President and Chief Executive Officer

Stephen E. Ewing	President and Chief Operating Officer of DTE Gas

Robert J. Buckler	President and Chief Operating Officer of DTE Energy Distribution

Gerard M. Anderson	President and Chief Operating Officer of DTE Energy Resources

Larry G. Garberding	Executive Vice President and Chief Financial Officer

      If any officer listed above ceases to be a full-time employee of either DTE or MCN at or before the merger, or shall be unable or unwilling to serve as an officer of DTE, DTE will appoint another individual to serve in such individual’s place.

     MCN Stock-Based Rights

      In the amended merger agreement, MCN has agreed that before the merger is completed, it will take all action necessary to permit DTE to assume all unexercised MCN options and DTE has agreed that it will take all corporate action necessary to reserve for issuance a sufficient number of shares of DTE common stock for delivery upon exercise of MCN options assumed by DTE. As a result of the merger, each MCN option will cease to represent a right to acquire shares of MCN common stock and will be converted automatically into options to acquire shares of DTE common stock, and DTE will assume each such stock option subject to the terms of the applicable MCN stock-based compensation plan or agreement. The number of shares of DTE common stock purchasable upon exercise of each such MCN stock option will be equal to the number of MCN shares that were purchasable under such MCN stock option immediately prior to the merger multiplied by the “conversion ratio”, which fraction is set forth below, rounding to the nearest whole share, and the per share exercise price for such MCN stock option will be obtained by dividing the per share exercise price for such MCN stock option by the conversion ratio, rounding to the nearest whole cent. Any MCN option which is intended to be an “incentive stock option,” as defined in Section 422 of the Code, will be adjusted in accordance with the requirements of Section 424 of the Code.

      The “conversion ratio” means a fraction, the numerator of which is the average of the high and low sales price of one share of MCN common stock on the NYSE on the three trading days immediately preceding the completion of the merger and the denominator of which is the average of the high and low sales price of one share of DTE common stock on the NYSE on the three trading days immediately preceding the completion of the merger.

     Consulting Agreement

      DTE, MCN and DTE Enterprises have entered into a termination and consulting agreement with Mr. Glancy, which will become effective at the completion of the merger and will terminate upon Mr. Glancy’s 65th birthday. The consulting agreement provides that Mr. Glancy will resign from his employment immediately following the completion of the merger. At the time of such resignation, Mr. Glancy will be entitled to the payments and benefits provided under his change in control agreement as described above. DTE has agreed that it will cause Mr. Glancy to be nominated to its board of directors for a term beginning at the completion of the merger, and renominated in accordance with normal board procedures until he reaches mandatory retirement age for members of the board of directors. During the term of the consulting agreement, Mr. Glancy agrees to render 50 hours of services per month, upon request by the board of directors or the chief executive officer of DTE, on matters including, but not limited to, advice regarding natural gas industry matters, diversification strategy, public and civic relations, and merger transition issues. In return for rendering such services, Mr. Glancy will receive the following payments and benefits:

•	A $25,000 monthly consulting fee, plus $500 for each hour of service he renders exceeding 50 hours per month;

•	For as long as Mr. Glancy remains a member of the board of directors of DTE, a home security system shall be provided to him, on terms and conditions no less favorable than those on which such system is provided to the chief executive officer of DTE; and

•	An office or offices of a size and with furnishings and other appointments comparable to those Mr. Glancy currently has, until Mr. Glancy attains the age of 65; and

•	Exclusive personal secretarial services, provided by one secretary of Mr. Glancy’s choosing, for three days a week until Mr. Glancy attains the age of 70.

      DTE may terminate the consulting agreement for “cause,” as such term is defined in the agreement, in which case Mr. Glancy’s services will no longer be required and no further fees shall be paid. During the term of the consulting agreement, Mr. Glancy may not compete with DTE or its subsidiaries. If Mr. Glancy violates this covenant or his duty not to divulge confidential information relating to DTE, MCN or any of their affiliated companies, DTE may withhold payments under the consulting agreement but not under Mr. Glancy’s change in control agreement. In the event that the Internal Revenue Service (which we refer to in this document as the “IRS”) determines or claims that any payments or benefits provided to Mr. Glancy constitute “excess parachute payments” within the meaning of Section 280G of the Code, Mr. Glancy will receive a tax reimbursement payment in accordance with the terms of his agreement. DTE and MCN will indemnify Mr. Glancy from any actions, suits or proceedings in connection with the agreement or his services thereunder, including reimbursement of reasonable attorney’s fees, provided that any consulting services giving rise to such indemnification were performed by Mr. Glancy in good faith and, to Mr. Glancy’s knowledge, in a lawful manner.

Public Trading Markets

      DTE common stock is currently listed on the NYSE and the Chicago Stock Exchange under the symbol “DTE.” An application will be made for the listing on the NYSE and the Chicago Stock Exchange of the shares of DTE common stock to be issued in the merger. MCN common stock is currently listed on the NYSE under the symbol “MCN.” Upon completion of the merger, MCN common stock will be de-listed from the NYSE and de-registered under the Securities Exchange Act of 1934.

Absence of Dissenters’ Rights

      Dissenters’ rights are statutory rights that enable shareholders who object to certain extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares, as determined by a court in a judicial appraisal proceeding, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances.

      MCN shareholders are not entitled to dissenters’ rights under Michigan law in connection with the merger because MCN common shares were listed on a national securities exchange, the NYSE, on the record date fixed for the MCN special meeting.

Resale of DTE Common Stock

      The shares of DTE common stock issuable to MCN shareholders in the merger have been registered under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”). Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of MCN at the time of the MCN special meeting, as that term is defined in the rules under the Securities Act. “Affiliates” are generally defined as persons who control, are controlled by or are under common control with, MCN at the time of the MCN special meeting. Shares of DTE common stock received by those shareholders of MCN who are deemed to be “affiliates” of MCN may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act.

      The registration statement to register the shares of DTE common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, does not cover any resales of DTE common stock received by affiliates of MCN in the merger or by some of their family members or related interests. In the amended merger agreement, MCN has agreed to use its best efforts to cause each of its affiliates as of the date of its special meeting to deliver to DTE a written agreement in the form attached to the amended merger agreement acknowledging and agreeing to such resale restrictions under the Securities Act.

REGULATORY FILINGS, APPROVALS AND CLEARANCES

      Under the amended merger agreement, DTE and MCN each has agreed to use its commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to complete the merger and the other transactions contemplated by the amended merger agreement as soon as practicable. This includes preparing and filing all required documentation and obtaining all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger.

      The completion of the merger is conditioned upon the expiration of applicable federal and state waiting periods and the receipt of all governmental consents except for those the failure of which to obtain is not reasonably likely to have a material adverse effect on DTE or MCN or provide a reasonable basis to conclude that the parties or any of their affiliates or advisors would be subject to criminal or material financial liability. In addition, completion of the merger is conditioned upon receipt of all governmental approvals on terms that are, in the reasonable judgment of DTE, not reasonably likely to have a material adverse effect on DTE, MCN or DTE Enterprises. The amended merger agreement provides that the agreement between Exelon and MichCon, dated as of February 8, 2001, relating to Exelon’s use of MichCon’s natural gas transportation capacity, will not be considered in determining whether a material adverse effect has occurred.

      Either DTE or MCN may terminate the amended merger agreement if any regulatory approvals necessary to complete the merger have not been obtained or waived by December 31, 2001.

Hart-Scott-Rodino Act

      The HSR Act provides that the merger may not be completed until premerger notification filings have been made, by which means information is submitted to the Antitrust Division and the FTC, and the specified HSR Act waiting period has expired or has been terminated. Even after the waiting period expires or is terminated, the Antitrust Division and the FTC have authority to challenge the merger on antitrust grounds before or after the merger is completed.

      As set out in “The Merger — Background to the Amended Merger Agreement,” DTE and MCN filed their premerger notification and report forms for the merger with the Antitrust Division and the FTC in mid-November 1999. The parties substantially complied with the FTC’s Second Request in mid-March 2000 and DTE also at that time agreed not to consummate the merger without first giving twenty days written notice to the FTC.

      In order to meet certain competitive concerns of the FTC, on February 8, 2001, MichCon entered into an easement agreement with Exelon relating to Exelon’s use of certain natural gas pipeline capacity on MichCon’s system within MichCon’s and Detroit Edison’s overlapping distribution areas. On February 20, 2001, MCN and DTE signed a proposed consent order negotiated with the staff of the FTC, which includes the easement agreement, to resolve the FTC’s concerns with regard to the merger.

      The proposed consent order allows the merger to proceed but requires the merged company to divest certain assets to Exelon pursuant to the terms of a divestiture agreement no later than five days after the merger is consummated. The divestiture agreement consists of two separate agreements: (1) the easement agreement entered into between MichCon and Exelon, and (2) an auditor agreement entered into between MichCon, Exelon, and a third party that will oversee the implementation of the easement agreement.

      The easement agreement conveys an easement to Exelon over MichCon’s local natural gas distribution system that will allow Exelon to engage in the distribution, storage and sale of natural gas in MichCon’s and Detroit Edison’s overlapping distribution areas. The easement will entitle Exelon to use five billion cubic feet (“Bcf”) of annual transportation capacity (which we refer to as its “initial capacity”) to serve any end-use customers within such overlapping distribution areas. Exelon is entitled to an additional 15 Bcf of annual transportation capacity (which we refer to as its “supplemental capacity”), in increments of 1 Bcf, that must serve at least 50% electric displacement load. Electrical displacement load includes on-site electric power generation such as cogeneration, municipal generation, emerging forms of distributed generation (such as fuel cells and microturbines), and other gas-fired equipment that displaces the use of electricity. If Exelon uses all of its initial capacity and supplemental capacity (a total of 20 Bcf, of which 7.5 Bcf must be used for electrical displacement load), then Exelon is entitled to additional transportation capacity for use in serving on-site generation customers within MichCon’s and Detroit Edison’s overlapping distribution areas. Exelon also is entitled to storage capacity equal to 10% of its initial capacity and supplemental capacity.

      Exelon will be charged $3,750,000 annually for the initial capacity and $700,000 annually for its supplemental capacity pursuant to the terms of the easement agreement. Exelon will pay for any additional transportation capacity in amounts calculated according to a formula based on specified percentages of certain MichCon rates.

      On March 21, 2001, the parties were notified that the Federal Trade Commissioners had accepted the proposed consent order and easement agreement. By letter dated March 22, 2001, the parties received confirmation that they had been granted early termination of the HSR Act premerger waiting period, effective March 21, 2001.

Public Utility Holding Company Act of 1935

      DTE and MCN are both exempt holding companies under the 1935 Act. As exempt holding companies, DTE and MCN are exempt from all provisions of the 1935 Act, except for certain reporting requirements and except for Section 9(a)(2), which prohibits any “affiliate” of a “public utility company” or a “holding company,” as such terms are defined in the 1935 Act, from acquiring the securities of any other public utility company of which it is an affiliate, or will become an affiliate after the acquisition, unless the acquisition is approved by the SEC. Under the 1935 Act, DTE is an affiliate of Detroit Edison and International Transmission Company and, after completion of the merger, will be an affiliate, through its wholly-owned subsidiary DTE Enterprises, of MichCon and its associated companies, Citizens and Southern Missouri Gas Company, L.P.; accordingly, approval of the SEC under the 1935 Act is required. Nonetheless, after the merger, DTE will continue to be an exempt holding company under the 1935 Act by filing its annual exemption statement pursuant to Rule 2 under the 1935 Act.

      On February 16, 2001, DTE and DTE Enterprises (as the entity merging with MCN and carrying on MCN’s businesses as a holding company) filed an amended joint application for approval of the merger under the 1935 Act and requested expedited approval of that application. On February 23, 2001, the SEC staff indicated that it would allow a 25-day notice period during which interested parties could submit comments regarding approval of the merger. No comments were received during that notice period, which expired on March 20, 2001.

      DTE and DTE Enterprises intend to file another amended joint application reflecting the terms of the amended agreement, which filing may cause a new notice period for comments to commence. Comments received during the notice period could result in the merger having to be approved by the SEC Commissioners rather than the staff of the SEC pursuant to delegated authority. Approval by the SEC Commissioners may take longer than approval by the SEC staff.

Federal Power Act

      Under the original merger agreement, MCN agreed to use its best efforts promptly to dispose of various electric facilities. MCN disposed of its interests in various electric facilities in 2000. Thus the merger is not subject to approval by the Federal Energy Regulatory Commission (which we will refer to as “FERC”) under the Federal Power Act.

State Approvals

      The approval of the MPSC was required with respect to MCN’s agreement with Exelon, dated as of February 8, 2001. The MPSC approved this agreement on February 14, 2001. See “The Merger — Background to the Amended Merger Agreement” on page 22.

Atomic Energy Act

      By letter dated March 22, 2000, the Nuclear Regulatory Commission advised DTE that the proposed merger does not require an amendment to the existing DTE nuclear license.

      While DTE and MCN believe that they will receive the remaining requisite regulatory approval for the merger, DTE and MCN cannot give any assurance regarding the timing of the remaining required approval or the ability to obtain the remaining required approval on satisfactory terms or otherwise, or that no action will be brought challenging the merger or the governmental or other actions.

THE AMENDED MERGER AGREEMENT

      The following describes certain aspects of the proposed merger, including material provisions of the amended merger agreement. The following description of the amended merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the amended merger agreement, which is attached as Appendix A to this document and is incorporated in this document by reference. All MCN shareholders are urged to read the amended merger agreement carefully and in its entirety.

Introduction

      The amended merger agreement provides, among other things, for a merger of MCN with and into DTE Enterprises, a wholly owned subsidiary of DTE, with DTE Enterprises as the surviving corporation in the merger. The transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.

Terms of the Merger

     General

      In the merger, each share of MCN common stock, par value $0.01 per share, including the associated right to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of December 20, 1989, as amended, by and between MCN and First Chicago Trust Company of New York, as Rights Agent, issued and outstanding immediately prior to the merger, other than shares owned by DTE or MCN (except on behalf of third parties), will be converted into the right to receive either (1) $24.00 in cash or (2) 0.715 of a share of DTE common stock, subject to the allocation and proration procedures and the adjustments necessary to preserve the status of the merger as a reorganization under the Code as set forth in the amended merger agreement and more fully described below.

      The amended merger agreement provides that each record holder of shares of MCN common stock will be entitled to (1) elect to receive shares of DTE common stock for all or some of its MCN shares (which we refer to as “Stock Election Shares”), (2) elect to receive cash for all or some of its MCN shares (which we refer to as “Cash Election Shares”) or (3) make no election for all or some of its MCN shares (which we refer to as “Non-Election Shares”). Any shares of MCN common stock for which the record holder has not submitted a properly completed election form to the exchange agent by 9:00 a.m. on the date of the completion of the merger, or another date and time which MCN and DTE will agree upon and publicly announce at a later time, will be treated as Non-Election Shares.

     Allocation and Proration Procedures

      The amended merger agreement provides for allocation and proration procedures that ensure that, subject to adjustments necessary to preserve the status of the merger as a reorganization under the Code, the aggregate number of shares of MCN common stock that will be converted into cash will be equal to 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger and the aggregate number of shares of MCN common stock that will be converted into shares of DTE common stock will be equal to 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger. The following explains these allocation and election procedures.

      If the number of Cash Election Shares exceeds 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger, excluding those owned by DTE or MCN (except on behalf of third parties), which we refer to as the “Cash Election Number,” then the following will occur:

(1) All Non-Election Shares will be deemed to be Stock Election Shares;

(2)	All Stock Election Shares, including those deemed to be Stock Election Shares, will be converted into the right to receive 0.715 of a share of DTE common stock; and

(3)	Each Cash Election Share will be converted into:

•	An amount in cash equal to $24.00 multiplied by a fraction, the numerator of which is the Cash Election Number, and the denominator of which is the total number of Cash Election Shares which we refer to as the “Cash Fraction”; and

•	A number of shares of DTE common stock equal to the product of 0.715 and a fraction equal to one minus the Cash Fraction.

      Alternatively, if the number of Stock Election Shares exceeds 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger, excluding those owned by DTE or MCN (except on behalf of third parties), which we refer to as the “Stock Election Number”, then the following will occur:

(1) All Non-Election Shares will be deemed to be Cash Election Shares;

(2)	All Cash Election Shares, including those deemed to be Cash Election Shares, will be converted into the right to receive $24.00 in cash; and

(3) Each Stock Election Share will be converted into:

•	A number of shares of DTE common stock equal to the product of 0.715 and a fraction, the numerator of which is the Stock Election Number, and the denominator of which is the total number of Stock Election Shares, which we refer to as the “Stock Fraction”; and

•	An amount in cash equal to the product of $24.00 and a fraction equal to one minus the Stock Fraction.

      In the event that the number of Cash Election Shares does not exceed the Cash Election Number and the number of Stock Election Shares does not exceed the Stock Election Number, then Non-Election Shares will be deemed Stock Election Shares such that the total Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares will be deemed Cash Election Shares. If this occurs:

•	All Stock Election Shares, including those deemed Stock Election Shares, will be converted into the right to receive 0.715 of a share of DTE common stock and cash instead of fractional shares; and

•	All Cash Election Shares, including those deemed Cash Election Shares, will be converted into the right to receive $24.00 in cash.

     Tax Opinion Adjustment

      It is a condition to the merger that DTE and MCN each receive an opinion of their respective outside counsel that the merger will be treated as a “reorganization” under the Code. It is possible, depending upon the value of DTE common stock on the date the merger is completed, that such counsel will not be able to render their respective opinions unless the number of shares of MCN common stock that will be converted into cash is decreased below 55% of the total number of issued and outstanding shares of MCN common stock and the number of shares of MCN common stock that will be converted into DTE common stock is increased above 45% of the total number of issued and outstanding shares of MCN common stock. In such a case, the number of shares of MCN common stock that will be converted into DTE common stock in the merger will be increased, and the number of shares of MCN common stock to be converted into cash will be correspondingly decreased, to the extent necessary to enable outside counsel to render their respective tax opinions. Each share of MCN common stock that would have been converted into cash but is instead converted into DTE common stock in order to enable such outside counsel to render their respective tax opinions will be converted into a number of shares of DTE common stock having a value of $24.00 to the extent that the conversion is necessary so that the value of the DTE common stock, as determined for tax purposes, paid as consideration for shares of MCN common stock is not less than 41% of the value of the total consideration, as determined for tax purposes, for shares of MCN common stock. Any shares of MCN common stock that are otherwise converted into DTE common stock in order to enable outside counsel to render their respective tax opinions will be converted into DTE common stock at the exchange ratio of 0.715.

Shares of MCN common stock converted into shares of DTE common stock in order to enable outside counsel to render their respective tax opinions are nonetheless deemed to be converted into the right to receive cash, and the shares of DTE common stock issued are deemed to be cash, for purposes of the allocation and proration procedures of the amended merger agreement.

Election Procedures and Distribution of Certificates of DTE Common Stock

      MCN shareholders should have received, or will receive shortly, the materials that they should use in order to make the election to receive cash, shares of DTE common stock, or a combination of both, with respect to their shares of MCN common stock that will be canceled in the merger and for exchanging certificates representing shares of MCN common stock for shares of DTE common stock, if applicable. The form on which this choice is to be made is referred to in this document as the “election form.” MCN shareholders should read the election materials when they receive them, including the election form, carefully and in their entirety in making an election.

      Stock certificates representing shares of MCN common stock and a duly completed election form must be received by the exchange agent no later than 9:00 a.m., New York City time, on the date of the merger, or another date and time which DTE and MCN will agree upon and publicly announce at a later time, which time is referred to in this document as the “election deadline.” MCN shareholders should return their stock certificates with the election form and not with the proxy materials. With MCN’s approval, DTE has selected EquiServe Trust Company, N.A. as its exchange agent to administer the exchange of shares of MCN common stock for the cash, shares of DTE common stock, cash instead of fractional shares and dividends and other distributions, if any, which MCN shareholders are entitled to receive in the merger.

      A record holder who holds shares of MCN common stock in a representative capacity may submit multiple election forms, but such record holder must certify that each election form submitted to the exchange agent covers all the shares of MCN common stock held by such record holder on behalf of a particular beneficial owner.

      The election with respect to shares of MCN common stock held in the MCN Energy Group Savings and Stock Ownership Plan, the MichCon Investment and Stock Ownership Plan, and the Citizens Gas Fuel Company Investment Share Plan will be made by the trustee of such plans, who will follow the instruction of Davenport & Company, an independent fiduciary hired by MCN. The independent fiduciary will instruct the trustee to elect the consideration that will result in the highest aggregate value to holders of all such shares. Participants in these plans may not make an individual election with respect to shares held for their benefit.

      In addition, as soon as practicable after the completion of the merger the exchange agent will mail to each record holder who did not submit an election form or did not submit certificates with a duly completed election form, a letter of transmittal and instructions for surrendering certificates of MCN common stock. This mailing is solely to facilitate the exchange of the certificates representing shares of MCN common stock for the cash, shares of DTE common stock into which such MCN shares have been converted in the merger and cash instead of fractional shares; after the election deadline, former MCN shareholders will not be able to elect the form of consideration.

      Upon surrender of a certificate representing shares of MCN common stock and a duly completed election form or letter of transmittal to the exchange agent, the holder will be entitled to receive:

•	A certificate representing shares of DTE common stock into which the shares of MCN common stock have been converted or, if DTE establishes procedures for book-entry transfer of shares of DTE common stock prior to the completion of the merger, evidence of the certificates pursuant to the book-entry system;

•	Cash to which the holder is entitled;

•	Cash instead of fractional shares, if any, which the holder has the right to receive; and

•	Any dividends or other distribution which the holder has the right to receive.

      After completion of the merger, there will be no transfers on MCN’s stock transfer books of shares outstanding immediately prior to that time. No party will be liable to any MCN shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      All shares of DTE common stock to be issued in the merger will be deemed issued and outstanding as of the completion of the merger. Accordingly, if DTE declares a dividend or other distribution after the completion of the merger, that declaration will include all shares of DTE common stock issued in the merger. Nonetheless, DTE will not pay any dividends or other distributions with respect to the shares of DTE common stock with a record date after the completion of the merger to any former MCN shareholder who has not exchanged his or her certificates representing shares of MCN common stock.

Fractional Shares

      DTE will not issue any fractional shares of DTE common stock in the merger. Instead, an MCN shareholder who otherwise would have received a fraction of a share of DTE common stock will receive cash (without interest). The amount of cash received will be equal to the holder’s proportionate interest in the net proceeds from the sale on the NYSE by the exchange agent of the aggregate fractional shares of DTE common stock issued to the exchange agent on behalf of MCN shareholders.

Closing and Effective Time of the Merger

      The amended merger agreement provides that unless DTE and MCN agree to another date or time, the closing of the merger will take place on the fifth business day after fulfillment or waiver of the conditions set forth in the amended merger agreement, other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions. As soon as practicable on the closing date, MCN and DTE will cause a certificate of merger to be executed and filed with the Department of Consumer and Industry Services of the State of Michigan. The merger will become effective at the time when the certificate of merger is duly endorsed by the Department of Consumer and Industry Services of the State of Michigan.

Corporate Governance

      In the amended merger agreement, DTE has agreed that at the completion of the merger, it will cause Mr. Glancy and two other members of MCN’s board of directors, who will be chosen by MCN in consultation with DTE, to be appointed to its board of directors.

      The amended merger agreement provides that the directors of DTE Enterprises at the effective time of the merger will be the directors of the surviving corporation and the officers of MCN at the time of the completion of the merger will be the officers of the surviving corporation.

Conditions of the Merger

      Other than the condition relating to the receipt of tax opinions from counsel, which may not be waived after DTE shareholders have approved the issuance of shares of DTE common stock, which occurred at a special meeting of DTE shareholders on December 20, 1999, or MCN shareholders have approved the amended merger agreement unless further shareholder approval is obtained with appropriate disclosure, the respective obligations of each of DTE and MCN to effect the merger are subject to the satisfaction or waiver, at or prior to the merger, by each party of the following conditions:

•	The approval of the amended merger agreement by MCN shareholders;

•	The shares of DTE common stock issuable to MCN shareholders pursuant to the amended merger agreement having been authorized for listing on the NYSE, upon official notice of issuance;

•	The expiration of applicable federal and state waiting periods and the receipt of all governmental consents in connection with the amended merger agreement except for those the failure of which to obtain are not reasonably likely to have a material adverse effect on DTE or MCN or provide reasonable basis to conclude that the parties or any of their affiliates or advisors would be subject to criminal or material financial liability;

•	The absence of any legal restriction that prohibits completion of the merger;

•	The post-effective amendment to the registration statement registering the shares of DTE common stock to be issued in the merger having become effective and no stop order suspending the effectiveness or proceedings for that purpose shall have been initiated or be threatened by the SEC;

•	DTE shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated by the amended merger agreement;

•	The other party having performed in all material respects certain specifically enumerated obligations required to be performed by it under the amended merger agreement at or prior to the closing date;

•	DTE and MCN having received “comfort letters” from the other party’s independent public accounting firm;

•	Such party having received from its counsel opinions dated the closing date, stating that:

1.	The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

2.	That each of DTE, MCN and DTE Enterprises will be a party to that reorganization within the meaning of Section 368(b) of the Code.

     Additional Conditions to the Obligations of DTE and DTE Enterprises

      The obligations of DTE and DTE Enterprises are subject to the further satisfaction or waiver by DTE of the following conditions:

•	The receipt by DTE of affiliate letters from persons identified as affiliates of MCN; and

•	That all governmental consents have been obtained, including clearance by the Antitrust Division and the FTC under the HSR Act without imposing any terms or conditions that, individually or in the aggregate, in the reasonable judgment of DTE, are reasonably likely to have a material adverse effect on any of the parties to the amended merger agreement.

      As used in the amended merger agreement, the term “material adverse effect” generally means, with respect to DTE or MCN a material adverse effect on the condition (financial or otherwise), properties, business, operations, results of operations or prospects of the party and its subsidiaries taken as a whole, other than any change or effect arising out of:

(1)	Any divestiture by MCN of various electric facilities or FERC-jurisdictional assets as required by the merger agreement;

(2)	MCN’s recognition of a write-down of its gas and oil properties under the full cost method of accounting as prescribed by Rule 4-10 of Regulation S-X under the Securities Act and Exchange Act;

(3)	General economic conditions; or

(4)	Conditions generally affecting the electric or gas utility industries.

      In the case of the closing condition discussed above relating to receipt of governmental consents, the term “material adverse effect” also excludes any change or effect arising out of the agreement between Exelon and MichCon relating to Exelon’s use of certain natural gas pipeline capacity on MichCon’s system within MichCon’s and Detroit Edison’s overlapping distribution areas.

Representations and Warranties

      The amended merger agreement contains various representations and warranties made by DTE, DTE Enterprises and MCN as of October 4, 1999, some of which are qualified as to materiality or material adverse effect, regarding the following matters, among others:

•	Corporate existence and capitalization;

•	Ownership of the shares of capital stock of its material subsidiaries;

•	Corporate power and authority to execute, deliver and perform its obligations under the merger agreement, and to complete the merger;

•	Consents and regulatory approvals necessary to complete the merger;

•	No violation of any party’s organizational documents or the organizational documents of any of their subsidiaries, contracts to which any party is a signatory, and no violation of any law, rule or regulation;

•	Accuracy of documents filed with the Securities and Exchange Commission and applicable regulatory authorities, including financial statements;

•	Absence of certain material adverse changes or events;

•	Pending or threatened suits, actions or other proceedings, obligations or liabilities;

•	Employee benefits;

•	Compliance with laws and required licenses and permits;

•	Environmental matters;

•	Tax matters;

•	Intellectual property;

•	Insurance;

•	Regulation as a utility;

•	Absence of beneficial ownership of each other’s shares; and

•	Year 2000 compliance.

      MCN also made certain representations and warranties with respect to regulatory proceedings and the FERC-jurisdictional assets it owned at the time of the execution of the original merger agreement.

Covenants

     Interim Operations

      DTE and MCN have each agreed as to itself and each of its subsidiaries, from the date of the amended merger agreement and until the completion of the merger, unless the other party otherwise approves, and except as otherwise expressly contemplated by the amended merger agreement, that, among other things:

(1)	It will conduct its businesses in the ordinary and usual course and will use best reasonable efforts to preserve intact its business organization and maintain existing relations and goodwill with various business relations and maintain and keep material properties and assets in as good repair and condition as such are in as of the date of the amended merger agreement, subject to ordinary wear and tear;

(2)	It will not amend its articles of incorporation or bylaws; and

(3)	It will not make any distributions with respect to its common stock (other than quarterly cash dividends not in excess of $.255 per share in the case of MCN and of $.515 per share in the case of DTE) or change in capital structure.

      In addition, MCN has agreed as to itself and each of its subsidiaries, from the date of the amended merger agreement and prior to the completion of the merger, unless DTE otherwise approves, and except as otherwise expressly contemplated by the amended merger agreement, that, among other things:

(1)	It will not make or authorize or commit for any capital expenditures or operation and maintenance expenditures in excess of those contemplated to be spent pursuant to the year 2001 capital appropriations spending budget;

(2)	Other than in the ordinary and usual course of business, it will not make acquisitions or investments in any other person in excess of $10,000,000 in the aggregate or $3,000,000 in respect of any transaction or series of related transactions;

(3)	It will not transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its coal fines property or assets;

(4)	Other than in the ordinary and usual course of business and other than sales not in excess of $10,000,000 in the aggregate or $1,000,000 in respect of any transaction or series of related transactions, it will not transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets;

(5)	It will not incur, assume or prepay any long-term debt or incur or assume any short-term debt, except for the incurrence of long-term indebtedness in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds;

(6)	It will not assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any third-party;

(7)	It will not accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates consistent with past practice;

(8)	It will not change any significant accounting principle, practice or method, except to the extent required by U.S. generally accepted accounting principles as advised by its regular independent accountants and after consultation with DTE;

(9)	Except as required by law, an existing collective bargaining agreement or other contract identified to DTE, neither it nor any of its subsidiaries will:

•	Terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any compensation and benefit plans, or except as required by any existing contract with a non-officer employee, increase the salary, wage, bonus or other compensation of any employee, except increases occurring in the ordinary and usual course of business; or

•	Grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of it or such subsidiaries, provided, that MCN is not required to violate any of its obligations existing prior to the date of the merger agreement;

(10)	It will not settle or compromise any material claims or litigation or amend or terminate any of its material contracts or waive, release or assign any material rights or claims;

(11)	It will not make any tax election, other than in the ordinary and usual course or as is required by law, or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business;

(12)	It will not make any filing, other than in the ordinary and usual course of business, with the MPSC or the SEC;

(13)	It will not transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any property or assets located outside of its service territory with a value of more than $1,000,000;

(14)	It will not enter into any new contracts or agreements relating to the supply of natural gas or any other commodity or the marketing of natural gas or any other commodity with either a duration in excess of 90 days or a notional value in excess of $1,000,000; and

(15)	It will not transfer, decrement, lease, license, sell, mortgage, pledge, dispose of or encumber any natural gas properties or reserves.

      MCN has also agreed that after MCN’s shareholders approve the amended merger agreement, MCN will not, unless required by law or a contractual arrangement existing as of February 28, 2001, take any “significant action” without the prior approval of DTE. “Significant actions” are:

•	all business decisions that MCN believes are reasonably likely to involve, or relate to, any expenditure (or group of related expenditures) or financial exposure (or group of related financial exposures) of more than $1,000,000; and

•	all transfers, leases, licenses, guarantees, sales, mortgages, pledges, dispositions of or encumbrances of any property or assets with a value of more than $5,000,000.

      The amended merger agreement provides that, after MCN shareholder approval of the amended merger agreement, MCN will be obligated to provide DTE with reasonable advance notice, and permit DTE to review, each significant action. Additionally, to the extent practicable and appropriate, MCN will be required to give DTE advance notice of, and permit appropriate representatives of DTE to attend, all significant internal business meetings that involve certain members of MCN’s senior management.

     Acquisition Proposals

      In the amended merger agreement, MCN has agreed that it will not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any of the assets or any equity securities of, it or any of its subsidiaries. These limitations do not apply, however, to those transactions in the ordinary course of business or those transactions that are expressly contemplated by the amended merger agreement that could not interfere with the merger. In this document, a proposal related to MCN is referred to as a “company acquisition proposal.”

      MCN has further agreed that it will not negotiate with, provide confidential information or data to, or discuss with any person, a company acquisition proposal or otherwise facilitate any effort or attempt to make or implement a company acquisition proposal.

      Despite this agreement, nothing contained in the amended merger agreement prohibits MCN or its board of directors from:

(1)	Complying with Rule 14e-2 under the Securities Exchange Act of 1934;

(2)	Providing information in response to a request therefor by a person who has made an unsolicited bona fide written company acquisition proposal so long as the MCN board of directors receives from the person so requesting the information an executed confidentiality agreement with terms with respect to confidentiality substantially similar to those contained in the confidentiality agreement, dated August 30, 1999, between DTE and MCN;

(3)	Engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written company acquisition proposal; or

(4)	Recommending the company acquisition proposal to its shareholders.

      In order to engage in any of the activities described in (2), (3) and (4) above, however, such activities must occur prior to the time of the MCN shareholder vote, and the board of directors must determine in good faith, after consultation with outside legal counsel and its financial advisor and based upon such other matters as it deems relevant, that failure to take such action would likely result in a breach of its fiduciary duties under applicable law. In addition, the board of directors must determine that the company acquisition proposal, if accepted, is reasonably likely to be completed, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if completed be reasonably likely to result in a transaction more favorable to its shareholders, from a financial point of view, than the transaction contemplated by the amended merger agreement. Any company acquisition proposal described above is referred to as a “superior proposal” in this document.

Additional Agreements

     Stock Options

      In the amended merger agreement, DTE has agreed to assume each outstanding option to purchase shares of MCN common stock in accordance with the terms of the MCN stock plans and the stock option agreement by which it is evidenced. See “The Merger — Interests of Management and Directors in the Merger” on page 36.

     Employee Benefits

      In the amended merger agreement, DTE has agreed that for one year after the closing date, it will continue to provide the employees of MCN and its subsidiaries with compensation and benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by MCN and its subsidiaries. This covenant does not apply to plans involving the issuance of shares of MCN common stock.

      In addition, DTE has agreed to cause DTE Enterprises and Detroit Edison, from and after the completion of the merger, to honor:

(1)	Each existing employment, change of control, severance and termination agreement between MCN or any of its subsidiaries, and any officer, director or employee of MCN or its subsidiaries; and

(2)	All compensation and benefit plans of MCN and its subsidiaries as in effect immediately before the closing date of the merger, although DTE can amend or terminate any such plan in accordance with its terms.

      The amended merger agreement provides that, with respect to those employee benefit plans of DTE and its affiliates that after the merger will provide benefits to any current MCN employees (which we refer to in this document as the “new plans”), each MCN employee will be credited with his or her years of service with MCN and its affiliates before the completion of the merger, to the same extent as the employee was entitled to credit for such purposes under any similar MCN plan. This right to credit does not apply if the credit would result in a duplication of benefits. In addition:

(1)	Each MCN employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan replaces coverage under a comparable MCN employee plan in which such MCN employee participated immediately before the completion of the merger, which we refer to in this document as the “old plans”; and

(2)	For purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any MCN employee:

•	DTE will cause all pre-existing condition exclusions of the new plan to be waived for the employee and his or her covered dependents to the extent that such exclusions and requirements were waived under the corresponding MCN plan; and

•	DTE will cause any eligible expenses incurred by the employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date that such employee’s participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan-year as if such amounts had been paid in accordance with such new plan.

     Employees

      The amended merger agreement states that it is the present intention of DTE and MCN that there be no involuntary reductions in workforce at the surviving corporation or its subsidiaries, and that DTE will continue DTE’s and MCN’s strategy of achieving work force reductions through attrition or other voluntary means after the merger; however, if any reductions in work force become necessary, DTE has agreed that such reductions will be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, qualifications, and business needs without regard to whether employment prior to the completion of the merger was with MCN or its subsidiaries or DTE or its subsidiaries.

      Any employees whose employment is terminated or jobs are eliminated by DTE or any of its subsidiaries will be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by DTE. Any workforce reductions carried out following the completion of the merger by DTE or its subsidiaries will be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local law.

     Expenses

      DTE or DTE Enterprises will pay all charges and expenses of MCN, DTE or DTE Enterprises, including those of the exchange agent, in connection with the transactions contemplated by the provisions of the amended merger agreement related to MCN shareholders’ exchange of their shares.

      Except as otherwise provided in the termination provisions of the amended merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the amended merger agreement and the merger and the other transactions contemplated by the amended merger agreement will be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the registration statement, of which this document is a part, and printing and mailing this document will be shared equally by DTE and MCN.

     Indemnification and Directors’ and Officers’ Insurance

      In the amended merger agreement, DTE and MCN have agreed to provisions relating to indemnification of officers and directors of MCN and the provision of directors and officers’ liability insurance, which are described in “The Merger — Interests of Management and Directors in the Merger” on page 36.

     Dividends

      MCN has agreed to coordinate with DTE the declaration, setting of record dates and payment dates of dividends on shares of MCN common stock. This coordination is to ensure that MCN shareholders do not receive dividends on both shares of MCN common stock and shares of DTE common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of MCN common stock or shares of DTE common stock received in the merger in respect of any calendar quarter.

     Rate Matters

      From the date of the amended merger agreement until the closing of the merger, MCN has agreed that it and its subsidiaries will not make any filing, or effect any material agreement, commitment, arrangement or consent with the MPSC relating to specified MPSC cases, which relate to gas cost recovery and gas choice, or any related regulatory proposals.

      Further, MCN has agreed that from the time the MCN shareholders approve the amended merger agreement, it will discuss with DTE any material changes in its or its subsidiaries’ regulated rates or charges, standards of service or accounting, and MCN has agreed to obtain the written approval of DTE prior to making any filing or effecting any material agreement or consent with respect to such matters.

     Transition Matters

      In the original merger agreement, MCN and DTE agreed to use reasonable best efforts to enter into a definitive agreement for the sale to DTE of all of MCN’s membership interest in each of several limited liability companies that own and operate synthetic fuel manufacturing facilities, which are sometimes referred to in this document as “coal fines.” On November 1, 1999, a subsidiary of DTE and a subsidiary of MCN executed definitive agreements with respect to the purchase and sale of four coal fines to DTE and on December 1, 1999 DTE acquired all of MCN’s interest in each of CRC No. 1 LLC, CRC No. 3 LLC, CRC No. 5 LLC, CRC No. 6 LLC. DTE paid $11,250,000 per interest in each company, or a total of $45,000,000, at the completion of the sale, subject to a post-closing purchase price adjustment with respect to the companies. On March 30, 2001, the final price for these four coal fines was set at $100,000,000. The agreement also provides that each party will indemnify the other for losses arising out of breaches or inaccuracies of its representations or warranties, failures to perform its obligations contained in the agreement and third party claims made against the other party, although the total amount of MCN’s liability under such indemnification obligation is limited to the total amount paid by DTE to MCN for its interests in all the companies. In addition, on March 30, 2001, MCN sold its remaining two coal fines to DTE for $32,000,000. The purchase and sale of MCN’s interests in the coal fines was independent of the completion of the merger.

     Community Involvement

      It is the present intention of DTE that after the merger, DTE will continue to make aggregate annual charitable contributions to the communities served by DTE and otherwise maintain a substantial level of involvement in community activities in Michigan that is similar to, or greater than, the normal aggregate annual level of charitable contributions, community development and related activities carried on by DTE and MCN prior to the date of the amended merger agreement.

     Stock Exchange Listing and Delisting

      DTE has agreed to use its best efforts to cause the shares of DTE common stock to be issued in the merger to be approved for listing on the NYSE. The surviving corporation shall use its best efforts to cause the shares of MCN common stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the completion of the merger.

     Other Agreements

      The amended merger agreement contains additional agreements relating to the conduct of the parties prior to the merger, including the following:

•	To promptly make their respective filings with applicable governmental entities and to use commercially reasonable efforts in obtaining all necessary regulatory approvals and consents;

•	To afford the other party reasonable access to its properties, books, contracts and records; and

•	Not to take or cause to be taken any action, whether before or after the completion of the merger, that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination

      The amended merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the approval by DTE shareholders of the issuance of shares of DTE common stock in the merger or by MCN shareholders of the amended merger agreement:

(a)	By the mutual written consent of DTE and MCN; and

           (b)  By either DTE or MCN:

(1)	If the merger is not completed by December 31, 2001; this termination right is not available to a party if it has materially breached its obligations under the amended merger agreement and such breach is proximately related to the failure to complete the merger;

(2)	If MCN shareholders fail to approve the amended merger agreement;

(3)	If any legal restriction permanently prohibiting completion of the merger has become final and non-appealable;

(4)	If the other party materially breaches certain specifically enumerated covenants or agreements in the amended merger agreement in a manner that cannot be cured, or, if curable, is not cured within 30 days after written notice from the non-breaching party; or

(5)	If the other party’s board of directors withdraws or adversely modifies its approval or recommendation of the amended merger agreement, or, in the case of MCN fails to reconfirm its recommendation of the amended merger agreement within 5 business days after a written request by DTE to do so.

     Termination Fee and Reimbursement of Expenses

      In the amended merger agreement, DTE and MCN have agreed to the payment of termination fees and the reimbursement of expenses as follows:

(1)	If DTE terminates the amended merger agreement after the MCN board of directors withdraws or adversely modifies its recommendation of the amended merger agreement, or fails to reconfirm its recommendation of the amended merger agreement within 5 business days after a written request by DTE to do so; or

(2)	If DTE or MCN terminates the amended merger agreement after a superior proposal has been made and the vote of the MCN shareholders has not been obtained, then MCN will:

•	Promptly reimburse DTE for its charges and expenses incurred in connection with the amended merger agreement up to a maximum amount of $15 million; and

•	If MCN enters into a definitive agreement or completes a superior proposal within 12 months of such termination, pay DTE a termination fee of $55 million.

Modification, Amendment and Waiver

      DTE and MCN may modify or amend the amended merger agreement at any time prior to the completion of the merger, by written agreement executed and delivered by duly authorized officers of DTE or MCN. Other than the condition relating to the receipt of tax opinions from counsel, which may not be waived after the requisite approval from DTE shareholders or MCN shareholders has been obtained, unless further shareholder approval is obtained with appropriate disclosure, each of DTE or MCN may waive the conditions to its obligation to complete the merger, in whole or in part.

Governing Law and Venue

      DTE and MCN have agreed that each party is entitled to seek an injunction in order to prevent the other party’s breach of the covenants of the amended merger agreement, and to enforce specifically such covenants, although this is not an exclusive remedy.

ACCOUNTING TREATMENT

      The merger will be accounted for by the purchase method of accounting. Under the purchase method of accounting, MCN’s properties and investments which are not regulated will be recorded at their fair values. MCN’s regulated operations will be recorded at historical amounts, except for pension and other postretirement benefit assets and liabilities, which will be recorded at the current funded status of the related plans in accordance with the provisions of SFAS Nos. 87 and 106, and other assets planned for disposal.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following is a summary of the material U.S. federal income tax consequences of the merger to holders of MCN common stock who hold such stock as a “capital asset” within the meaning of Section 1221 of the Code. Special tax consequences may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to mark to market, persons that hold MCN common stock as part of a hedge, constructive sale, straddle or conversion transaction, persons who are not citizens or residents of the United States, other non-United States persons, and shareholders who acquired their shares of MCN common stock through the exercise of an employee stock option or otherwise as compensation. The following represents general information only and is based upon the Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or under federal laws other than federal income tax laws, are not addressed in this proxy statement/ prospectus. All shareholders should consult with their own tax advisors as to the particular tax consequences of the merger, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.

Tax Consequences of the Merger Generally

      It is a condition to the merger that DTE receive an opinion of its special counsel, Sullivan & Cromwell, and MCN receive an opinion of its special counsel, Wachtell, Lipton, Rosen & Katz, each dated the closing date and each to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that each of DTE, DTE Enterprises and MCN will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, counsel may require and rely upon customary representations contained in letters to be received from DTE, DTE Enterprises, MCN and others. Neither of these tax opinions will be binding on the IRS, and neither DTE nor MCN intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger.

      Assuming the merger is a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:

(1)	No gain or loss will be recognized by DTE, DTE Enterprises, MCN or shareholders of DTE pursuant to the merger;

(2)	A shareholder of MCN who receives only cash in exchange for its shares in the merger will recognize gain or loss in an amount equal to the difference between the cash received and the shareholder’s adjusted tax basis in the shares surrendered;

(3)	A shareholder of MCN who receives only DTE common stock in exchange for its shares in the merger will not recognize any gain or loss, except, as discussed below, in respect of cash received instead of fractional shares; and

(4)	A shareholder of MCN who receives a combination of cash and DTE common stock in the merger will not recognize loss but will recognize gain, if any, on the shares so exchanged in an amount that does not exceed the amount of any cash received, as described in more detail below.

Exchange of MCN Common Stock Only for Cash

      In general, a shareholder of MCN who receives only cash in exchange for its shares of MCN common stock in the merger will recognize capital gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of MCN common stock surrendered. The gain or loss will generally be long-term capital gain or loss if, as of the date of the merger, the holding period for such shares is greater than one year.

Exchange of MCN Common Stock Only for DTE Common Stock

      A shareholder of MCN who receives only DTE common stock in exchange for its shares of MCN common stock in the merger will not recognize any gain or loss upon such exchange. Such shareholder may recognize gain or loss, however, in respect of cash received in lieu of a fractional share of DTE common stock, as discussed below. The aggregate adjusted tax basis of the shares of DTE common stock received in the exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the DTE common stock will include the holding period of the shares of MCN common stock surrendered therefor.

Exchange of MCN Common Stock for DTE Common Stock and Cash

      A shareholder of MCN who receives a combination of cash and DTE common stock in the merger in respect of any share of MCN common stock will not recognize loss but will recognize gain if the shareholder’s adjusted basis in the share of MCN common stock exchanged in the transaction is less than the fair market value, on the date of completion of the merger, of the DTE common stock and the cash received. For this purpose, a shareholder of MCN who receives both cash and DTE common stock in the merger will generally be required to treat each share of MCN common stock exchanged in the merger as exchanged for a combination of cash and DTE common stock in proportion to the relative fair market values of each received by the shareholder of MCN in the merger. The gain, if any, that the holder will recognize in respect of any share of MCN common stock surrendered in the merger will equal the lesser of:

(1)	The excess of (a) the cash and the fair market value on the date of completion of the merger of the DTE common stock received by the shareholder in exchange for the share of MCN common stock over (b) such shareholder’s adjusted tax basis in the share of MCN common stock; and

      (2)  The amount of cash received in the exchange.

      Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case such gain will be treated as ordinary dividend income to the extent of such shareholder’s ratable share of accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the merger, the holding period for such shares is greater than one year. The following is a brief discussion of such potential tax treatment; however, MCN shareholders should consult their own tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of MCN common stock will be treated as a dividend.

      The stock redemption provisions of Section 302 of the Code apply in determining whether cash received by a shareholder of MCN pursuant to the merger has the effect of a distribution of a dividend under Section 356(a)(2) of the Code. Under this analysis, called the “hypothetical redemption analysis,” a shareholder of MCN will be treated as if the portion of the shares of MCN common stock exchanged for cash in the merger had been instead exchanged for shares of DTE common stock (the “hypothetical shares”) followed immediately by a redemption of the hypothetical shares by DTE for cash. Under the principles of Section 302 of the Code, a shareholder of MCN will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is “not essentially equivalent to a dividend” or is “substantially disproportionate” with respect to such shareholder. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Code will apply in comparing the shareholder’s ownership interest in DTE both immediately after the merger, but before the hypothetical redemption, and after the hypothetical redemption.

      Whether the hypothetical redemption by DTE of the hypothetical shares for cash is “not essentially equivalent to a dividend” with respect to a shareholder of MCN will depend upon such shareholder’s particular circumstances. However, the hypothetical redemption must, in any event, result in a “meaningful reduction” in such shareholder’s percentage ownership of DTE stock. In determining whether the hypothetical redemption by DTE results in a meaningful reduction in the shareholder’s percentage ownership of DTE stock, and therefore, does not have the effect of a distribution of a dividend, a shareholder of MCN should compare his or her share interest in DTE, including interests owned actually, hypothetically and constructively, immediately after the merger, but before the hypothetical redemption, to his or her interest after the hypothetical redemption. The IRS has indicated, in Revenue Ruling 76-385, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the hypothetical redemption. In Revenue Ruling 76-385, the IRS found a reduction from .0001118% to .0001081% to be a meaningful reduction.

      The hypothetical redemption transaction would be “substantially disproportionate,” and therefore, would not have the effect of a distribution of a dividend with respect to a shareholder of MCN who owns less than 50% of the total combined voting power of all classes of outstanding DTE stock entitled to vote, if the percentage of DTE common stock actually and constructively owned by such shareholder immediately after the hypothetical redemption is less than 80% of the percentage of DTE common stock actually, hypothetically and constructively owned by such shareholder immediately before the hypothetical redemption, and, if there are outstanding voting shares of DTE other than DTE common stock, the shareholder also meets the 80% test with respect to all shares of outstanding DTE voting stock, including the DTE common stock.

      The aggregate adjusted tax basis of the shares of DTE common stock received in such exchange will be equal to the aggregate tax basis of the shares surrendered therefor, decreased by the cash received and increased by the amount of gain recognized, if any. The holding period of DTE common stock will include the holding period of the shares of MCN common stock surrendered therefor.

Cash Received Instead of a Fractional Interest of DTE Common Stock

      A shareholder of MCN who receives cash instead of a fractional share of DTE common stock will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by DTE subject to Section 302 of the Code. Such a deemed redemption will be treated as a sale of the fractional share, provided that it is “not essentially equivalent to a dividend” or is “substantially disproportionate” with respect to the MCN shareholder, as described in the preceding section. If the deemed redemption is treated as a sale of a fractional share, an MCN shareholder will recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of DTE common stock allocable to such fractional interest. Such gain or loss will be capital gain or loss if, as of the date of the merger, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting

      Payments of cash to a holder surrendering shares of MCN common stock will be subject to information reporting and “backup” withholding (whether or not the holder also receives DTE common stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma information reflects the historical combined condensed consolidated financial statements of DTE and MCN after accounting for the merger as a purchase business combination. Accordingly, the following information should be read together with the historical consolidated financial statements and the related notes thereto, of both MCN and DTE, which are incorporated into this document by reference. The unaudited pro forma combined condensed consolidated balance sheet assumes the merger became effective as of December 31, 2000. The unaudited pro forma combined condensed consolidated statement of income assumes the merger became effective on January 1, 2000.

      The information presented below is not necessarily indicative of the results of operations that might have occurred had the merger actually closed on January 1, 2000, or the actual financial position that might have resulted had the merger actually closed on December 31, 2000. The information is not necessarily indicative of the future results of operations or financial position of DTE after the merger.

      The unaudited pro forma combined condensed consolidated financial statements do not reflect the non-recurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration. Costs of integration may result in significant non-recurring charges to the combined results of operations after completion of the merger; however, the actual amount of such charges cannot be determined until the transition plan relating to the integration of operations is completed. The unaudited pro forma combined consolidated financial statements do not estimate the effect of the agreement between MichCon and Exelon, dated as of February 8, 2001 relating to Exelon’s use of certain natural gas pipeline capacity on MichCon’s system within MichCon’s and Detroit Edison’s overlapping distribution areas.

      The pro forma combined condensed consolidated financial statements assume that all MCN shares were exchanged for either consideration of $24.00 in cash or 0.715 shares of DTE common stock, subject to allocation and proration procedures that ensure that 45% of the MCN shares of common stock are converted into shares of DTE common stock and 55% of the MCN shares of common stock are converted into cash. The total consideration for the transaction using this value is approximately $2.3 billion based on the number of shares of common stock of MCN outstanding on December 31, 2000.

      Allocations included in the pro forma statements are based on analyses which are not yet completed. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amounts shown in the unaudited pro forma combined condensed consolidated financial statements that follow.

DTE Energy Company and MCN Energy Group Inc.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income
Year Ended December 31, 2000

		(1)	(2)(3)(4)
	DTE	MCN	Pro Forma		Pro Forma
	(As Reported)	(As Reported)	Adjustment		Combined

	(millions, except per share amounts)

Operating Revenues	$5,597	$2,791	$—		$8,388

Operating Expenses

Fuel, purchased power and gas	2,233	2,022			4,255

Operation and maintenance	1,480	370	7	(k)	1,857

Depreciation, depletion and amortization	758	138	34	(c)	930

Taxes other than income	296	71	—		367

Property write-downs and restructuring charges	—	10	—		10

Gains and losses from sale of assets, net and sale of tax credits	—	(89)	—		(89)

Total Operating Expenses	4,767	2,522	41		7,330

Operating Income (Loss)	830	269	(41)		1,058
Interest Expense and Other

Interest Expense	336	123	96	(e)	555

Preferred stock dividends of subsidiary	—	28	—		28

Equity in earnings of joint ventures	—	(28)	—		(28)

Other — net	17	(18)	—		(1)

Total Interest Expense and Other	353	105	96		554

Income (Loss) Before Income Taxes	477	164	(137)		504

Income Taxes (Benefit)	9	55	(36	)(g)	28

Net Income (Loss)	$468	$109	$(101)		$476

Average Common Shares Outstanding

Basic	143	88			172

Diluted	143	89			172

Earnings (Loss) per Common Share

Basic	$3.27	$1.23			$2.76

Diluted	$3.27	$1.22			$2.76

See “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 65.

DTE Energy Company and MCN Energy Group Inc.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
December 31, 2000

		(1)	(2)(3)(4)
	DTE	MCN	Pro Forma		Pro Forma
	(As Reported)	(As Reported)	Adjustment		Combined

	(millions)

ASSETS
Current Assets

Cash and cash equivalents	$64	$63	$—		$127

Restricted cash	88	—	—		88

Accounts receivable, net	650	1,006	(6	)(f)	1,650

Accrued unbilled revenues	188	137	—		325
Inventories

Fuel	163	—	—		163

Gas	—	254	—		254

Materials and supplies	172	17	—		189

Assets from risk management activities	289	26	—		315

Other	38	125	—		163

	1,652	1,628	(6)		3,274
Investments

Nuclear decommissioning trust funds	398	—	—		398

Other	269	606	(205	)(a)	670

	667	606	(205)		1,068
Property

Property, plant and equipment	12,236	3,670	39	(b)	15,945

Property under capital leases	221	—	—		221

Nuclear fuel under capital lease	705	—	—		705

	13,162	3,670	39		16,871

Less accumulated depreciation, depletion and amortization	5,775	1,802	—		7,577

	7,387	1,868	39		9,294

Goodwill	—	—	1,360	(c)	1,360

Regulatory Assets	2,686	45	—		2,731

Other Assets	270	717	252	(d)	1,239

Total Assets	$12,662	$4,864	$1,440		$18,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities

Accounts payable	$404	$860	$—		$1,264

Dividends payable	73	—	—		73

Short-term borrowings	503	576	1,224	(e)	2,303

Current portion long-term debt	233	185	—		418

Current portion capital leases	41	—	—		41

Liabilities from risk management activities	280	108	—		388

Other	477	284	54	(f)(h)	815

	2,011	2,013	1,278		5,302
Other Liabilities

Deferred income taxes	1,801	30	(23	)(g)	1,808

Capital leases	145	—	—		145

Regulatory liabilities	185	138	—		323

Other	588	383	95	(h)	1,066

	2,719	551	72		3,342

Long-Term Debt	3,917	1,057	(6	)(i)	4,968

Preferred Stock of Subsidiaries	—	272	4	(i)	276
Shareholders’ Equity

Common stock	1,918	1	1,062	(j)	2,981

Additional paid-in capital	—	1,093	(1,093)		—

Accumulated other comprehensive loss	—	—	—		—

Retained earnings (deficit)	2,097	(123)	123		2,097

	4,015	971	92		5,078

Total Liabilities and Shareholders’ Equity	$12,662	$4,864	$1,440		$18,966

See “Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” on page 65.

NOTES TO UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      1.  Certain revenues, expenses, assets and liabilities of MCN have been reclassified to conform with DTE’s presentation.

      2.  Sales and purchases between DTE and MCN are not material and have not been eliminated in the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

      3.  DTE applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for its incentive compensation plans. MCN applies the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, for its incentive compensation plans. The impact of adjusting MCN’s recorded compensation expense under FASB No. 123 to the provisions of APB No. 25 is not material, and therefore, is not reflected in the pro forma adjustments.

      4.  The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on the following assumptions:

a.	Other Investments include adjustments to reflect the estimated fair value of MCN’s investment in various joint ventures.

b.	Property, plant and equipment include the net adjustment in estimated fair values of investments in synfuel projects, a computer system and an office building.

c.	Reflects the purchase price in excess of the amounts assigned to identifiable assets and liabilities of MCN. Pro forma income statement adjustment reflects the amortization of this amount using the straight-line method over 40 years and does not include the effect of any change in accounting for goodwill currently under consideration by the Financial Accounting Standards Board.

d.	Other Assets reflects an adjustment of $297 million for MCN’s pension assets to reflect the funded status of the plans at December 31, 2000, offset by a reclassification to property, plant and equipment of an investment in synfuel projects.

e.	Reflects the issuance of $1.224 billion in short-term debt of DTE upon completion of the merger. DTE anticipates replacing all of the short-term debt with proceeds from issuance of long-term debt within ninety days. Interest expense is assumed at 6.5% for the first ninety days and at 8.3% thereafter. This amount represents the purchase of 55% of the outstanding shares of MCN at $24.00 per share and $30 million of estimated direct costs of DTE related to the merger, including fees of financial advisors, legal counsel and independent auditors. A 1/8% variance in the assumed interest rate is approximately $1.5 million annually. The effective interest rate for the long-term debt includes the effect of hedges of forecasted interest payments on $900 million principal of such long-term debt.

f.	Pursuant to the terms of various change in control agreements with MCN’s executives and other key employees, and other incentive compensation plans in place, certain payments will be required to be made upon a change in control. MCN may incur charges to compensation expense resulting from the completion of the merger. The amount of payment may be up to $24 million. MCN has previously recorded $6 million as receivable from DTE as it relates to an agreement to reimburse certain charges MCN incurred in connection with change in control agreements should the merger not take place. Also included is $6 million of estimated direct costs of MCN related to the merger. As these charges are pre-acquisition, they are not included in the unaudited pro forma income statements.

g.	The estimated provision for income taxes related to the pro forma adjustments is based on an assumed statutory federal income tax rate of 35%. Amortization of goodwill has not been tax affected.

h.	Reflects an adjustment for MCN’s other post-retirement benefit obligations at December 31, 2000, the reversal of a deferred credit related to the synfuel projects and the estimated fair value of certain transportation contracts.

i.	Reflects estimated fair value due to changes in interest rates.

j.	Reflects the issuance of approximately 29,116,000 shares of DTE common stock in exchange for 45% of the outstanding shares of MCN common stock upon completion of the merger.

k.	Reflects the elimination of amortization of net gain and transition adjustments related to pension and other post-retirement benefits.

DESCRIPTION OF DTE CAPITAL STOCK

      The following description of material terms of the capital stock of DTE does not purport to be complete and is qualified in its entirety by reference to the DTE Amended and Restated Articles of Incorporation, as amended, which is incorporated herein by reference to the DTE articles of incorporation filed as an exhibit to the registration statement of which this document is a part.

Authorized Capital Stock

      The authorized capital stock of DTE currently consists of 400,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock, without par value. As of March 31, 2001, 142,649,172 shares of DTE common stock were issued, all of which were outstanding and none of which were held in treasury. As of the same date, zero shares were reserved for issuance.

      As of March 31, 2001, there were no shares of preferred stock issued and outstanding and 1,500,000 million shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights Agreement, dated September 23, 1997, between DTE and The Detroit Edison Company, as Rights Agent.

      Pursuant to the DTE articles of incorporation, the DTE board of directors may cause the authorized preferred stock to be issued, in one or more series, at such time as the board may determine. The board of directors may determine the number of shares constituting any such series of preferred stock and the voting, distribution, dividend, liquidation and all other rights and limitations of each series of preferred stock. These rights may be superior to those of the DTE common stock. To the extent any shares of DTE’s preferred stock have voting rights, no share of preferred stock may be entitled to more than one vote per share, except with respect to election of directors in which case cumulative voting may be available.

DTE Common Stock

      All outstanding shares of DTE common stock are validly issued, fully paid and non-assessable. Holders of DTE common stock are entitled to the following rights:

     Voting Rights

      Subject to any special voting rights which may vest in the holders of preferred stock, the holders of DTE common stock are entitled to vote as a class and are entitled to one vote per share for each share held of record on all matters voted on by shareholders, except with respect to the election of directors, in which case cumulative voting is available.

     Dividend Rights

      All holders of common stock are entitled to participate equally in respect of dividends as and when dividends are declared by the DTE board of directors out of funds legally available for their payment. As a Michigan corporation, DTE is subject to statutory limitations on the declaration and payment of dividends.

     Liquidation Rights

      In the event of a liquidation, dissolution or winding-up of DTE, holders of DTE common stock have the right to DTE’s net assets remaining after satisfaction in full of the prior rights of creditors, except to the extent of the aggregate liquidation preferences, if any, of any outstanding shares of DTE preferred stock.

     Conversion, Redemption and Preemption Rights

      The holders of DTE common stock have no conversion, redemption or preemption rights.

Transfer Agent

      The transfer agent and registrar for DTE common stock is The Detroit Edison Company, 2000 2nd Avenue, Detroit, Michigan 48226-1279.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

      DTE and MCN are incorporated under the laws of the State of Michigan and, accordingly, the rights of DTE shareholders and MCN shareholders are governed by the laws of the State of Michigan. As a result of the merger, MCN shareholders have the option to elect to become shareholders of DTE. Thus, following the merger, the rights of MCN shareholders who become DTE shareholders in the merger will be governed by the DTE articles of incorporation, the DTE bylaws and the laws of the State of Michigan. The DTE articles of incorporation and the DTE bylaws will be unaltered by the merger.

Comparison of Shareholders’ Rights

      Set forth on the following pages is a summary comparison of material differences between the rights of a DTE shareholder under the DTE articles of incorporation, DTE bylaws and Michigan law (left column) and the rights of an MCN shareholder under the MCN articles of incorporation, MCN bylaws and Michigan law (right column). The summary set forth below is not intended to provide a comprehensive summary of Michigan law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the DTE articles of incorporation and DTE bylaws, and the MCN articles of incorporation and MCN bylaws.

DTE	MCN

CAPITAL STOCK

Authorized Capital

400 million shares of common stock, without par value, 5 million shares of preferred stock, without par value. As of March 31, 2001, there were 142,649,172 shares of DTE common stock issued and outstanding and no shares reserved for issuance and no shares of preferred stock issued and outstanding.	250 million shares of common stock, par value $0.01 per share, 25 million shares of preferred stock, no par value. As of March 31, 2001, there were 90,185,793 shares of MCN common stock issued and outstanding and no shares reserved for issuance and no shares of preferred stock issued and outstanding.

BOARD OF DIRECTORS

Classification

Directors are divided into three classes. Each class serves a three-year term and the classes are as nearly equal in size as possible.

Number of Directors

Such number as is fixed by the board of directors from time to time but not less than 10 nor more than 18, subject to the board of director’s authority to change the minimum and maximum number of directors. DTE currently has 11 directors.	Under Michigan law, the number of directors is fixed by the bylaws, unless the articles of incorporation fix the number. MCN’s articles of incorporation state that the board of directors shall have no fewer than nine and no more than 12 directors. MCN currently has nine directors.

DTE	MCN

Removal

Under Michigan law, shareholders are permitted to remove a director with or without cause by a vote of the majority of shareholders entitled to vote at an election of directors, unless the articles of incorporation provide that directors may be removed only for cause or that a higher vote is required for removal without cause.
DTE’s articles of incorporation and bylaws do not contain any specific provisions regarding removal of directors.	MCN’s articles of incorporation provide that directors may be removed at any time (1) by vote of the holders of two-thirds of the shares entitled to vote at an election of directors, but only for cause; or (2) by vote of two-thirds of the other directors, with or without cause.

Vacancies and Newly Created Directorships

Filled by a majority vote of the directors then in office. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.	Filled by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director for a term of office continuing until the next election of directors by the shareholders. If the number of directors changes, any increase or decrease is apportioned among the classes of directors so as to maintain the number of directors in each class as nearly equal as possible, but a decrease in the number of directors does not shorten the term of any incumbent director. When the number of directors is increased by the board of directors, there is no classification of the additional directors until the next election of directors by shareholders.

Qualifications

Each director must be a holder of common stock of DTE at the time of initial election to the board of directors, or must become a holder within 30 days after such election. Any director who thereafter ceases to be such a holder shall thereupon cease to be a director. A person shall not be elected as a director after attaining the age of 70. Retired employees of DTE or its affiliates, except an employee who has retired from the position of Chief Executive Officer, may not be elected as directors.	No specific provision in the MCN articles of incorporation and MCN bylaws regarding qualifications of directors.

Committees

Under Michigan law, if the articles of incorporation or bylaws do not provide otherwise, the board may designate one or more committees, each committee consisting of one or more directors.
The DTE bylaws create an Executive Committee and permit the creation of other committees.	The MCN bylaws create an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Finance Committee.

DTE	MCN

Special Meetings of the Board

Special meetings of the board of directors may be called by the Chairman of the Board or the President, or in the event of their incapacity, by the Executive Committee.	Special meetings of the board of directors may be held at such times and places as the board of directors may determine or upon call by the Chairman of MCN.

SHAREHOLDERS Shareholder Action by Written Consent

Under Michigan law, shareholders may act by unanimous written consent.

Special Meetings of Shareholders

Under Michigan law, a court may order a special meeting of shareholders upon a showing of good cause if at least 10% of all shares entitled to vote at a meeting apply to the court for such an order.
The DTE bylaws provide that special meetings of shareholders may be held upon call of the board of directors, the Chairman of the Board, the President or the holders of record of three-quarters of the outstanding shares of the stock of the company, at such time as may be fixed by the board of directors, the Chairman of the Board, the President or such shareholders and stated in the notice of meeting.	The MCN bylaws provide that only the board of directors, pursuant to a resolution adopted by a majority of the board of directors, may call a special meeting of the shareholders, unless otherwise provided by law.

Voting

All questions other than election of directors are decided by a majority of the votes cast by the holders of shares entitled to vote thereon unless a greater vote is required by the articles of incorporation or Michigan law. Directors are elected by a plurality of the votes cast. On all matters other than the election of directors, every holder of common stock and every holder of preferred stock is entitled to one vote per share. In the election of directors, every holder of common stock and every holder of preferred stock entitled to vote for the election of directors whose preferred stock has been granted the rights to cumulative votes in the election of directors has cumulative voting rights.	Elections for the board of directors are decided by a plurality of the votes cast. All other questions are decided by a majority of the votes entitled to be cast by the holders of stock represented and entitled to vote at a meeting, except as otherwise required by law. On all matters, every holder of common stock and every holder of preferred stock is entitled to one vote per share.

DTE	MCN

Shareholder Proposals and Nominations of Directors

Shareholders may nominate directors or submit proposals at any annual meeting. In order to do so, a shareholder must (1) be a shareholder of the company of record at the time of the giving of the notice for such annual meeting; (2) be entitled to vote at such meeting; and (3) give notice of director nominations or proposals to the Corporate Secretary between 60 and 90 days prior to the date of the annual meeting. However, if the public announcement of the date of the annual meeting is not made at least 100 days prior to the date of the annual meeting, notice by the shareholder must be received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.	Shareholders may nominate directors or submit proposals at any annual meeting. In order to nominate directors, a shareholder must provide written notice at least 90 days, but not more than 120 days, prior to the anniversary date of the preceding year’s annual meeting. Shareholder proposals must be received by the Corporate Secretary not less than 60 days, and not more than 90 days, prior to the first anniversary of the preceding year’s annual meeting; however, if the date of the annual meeting is advanced by more than 30 days from the anniversary date, notice must be received not earlier than the 90th day prior to such date, and not later than the close of business on the later of the 60th day prior to the meeting and the 10th day following the date on which public announcement of the date of the meeting is first made.

Amendment of Articles of Incorporation

Unless otherwise provided, under Michigan law articles of incorporation may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment, and, in addition, if any class or series of shares is entitled to vote on the proposed amendment as a class, the affirmative vote of a majority of the outstanding shares of each such class.
The DTE articles of incorporation do not contain any specific provisions regarding amendment of the articles of incorporation.	The MCN articles of incorporation provide that amendment of those provisions relating to the classification of the board of directors, vacancies on the board of directors, changes in the number of directors, removal of directors, nominations to the board of directors, shareholder action by written consent, procedures for board approval of business combinations and amendment of the articles of incorporation requires the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of all of the then outstanding shares of MCN.

Amendment of Bylaws

The provisions of the bylaws providing for a classified board of directors may be amended or repealed only by the vote of the holders of a majority of shares of common stock. In all other cases, the bylaws may be amended, repealed or adopted by (1) a vote of the holders of a majority of shares at the time entitled to vote in the election of any directors; or (2) a vote of a majority of the directors then in office.	The bylaws provide that the board of directors has the power to make, amend and repeal the bylaws at any regular or special meeting of the board of directors by a majority vote. This provision does not limit the power of the shareholders to amend, alter or rescind any of the bylaws.

DTE	MCN

Dissenters’ Rights

Under Michigan Law, a shareholder is entitled to dissent from and obtain payment in cash for the fair value of his or her shares in the event of certain corporate actions, including, among others:
(a) Consummation of a plan of merger in which the corporation is a party, if shareholder approval is required for the merger and the shareholders are entitled to vote on the merger;
(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan; and
(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order.
However, the right to dissent is not available to holders of shares which, as of the applicable record date, are listed on a national securities exchange.

Other Constituencies

No specific provisions in the articles of incorporation or bylaws.	The articles of incorporation provide that the board of directors may not approve, adopt or recommend any proposal to enter into any merger unless the board of directors has evaluated the proposal, determined that it would be in compliance with all applicable laws and in the best interest of MCN and its shareholders and considered the effects of the transaction upon employees, customers, suppliers and the communities in which MCN’s offices are located.

RIGHTS AGREEMENTS

      The following is a description of the rights issued under each of the DTE rights agreement and the MCN rights agreement, as amended. The following description of the DTE rights and the DTE rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the text of the DTE rights agreement, which is incorporated herein by reference to the DTE rights agreement filed as an exhibit to the registration statement of which this document is a part. The following description of the MCN rights and the MCN rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the text of the MCN rights agreement, which is incorporated herein by reference to the MCN rights agreement filed as an exhibit to the registration statement of which this document is a part.

DTE

      The DTE rights agreement provides for the issuance of a right to the holder of each share of DTE common stock. Shares of DTE common stock issued to MCN shareholders in the merger will have rights attached to such shares. Under DTE’s rights agreement, each right entitles the holder of the DTE right to purchase from DTE one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, of DTE at a price of $90.00 per one one-hundredth of a preferred share, subject to adjustment as provided for in the DTE rights agreement. The rights, which are attached to and trade with the shares of DTE common stock until they are exercisable, may not be exercised until the close of business 10 calendar days, or such later time as the DTE board of directors may specify, after the earlier of:

•	The date of the first public announcement that a person, together with its affiliates and associates, has acquired beneficial ownership of 10% or more of the outstanding shares of DTE common stock; or

•	Any person commences a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such person of 10% or more of the outstanding shares of DTE common stock.

      DTE, its subsidiaries, employee benefit or stock ownership plans, and affiliates or associates of DTE are not persons whose ownership triggers the exercisability of the rights. The rights will expire on October 6, 2007, unless earlier redeemed, exchanged or amended by DTE.

MCN

      The MCN rights agreement provides for the issuance of a right to the holder of each share of MCN common stock. Under MCN’s rights agreement, each right entitles the holder to purchase from MCN one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value, of MCN at a price of $300 per one one-hundredth of a preferred share, subject to adjustment as provided for in the MCN rights agreement. The rights, which are attached to and trade with the shares of MCN common stock until they are exercisable, may not be exercised until the earlier to occur of:

•	10 days after the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of MCN common stock; or

•	Unless the MCN board of directors specifies a later date, 10 business days after any person commences, or makes an announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such person’s beneficial ownership of 20% or more of the outstanding shares of MCN common stock.

      The MCN rights agreement further provides that if MCN is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, then each holder of a right is entitled to receive, upon exercise, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of one one-hundredth of a preferred share.

      On October 4, 1999, MCN amended the MCN rights agreement to provide that:

(1)	DTE will not be treated as an Acquiring Person, as defined in the MCN rights agreement;

(2)	As a result of entering into the merger agreement or consummating the merger or other transactions contemplated by the merger agreement (a) no Distribution Date, as defined in the MCN rights agreement, will occur and (b) the rights will not separate from the shares of MCN common stock; and

(3)	The rights will expire at or prior to the earliest of (a) the close of business on July 23, 2007 or (b) immediately prior to the consummation of the merger in accordance with the merger agreement.

EXPERTS

      The financial statements and the related financial statement schedule of MCN Energy Group Inc. incorporated in this proxy statement/prospectus by reference from the MCN Energy Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements and the related financial statement schedule of DTE Energy Company incorporated in this proxy statement/prospectus by reference from the DTE Energy Company’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

      If the merger has not been completed, MCN will hold a 2001 annual meeting of its shareholders. Under Michigan Law, we must designate the date for such meeting by December 27, 2001. If such a meeting is held, shareholder proposals intended to be presented at that meeting pursuant to Rule 14a-8 must be received by the Secretary of MCN a reasonable time prior to the time MCN begins to print and mail proxy materials for such meeting in order to be included in the proxy materials sent by management of MCN for the 2001 annual meeting. Shareholder proposals intended to be presented at the annual meeting of MCN shareholders that are not intended to be included in management’s proxy materials pursuant to Rule 14a-8 must be received by the Secretary of MCN not less than 60 days and not more than 90 days prior to such meeting in order to be considered at the annual meeting.

VALIDITY OF SHARES

      The validity of the DTE common stock to be issued to MCN shareholders pursuant to the merger was passed upon for DTE by Christopher C. Nern, Esq., former general counsel at DTE. As of the date of this document, Mr. Nern owned less than 0.1% of the shares (including options representing certain rights to purchase shares) of DTE common stock.

WHERE YOU CAN FIND MORE INFORMATION

      DTE has filed with the SEC a Registration Statement under the Securities Act of 1933 that registers the distribution to the MCN shareholders of the DTE common stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about DTE and its common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

      In addition, DTE and MCN file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet Worldwide Web site that contains reports, proxy statements and other information about issuers, such as DTE and MCN, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about DTE and MCN at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and, in the case of DTE, the offices of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

      The SEC allows DTE and MCN to “incorporate by reference” information into this document, which means that DTE and MCN can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that DTE and MCN have previously filed with the SEC. These documents contain important information about DTE and MCN and their respective finances.

DTE SEC Filings (File No. 1-11607)	Period or Description

Annual Report on Form 10-K, filed March 1, 2001	Year ended December 31, 2000
Annual Proxy Statement on Schedule 14A, filed on March 26, 2001	For DTE’s 2001 annual meeting of shareholders to be held on April 25, 2001
Registration Statement on Form 8-B, filed on January 2, 1996	Description of DTE common shares
Registration Statement on Form 8-A, filed on September 23, 1997	Description of the DTE preferred share purchase rights
Current Report on Form 8-K	Filed March 8, 2001

MCN SEC Filings (File No. 1-10070)	Period or Description

Annual Report on Form 10-K, filed March 15, 2001	Year ended December 31, 2000
Annual Proxy Statement on Schedule 14A	Filed August 7, 2000
Registration Statement on Form 8-A/A, filed on October 6, 1999	Description of the MCN preferred share purchase rights
Current Reports on Form 8-K	Filed April 3, 2001, March 30, 2001, March 22, 2001, March 1, 2001, February 16, 2001, February 14, 2001 and February 13, 2001

      DTE and MCN are also incorporating by reference additional documents that they may file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the MCN special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      DTE has supplied all information contained or incorporated by reference in this document relating to DTE, and MCN has supplied all such information relating to MCN.

Appendix A

CONFORMED COPY

AGREEMENT AND PLAN OF MERGER
Among
DTE ENERGY COMPANY
MCN ENERGY GROUP INC.
and
DTE ENTERPRISES, INC.

Dated as of October 4, 1999

As amended as of November 12, 1999
As further amended as of February 28, 2001

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 4, 1999 and as amended as of November 12, 1999 and as further amended as of February 28, 2001 (the “Second Amendment Date”), among DTE Energy Company, a Michigan corporation (“Parent”), MCN Energy Group Inc., a Michigan corporation (the “Company”), and DTE Enterprises, Inc., a Michigan corporation and wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

      WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of the Company with and into Merger Sub (the “Merger”) and approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”);

      WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

      1.1.  The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article III. The Merger shall have the effects specified in the Michigan Business Corporation Act, as amended (the “MBCA”).

      1.2.  Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York at 9:00 A.M. on the fifth business day after the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

      1.3.  Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Michigan Certificate of Merger”) to be executed and filed with the Department of Commerce of the State of Michigan as provided in Section 450.1707 of the MBCA. The Merger shall become effective at the time when the Michigan Certificate of Merger has been duly endorsed by the Department of Commerce of the State of Michigan (the “Effective Time”).

ARTICLE II

Articles of Incorporation and By-Laws

of the Surviving Corporation

      2.1.  The Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (the “Articles”), until duly amended as provided therein or by applicable law.

      2.2.  The By-Laws. The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable law.

ARTICLE III

Officers and Directors

of the Surviving Corporation

      3.1.  Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.

      3.2.  Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Election Procedures

      4.1.  Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

      (a)  Merger Consideration. Subject to the allocation and election procedures in Section 4.2 and subject to Section 4.5, each share of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated right to purchase Series A Junior Participating Preferred Stock (each a “Right” and together with the Common Stock, a “Share” and, collectively, the “Shares”) issued pursuant to the Rights Agreement, dated as of December 20, 1989, as amended by an amendment dated as of July 23, 1997, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, (the “Rights Agreement”), issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Shares that are owned by the Company or any direct or indirect Subsidiary of the Company and in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive either (i) $24.00 in cash (the “Cash Consideration”) or (ii) .715 shares of common stock, without par value, of Parent (the “Parent Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). All references in this agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights (“Parent Rights”) to purchase Series A Junior Participating Preferred Stock of Parent pursuant to the Parent Rights Agreement (as defined in Section 5.1(b)(ii)), except where the context otherwise requires. At the Effective Time, all Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each certificate (a “Certificate”) representing any of such Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 4.2(f) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any dividends or other distributions pursuant to Section 4.2(d).

      (b)  Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

      (c)  Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of common stock of the Surviving Corporation.

      4.2.  Allocation of Merger Consideration; Election Procedures; Exchange Procedures.

      (a)  Allocation. Subject to Section 4.5, notwithstanding anything in this Agreement to the contrary, the number of Shares (the “Cash Election Number”) to be converted into the right to receive Cash Consideration in the Merger shall be equal to 55 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger (not including any Excluded Shares). Subject to Section 4.5, the number of Shares to be converted into the right to receive Stock Consideration in the Merger (the “Stock Election Number”) shall be equal to the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger (not including any Excluded Shares) less the Cash Election Number.

      (b)  Election Procedures.

      (i)  As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company’s prior approval, which shall not be unreasonably withheld (the “Exchange Agent”), for the benefit of the holders of Shares, (A) certificates representing the shares of Parent Common Stock, (B) cash and (C) any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Sections 4.1 and 4.2(d) in exchange for outstanding Shares upon due surrender of the Certificates pursuant to the provisions of this Article IV (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”).

      (ii)  Subject to allocation and proration in accordance with the provisions of this Section 4.2 and Section 4.5, if appropriate, each record holder of Shares (other than Excluded Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled (A) to elect to receive in respect of each such Share (x) Cash Consideration (a “Cash Election”) or (y) Stock Consideration (a “Stock Election”) or (B) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for such Shares (a “Non-Election”). Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2 and Section 4.3 (collectively, “Non-Election Shares”)) shall be deemed by Parent, in its sole and absolute discretion, subject to Section 4.2(a), to be, in whole or in part, Shares in respect of which Cash Elections or Stock Elections have been made.

      (iii)  Elections pursuant to Section 4.2(b)(ii) shall be made on a form with such other provisions to be reasonably agreed upon by the Company and Parent (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Shares (other than holders of Excluded Shares), together with appropriate transmittal materials, at a time approximately one month prior to the anticipated Closing Date (as defined in Section 1.2) or on such other date as the Company and Parent shall mutually agree. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 9:00 a.m., on the Closing Date (which date shall be publicly announced by Parent as soon as practicable but in no event less than five trading days prior to the Closing Date) or such other date as the Company and Parent shall mutually agree (the “Election Deadline”) and (y) accompanied by the Certificate(s) representing the Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a commercial bank or trust company in the United States or a member of a registered national security exchange or of the National Association of Securities Dealers, Inc., provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery). A holder of record of Shares who holds such shares as nominee, trustee or in another representative capacity (a “Holder Representative”) may submit multiple Forms of

Election, provided that such Holder Representative certifies that each such Form of Election delivered to the Exchange Agent covers all the Shares held by such Holder Representative on behalf of a particular beneficial owner. The Company shall use its best efforts to make a Form of Election available to all Persons (as defined below) who become holders of record of Shares (other than Excluded Shares) between the date of mailing described in the first sentence of this Section 4.2(b)(iii) and the Election Deadline. Parent shall determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature organized or existing under the laws of any jurisdiction.

      (iv)  An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s). Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with paragraph (b)(ii), such Shares shall be Non-Election Shares. In the event that this Agreement is terminated pursuant to the provisions hereof, any Shares that have been transmitted to the Exchange Agent pursuant to the provisions hereof shall promptly be returned without charge to the Person submitting the same.

      (v)  If the aggregate number of Shares covered by Cash Elections (the “Cash Election Shares”) exceeds the Cash Election Number, all Non-Election Shares shall be deemed to be Shares in respect of which Stock Elections have been made and (x) each Cash Election Share shall be converted into (i) the right to receive an amount in cash, without interest, equal to the product of (A) the Cash Consideration and (B) a fraction (the “Cash Fraction”), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of Parent Common Stock equal to the product of (A) the Exchange Ratio and (B) a fraction equal to one minus the Cash Fraction and (y) each Stock Election Share (including those deemed to be Stock Election Shares (as defined below) pursuant to this Section 4.2(b)(v)) shall be converted into the right to receive the Stock Consideration.

      (vi)  If the aggregate number of Shares covered by Stock Elections (the “Stock Election Shares”) exceeds the Stock Election Number, all Non-Election Shares shall be deemed to be Shares in respect of which Cash Elections have been made and (x) each Stock Election Share shall be converted into (i) the right to receive a number of shares of Parent Common Stock, equal to the product of (A) the Exchange Ratio and (B) a fraction (the “Stock Fraction”), the numerator of which shall be the Stock Election Number and the denominator of which shall be the total number of Stock Election Shares, and (ii) an amount in cash, without interest, equal to the product of (A) the Cash Consideration and (B) a fraction equal to one minus the Stock Fraction and (y) each Cash Election Share (including those deemed to be Cash Election Shares) shall be converted into the right to receive the Cash Consideration.

      (vii)  In the event that neither clause (v) nor clause (vi) of this Section 4.2(b) is applicable, a number of Non-Election Shares shall be deemed Stock Election Shares such that the total Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares shall be deemed Cash Election Shares and (x) all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and (y) all Stock Election Shares and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

      (viii)  Each record holder of Shares immediately prior to the Effective Time shall be entitled to elect to receive the Stock Consideration for part of such holder’s Shares and the Cash Consideration for the remaining part of such holder’s Shares (a “Mixed Election” and, collectively with a Stock Election and a Cash Election, an “Election”). Mixed Elections shall be made on a Form of Election. With respect to each holder of Shares who makes a Mixed Election, the Shares such holder elects to be converted into the right to receive Cash Consideration shall be treated as Cash Election Shares for purposes of this Section 4.2 and Section 4.5, and the Shares such holder elects to be converted into the right to receive shares of Parent Common Stock shall be treated as Stock Election Shares for purposes of this Section 4.2 and Section 4.5.

      (ix)  The Exchange Agent, in consultation with Parent and the Company, shall make all computations to give effect to this Section 4.2.

      (c)  Exchange and Payment Procedures. As soon as practicable after the Election Deadline, Parent shall cause the Exchange Agent to mail to each record holder of Shares who did not submit a Form of Election or who did not submit a Certificate or Certificates to the Exchange Agent with such holder’s properly submitted Form of Election: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates and receiving the Merger Consideration to which such holder shall be entitled therefor pursuant to this Article IV. Upon surrender of a Certificate (or affidavits of loss in lieu thereof) to the Exchange Agent for cancellation, together with a duly executed letter of transmittal or Form of Election, as the case may be, and such other documents as the Exchange Agent may require, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of shares of Parent Common Stock into which the Shares previously represented by such Certificate are converted in accordance with this Article IV, (ii) the cash to which such holder is entitled in accordance with this Article IV, (iii) cash in lieu of fractional shares, if any, which such holder has the right to receive pursuant to Section 4.2(f) and (iv) any dividends or other distributions pursuant to Section 4.2(d). In the event the Merger Consideration and cash in lieu of fractional shares, if any, which such holder has the right to receive pursuant to Section 4.2(f), and any dividend or other distributions pursuant to Section 4.2(d), is to be delivered to any person who is not the person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration, and cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 4.2(f), and any dividends or other distributions pursuant to Section 4.2(d) may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid or are not payable.

      (d)  Distributions with Respect to Unexchanged Shares; Voting. All Shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

      (e)  Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

      (f)  Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued to holders of Shares and in lieu of any such fractional shares, each holder of Shares who would otherwise have been entitled to receive a fractional share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article IV will be paid an amount in cash (without interest) equal to such holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock issued to the Exchange Agent on behalf of such holders pursuant to this Article IV. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Shares (such excess being herein called the “Excess Parent Common Shares”). The Exchange Agent, as agent for the former holders of Shares, shall sell the Excess Parent Common Shares at the prevailing prices on the New York Stock Exchange, Inc. (the “NYSE”). The sales of the Excess Parent Common Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, if any, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Parent Common Shares. Until the net proceeds of such sale have been distributed to the former holders of Shares, the Exchange Agent will hold such proceeds in trust for such former holders.

      (g)  Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be returned to Parent. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of the Cash Consideration, their shares of Parent Common Stock and any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (h)  Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate and subject to compliance with the terms of Section 4.2, shares of Parent Common Stock and any cash payable and any unpaid dividends or other distributions in respect thereof pursuant to Section 4.1 and Section 4.2(d) upon due surrender of, and deliverable in respect of, the Shares represented by such Certificate pursuant to this Agreement.

      (i)  Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” (as determined pursuant to Section 6.7) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 6.7 hereof.

      4.3.  Dissenters’ Rights. In accordance with Section 450.1762 of the MBCA, no dissenters’ rights shall be available to holders of Shares in connection with the Merger.

      4.4.  Adjustments to Prevent Dilution. (a)  In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

      (b)  In the event Parent (i) changes or establishes a record date for changing the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, stock combination, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Parent Common Stock or (ii) pays or makes an extraordinary dividend or distribution in respect of Parent Common Stock (other than a distribution referred to in clause (i) of this sentence) and, in either case, the record date therefor shall be prior to the Effective Time, the Stock Consideration shall be proportionately adjusted. Regular quarterly cash dividends and increases thereon shall not be considered extraordinary for purposes of the preceding sentence. If, between the date hereof and the

Effective Time, Parent shall merge or consolidate with or into any other corporation (a “Business Combination”) and the terms thereof shall provide that Parent Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made so that shareholders of the Company who would be entitled to receive shares of Parent Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Parent Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Parent Common Stock and, if necessary or advisable, the parties hereto shall agree on an appropriate restructuring of the transactions contemplated herein.

      4.5.  Tax Opinion Adjustment. In the event that either the condition set forth in Section 7.2(d) or the condition set forth in Section 7.3(c) is not satisfied but would be capable of being satisfied if the number of Shares being converted into Parent Common Stock were increased, and all other conditions set forth in Article VII have been satisfied (or, with respect to conditions to be satisfied at the Effective Time, will in fact be satisfied), then the number of Shares being converted into Parent Common Stock shall be increased (and the number of Shares converted into cash shall be decreased) to the extent necessary to permit the satisfaction of the conditions set forth in each of Sections 7.2(d) and 7.3(c), provided, that, each additional Share that is converted into the right to receive shares of Parent Common Stock solely as a result of the operation of this Section 4.5, to the extent that the conversion is necessary so that the value of the Parent Common Stock paid as consideration for Shares is not less than 41% of the value of the total consideration for Shares, shall be converted into the right to receive a number of shares of Parent Common Stock having a value of $24.00 (it being understood that value, in each case, shall be calculated consistent with the methods used in connection with the provision of the tax opinions contemplated by Section 7.2(d) and 7.3(c)). For purposes of Section 4.2(b), such additional Shares shall continue to be treated as part of the Cash Election Number and the shares of Parent Common Stock issued in respect thereof shall be treated as Cash Consideration. If required by law or the rules of the NYSE, Parent will use its best reasonable efforts to obtain the requisite approval of its shareholders for the issuance of a number of shares of Parent Common Stock sufficient to take into account the revised number of shares of Parent Common Stock. On the Closing Date, Parent and the Company each shall obtain from its respective counsel a determination whether the conditions set forth in Section 7.2(d) or 7.3(c), as the case may be, can be satisfied without making any adjustment set forth in this Section 4.5 and, if such condition cannot be satisfied without such an adjustment, a determination as to the minimum percentage of the Merger Consideration that the Stock Consideration must constitute in order for such counsel to render such opinion. Parent and the Company shall jointly inform the Exchange Agent whether any adjustment pursuant to this Section 4.5 is required; and, if so, the extent of any such adjustment.

      4.6.  Uncertificated Shares of Parent Common Stock. The Company agrees that if Parent establishes procedures for book-entry transfer of shares of Parent Common Stock (or other similar system for uncertificated shares of Parent Common Stock) prior to the Effective Time, issuance of Parent Common Stock pursuant to this Agreement may be made pursuant to such book-entry or similar procedures.

ARTICLE V

Representations and Warranties

      5.1.  Representations and Warranties of the Company, Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter, dated October 4, 1999, delivered by the Company to Parent or by Parent to the Company (each, a “Disclosure Letter”, and the “Company Disclosure Letter” and the “Parent Disclosure Letter”, respectively), as the case may be, the Company (except for subparagraphs (b)(ii), (b)(iii), (c)(ii), (q)(ii) and (v)(ii) below and references in paragraphs (a), (e) and (l) below to documents made available by Parent to the Company) hereby represents and warrants to Parent and Merger Sub, and Parent (except for subparagraphs (b)(i), (c)(i), (j), (p), (q)(i), (s), (t), (v)(i) and (w) below and references in paragraphs (a), (e) and (l) below to documents made available by the Company to Parent), on behalf of itself and Merger Sub, hereby represents and warrants to the Company, that:

      (a)  Organization, Good Standing and Qualification. Each of it and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have given power or authority when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect (as defined below). It has made available to Parent, in the case of the Company, and to the Company, in the case of Parent, a complete and correct copy of its Subsidiaries’ articles of incorporation and by-laws or comparable governing documents for non-corporate entities (“Organizational Documents”), each as amended to date. Such Organizational Documents as so made available are in full force and effect. Section 5.1(a) of the Disclosure Letters contains a correct and complete list of each jurisdiction where the Company, in the case of the Company Disclosure Letter, and Parent, in the case of the Parent Disclosure Letter, and in each case, each of its Subsidiaries is organized.

      As used in this Agreement, the term (i) “Subsidiary” means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries and (ii) “Material Adverse Effect” means, with respect to the Company or Parent, as the case may be, a material adverse effect on the condition (financial or otherwise), properties, business, operations, results of operations or prospects of the Company or Parent, as the case may be, and its respective Subsidiaries taken as a whole (other than any change or effect arising out of (i) any transaction taken to comply with Section 6.17(c), (ii) the Company’s recognition of a write-down of its gas and oil properties under the full cost method of accounting as prescribed by Rule 4-10 of Regulation S-X under the Securities Act and Exchange Act, (iii) general economic conditions or (iv) conditions generally affecting the electric or gas utility industries).

      (b)  Capital Structure. (i)  The authorized capital stock of the Company consists of 250,000,000 Shares (which are entitled to vote as a class), of which 85,655,381 Shares were outstanding as of the close of business on the date hereof, and 25,000,000 shares of preferred stock, without par value (the “Preferred Shares”), none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than up to 4,560,345 shares subject to issuance related to the 2,645,000 outstanding Preferred Redeemable Increased Dividend Equity Securities (the “Feline Prides”) and 250,000 shares of Series A Junior Participating Preferred Stock subject to issuance pursuant to the Rights Agreement, none of which were outstanding as of the close of business on the date hereof, the Company has no Shares or Preferred Shares subject to issuance, except that, as of the date hereof, there were 2,515,914 Shares subject to issuance pursuant to the Company’s Stock Incentive Plan, Long Term Incentive Performance Share Plan, Mandatory Deferred Compensation Plan and Non-employee Directors Compensation Plan (the “Stock Plans”). Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each outstanding option to purchase Shares under the Stock Plans (each a “Company Option”), date of grant, exercise price, expiration date and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth in this Section 5.1(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. After the Effective Time, the Feline Prides will be convertible only into, with respect to each Purchase Contract (as defined in the Purchase Contract Agreement dated March 25, 1997, between the Company and First National Bank of Chicago (the “Purchase Contract Agreement”)), for each Share issuable on account of such Purchase Contract the right to receive on the Purchase Contract Settlement Date (as defined in the Purchase Contract Agreement) the Merger Consideration and cash in lieu of fractional shares, if any, pursuant to Section 4.2(f) into which a Share would be converted pursuant to Section 4.2 if such Share were a Non-Election Share, assuming for purposes of such conversion that the Purchase Contract Settlement Date had occurred immediately prior to the Effective Time. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter (“Voting Debt”). Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Person in which the Company owns, directly or indirectly, any voting interest that may require a filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

      (ii)  The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock (which are entitled to vote as a class), of which 145,045,159 shares were outstanding as of the close of business on September 30, 1999, 5,000,000 shares of preferred stock, without par value (the “Parent Preferred Shares”), none of which were outstanding as of the date hereof. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than 1,500,000 shares of Series A Junior Participating Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of September 23, 1997, between Parent and The Detroit Edison Company, as Rights Agent (the “Parent Rights Agreement”), none of which were outstanding as of the date hereof, Parent has no shares of Parent Common Stock or Parent Preferred Shares subject to issuance, except that, as of September 30, 1999, there were 997,575 shares of Parent Common Stock subject to issuance pursuant to Parent’s Long-Term Incentive Plan (the “Parent Stock Plan”). Section 5.1(b) of the Parent Disclosure Letter contains a correct and complete list of each outstanding option to purchase shares of Parent Common Stock under the Parent Stock Plan, including the date of grant, exercise price, expiration date and number of shares of Parent Common Stock subject thereto. Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of it or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter (“Parent Voting Debt”). As of the date hereof, Parent has not granted registration rights to any person or entity which rights are currently exercisable or will become exercisable between the date hereof and the Effective Time.

      (iii)  The authorized capital stock of Merger Sub consists of 60,000 shares of common stock (entitled to vote as a class), 1,000 of which are validly issued, fully paid, nonassessable and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated in this Agreement and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

      (c)  Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform (in the case of consummation of the Merger, subject to obtaining requisite shareholder approval) its obligations under this Agreement and to consummate, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”), the Merger. Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The board of directors of the Company (A) has unanimously adopted this Agreement and (B) received, on October 4, 1999, and has received, as of the Second Amendment Date, the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), to the effect that the consideration to be received by the holders of the Shares in the Merger is fair to such holders from a financial point of view, a copy of which opinions have been delivered to Parent.

      (ii)  Each of the Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform (in the case of consummation of the Merger, subject to obtaining requisite shareholder approval) its obligations under this Agreement and to consummate, subject only to any shareholder approval necessary to permit the issuance of the shares of Parent Common Stock required to be issued pursuant to Article IV (the “Parent Requisite Vote”), the Merger. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms. The Boards of Directors of Parent and Merger Sub (A) have adopted this Agreement and (B) received, on October 4, 1999, and has received as of the Second Amendment Date, the opinion of Parent’s financial advisor, Warburg Dillon Read LLC, to the effect that the consideration to be paid by Parent to the holders of Shares in the Merger is fair to Parent from a financial point of view. Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article IV. The Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no shareholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The Parent Common Stock, when issued, will be registered under the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”) and registered or exempt from registration under any applicable state securities or “blue sky” laws.

      (d)  Governmental Filings; No Violations. (i) Other than the reports, filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE or the Chicago Stock Exchange, (D) to comply with state securities or “blue sky” laws, (E) with, to or of the Federal Energy Regulatory Commission (the “FERC”) pursuant to the Federal Power Act, as amended (the “Power Act”), if required, (F) under the Public Utility Holding Company Act of 1935, as amended (the “1935 Act”), (G) with, to or of federal or state regulatory bodies pursuant to Environmental Laws (as defined in Section 5.1(k)) and (H) identified in Section 5.1(d) of the respective Disclosure Letter, no notices, reports or other filings are required to be made by it or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by it and the consummation by it of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of it to consummate the transactions contemplated by this Agreement.

      (ii)  The execution, delivery and performance of this Agreement by it do not, and the consummation by it of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws or the Organizational Documents of any of its Subsidiaries, (B) a breach or violation of, a default under, or the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of it or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) binding upon it or any of its Subsidiaries or any Law (as defined in Section 5.1(i)) or governmental or non-governmental permit or license to which it or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of it to consummate the transactions contemplated by this Agreement. Section 5.1(d) of the Company Disclosure Letter, with respect to the Company, and the Parent Disclosure Letter, with respect to Parent, sets forth a correct and complete list of material Contracts of the Company, in the case of the Company Disclosure Letter, and of Parent, in the case of the Parent Disclosure Letter, and any of its respective Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

      (e)  Reports; Financial Statements. All material filings required to be made by it and its Subsidiaries since December 31, 1995 under the Securities Act, the Exchange Act, the 1935 Act, the Power Act and state law applicable to public utilities, and under regulations applicable to public utilities in the United States, have been made in accordance with the requirements of the relevant Governmental Entities, except for such failures to make filings that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, and it has complied as of their respective dates, in all material respects with all applicable requirements of appropriate statutes and rules and regulations. It has delivered to the other party each registration statement, report, proxy statement or information statement prepared by it since December 31, 1998 (the “Audit Date”), including (i) its Annual Report on Form 10-K for the year ended December 31, 1998, and (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, and June 30, 1999, each in the form (including exhibits, annexes and any amendments thereto) filed with the Securities and Exchange Commission (the “SEC”) (collectively, including any such reports filed subsequent to the date hereof and as amended, the “Reports”). As of their respective dates, (or, if amended, as of the date of such amendment) the Reports did not, and any Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Reports (including the related notes and schedules) presents fairly, or will present fairly, in all material respects, the consolidated financial position of it and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Reports (including any related notes and schedules) presents fairly, or will present fairly, the results of operations, cash flows and changes in shareholders’ equity, as the case may be, of it and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) consistently applied during the periods involved, except as may be noted therein.

      (f)  Absence of Certain Changes. Except as disclosed in its Reports filed prior to the date hereof, since the Audit Date it and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the condition (financial or otherwise), properties, business, operations, results of operations or prospects of it and its Subsidiaries or any development or combination of developments of which its officers have actual knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend, or other distribution in cash, stock or property in respect of its capital stock, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; (iii) any split in its capital stock, combination, subdivision or reclassification of any of its capital stock or issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as expressly contemplated hereby; or (iv) any change by it in accounting principles, or material change in its accounting practices or methods. Since the Audit Date, except as provided for herein or as disclosed in the Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by it or any of its Subsidiaries to officers or key employees or any amendment of any of the Compensation and Benefit Plans (as defined in Section 5.1(h)(i)) other than increases or amendments in the ordinary and usual course.

      (g)  Litigation and Liabilities. Except as disclosed in the Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of its officers, threatened against it or any of its Affiliates (as defined below), (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any facts or circumstances of which its officers have actual knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, it or any of its Affiliates or (iii) developments since the date of such Reports with respect to such disclosed actions, suits, claims, hearings, investigations or proceedings, except, in each case, for those that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of it to consummate the transactions contemplated by this Agreement. As used herein, the term “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

      (h)  Employee Benefits.

      (i)  A copy (or, if not in writing, a summary) of each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health or other plan, agreement, policy or arrangement that covers employees, directors, former employees or former directors of it and its Subsidiaries (the “Compensation and Benefit Plans”) (other than immaterial policies and arrangements not related to severance) and any trust agreement or insurance contract forming a part of such Compensation and Benefit Plans has been provided or made available to the other party prior to the date hereof. The Compensation and Benefit Plans are listed in Section 5.1(h) of its Disclosure Letter and those containing any “change of control” or similar provisions are specifically identified in Section 5.1(h) of its Disclosure Letter.

      (ii)  All Compensation and Benefit Plans are in substantial compliance with all applicable law, including the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), nor are there any existing circumstances likely to result in revocation of any such favorable determination letter. No actions, suits, or claims (other than routine claims for benefits) have been filed or, to the actual knowledge of its officers, are contemplated or threatened against any Compensation and Benefits Plan or against the assets of any Compensation and Benefits Plan; and, to the actual knowledge of its officers, there is no basis for such action, suit or claim. Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA that has not previously been satisfied.

      (iii)  No liability under Subtitle D or D of Title IV of ERISA has been or is expected to be incurred by it or any Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). It and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E to Title IV of ERISA regardless of whether based on contributions of an ERISA Affiliate. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

      (iv)  All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither it nor its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

      (v)  Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

      (vi)  Neither it nor its Subsidiaries have any obligations for retiree health and life benefits under any Compensation and Benefit Plan, except as set forth in the SEC filings or Section 5.1(h) of the Company Disclosure Letter; the terms of each such plan provide that such retiree health and life benefits may be amended or terminated at any time, except to the extent limited by any collective bargaining agreement.

      (vii)  The consummation of the Merger and the other transactions contemplated by this Agreement will not (x) entitle any employees of it or its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment prior to or after the date hereof, (y) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans, or (z) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans.

      (viii)  The Company has amended the terms of any and all Compensation and Benefit Plans, as applicable, to eliminate the automatic funding of accrued benefits under such plans via the Rabbi Trust established effective January 3, 1991, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

      (ix)  No Compensation and Benefit Plan is maintained outside the United States.

      (i)  Compliance with Laws; Permits. Except as set forth in the Reports filed prior to the date hereof, the businesses of each of it and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of it to consummate the transactions contemplated by this Agreement. Except as set forth in the Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to it or any of its Subsidiaries is pending or, to the actual knowledge of its officers, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair its ability to consummate the transactions contemplated by this Agreement. Each of it and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted, except those the absence of which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair its ability to consummate the Merger and the other transactions contemplated by this Agreement.

      (j)  Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or by-laws is, or at the Effective Time will be, applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

      (k)  Environmental Matters. Except as disclosed in the Reports prior to the date hereof and except as has not had and is not reasonably likely to have a Material Adverse Effect: (i) each of it and its Subsidiaries is in compliance with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently owned or operated by it or any of its Subsidiaries is contaminated with any Hazardous Substance which could reasonably be expected to result in liability relating to or require remediation under any Environmental Law; (iii) no property formerly owned or operated by it or any of its Subsidiaries has been contaminated with any Hazardous Substance during or prior to such period of ownership or operation which could reasonably be expected to result in liability relating to or require remediation under any Environmental Law; (iv) neither it nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance which could reasonably be expected to result in liability relating to or require remediation under any Environmental Law; (vi) neither it nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither it nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) there are no other circumstances or conditions involving it or any of its Subsidiaries or the transactions contemplated in this Agreement that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) the Company has delivered to Parent, and Parent has made available to the Company, copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to it or its Subsidiaries or their respective current and former properties or operations.

      As used herein, the term “Environmental Law” means any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

      As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum or coal product or by-product, any waste, ash or sludge, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Government Entity in connection with any Environmental Law.

      (l)  Taxes. Except for failures and inaccuracies that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, each of it and its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) has paid all Taxes (as defined below) that are shown as due on such filed Tax Returns or that it or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Except as set forth in the Company Disclosure Letter, (i) neither it nor any of its Subsidiaries is a party to any Tax allocation, indemnity or sharing agreement (other than such an agreement between it and any of its Subsidiaries) and (ii) neither it nor any of its Subsidiaries has any liability for Taxes as a result of its or any of its Subsidiaries inclusion in any group’s consolidated or combined Tax returns other than a group of which it is a common parent, except, in the case of clause (ii), as is not reasonably likely to have a Material Adverse Effect. As of the date hereof, there are not pending or, to the actual knowledge of its officers threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that, individually or in the aggregate are reasonably likely to have a Material Adverse Effect. There are not, to the actual knowledge of its officers, any unresolved questions or claims concerning its or any of its Subsidiaries’ Tax liability that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect. Neither it nor any of its Subsidiaries has any liability with respect to Taxes in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Reports filed on or prior to the date hereof, except as is not, individually or in the aggregate reasonably likely to have a Material Adverse Effect.

      As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes”, and “Taxable”) includes all federal, state, local and foreign income, profits, alternative minimum tax, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, add-on, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

      (m)  Labor Matters. Except as set forth in Section 5.1(m) of its Disclosure Letter, neither it nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of any material proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the actual knowledge of its officers, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving it or any of its Subsidiaries. Each party has previously made available to the other correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which it or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Labor Agreements”). The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Labor Agreements.

      (n)  Intellectual Property.

      (i)  It or its Subsidiaries own (free and clear of any and all liens, claims or encumbrances), or is licensed or otherwise possesses sufficient legally enforceable rights to use, all patents, trademarks, trade names, service marks, brand marks, brand names, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, databases, industrial designs and tangible or intangible proprietary information or materials that are currently used (or, with respect to trademarks, trade names, brand marks, brand names and service marks, have been used within the last five years) in its and its Subsidiaries’ businesses (collectively, “Intellectual Property Rights”), except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

      (ii)  Except as disclosed in the Reports filed prior to the date hereof, and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, (i) the use of the Intellectual Property Rights by it or its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, brand mark, brand name, copyright, technology, know-how, computer software program or application, database or industrial design of any other Person and (ii) there have been no claims made and neither it nor any of its Subsidiaries has received notice of any claim or otherwise knows that any Intellectual Property Right is invalid, conflicts with the asserted right of any other Person, has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any Intellectual Property Right of it or any of its Subsidiaries.

      (o)  Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by it or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of it and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

      (p)  Rights Plan. (i) The Company has amended the Rights Agreement to provide that (x) Parent shall not be deemed an Acquiring Person (as defined in the Rights Agreement), (y) the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and (z) the Rights will not separate from the Shares, in each case, as a result of entering into this Agreement or consummating the Merger and/or the other transactions contemplated hereby.

      (ii)  The Company has taken all necessary action with respect to all of the outstanding Rights (as defined in the Rights Agreement) so that, as of immediately prior to the Effective Time, the Rights Agreement will expire without any payment by the Company in respect of the Rights.

      (q)  Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except (i) that the Company has employed Merrill Lynch as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof and (ii) for the arrangements set forth on Parent’s Supplemental Disclosure Schedule and that Parent has employed Warburg Dillon Read LLC as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof. As used in this subsection, “Parent’s Supplemental Disclosure Schedule” means the disclosure schedule delivered by Parent to the Company dated the Second Amendment Date.

      (r)  Year 2000. Except as disclosed in the Reports filed prior to the date hereof, all computer systems and computer software used by it or any of its Subsidiaries, and the material computer systems and computer software of its material commercial counterparties, recognize or are being adapted so that, prior to December 31, 1999, they shall recognize the advent of the year A.D. 2000 and can correctly recognize or are being adapted so that they can correctly recognize and manipulate date information relating to dates on or after January 1, 2000 and the operation and functionality of such computer systems and such computer software will not be adversely affected by the advent of the year A.D. 2000 or any manipulation of data featuring information relating to dates before, on or after January 1, 2000 (“Millennium Functionality”), except in each case for such computer systems and computer software, the failure of which to achieve Millennium Functionality, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. Except as disclosed in the Reports filed prior to the date hereof, the costs of the adaptions necessary to achieve Millennium Functionality are not reasonably likely to have a Material Adverse Effect.

      (s)  Regulatory Proceedings. Except as set forth in the Reports, neither the Company nor any of its Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (i) has rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Entity or on appeal to the courts or (ii) is a party to any proceeding before a Governmental Entity or on appeal from orders of a Governmental Entity which have had or are reasonably likely to result in orders having a Material Adverse Effect.

      (t)  FERC Jurisdiction. To the actual knowledge of its officers, neither the Company nor any of its Subsidiaries, nor any other entity in which the Company, directly or indirectly owns or expects to retain any interest, owns or operates any FERC jurisdictional facilities giving rise to a requirement for approval of the Merger by the FERC.

      (u)  Regulation as a Utility. (i) It is not regulated as a public utility or public service company by any state. Other than as set forth in Section 5.1(u) of its Disclosure Letter, none of its Subsidiaries or Affiliates is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or in any foreign country.

      (ii)  Each of Parent and the Company is a holding company exempt from registration pursuant to Section 3(a)(1) of the 1935 Act, as amended.

      (v)  Ownership of Shares. (i) Neither the Company nor any of its Subsidiaries “Beneficially Owns” (as such term is defined in the Parent Rights Agreement) any shares of Parent Common Stock.

      (ii)  Neither Parent nor any of its Subsidiaries “Beneficially Owns” (as such term is defined in the Rights Agreement) any Shares.

      (w)  Schedule 5.1(w). Except with respect to the items set forth on Schedule 5.1(w) hereto, as of the Second Amendment Date, the executive officers of the Company have no knowledge of any fact, occurrence, event, effect or change that, individually or in the aggregate with any other fact, occurrence, event, effect or change has had or is reasonably likely, as of the Closing Date, to have a Material Adverse Effect on the Company. As of the Second Amendment Date, the Company has disclosed to Parent all material information relating to the events, circumstances and facts set forth on Schedule 5.1(w), and such disclosure does not contain any untrue statement of a material fact and such disclosure does not omit any material fact necessary to make the disclosure, in light of the circumstances, not misleading.

ARTICLE VI

Covenants

      6.1.  Interim Operations.

      (a)  Subject to Section 6.1.A., the Company covenants and agrees as to itself and its Subsidiaries that after the Second Amendment Date and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement):

      (i)  the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective best reasonable efforts to (A) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates and (B) maintain and keep material properties and assets in as good repair and condition as such are in as of the date hereof, subject to ordinary wear and tear;

      (ii)  the Company shall not (A) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (B) amend its articles of incorporation or by-laws or amend, modify or terminate the Rights Agreement; (C) split, combine, subdivide or reclassify its outstanding shares of capital stock; (D) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries and other than regular quarterly cash dividends not in excess of $0.255 per Share and regular quarterly cash dividends on the preferred and preference stock of its Subsidiaries); or (E) repurchase, redeem or otherwise acquire (except for (I) mandatory sinking funds obligations existing on the date hereof and (II) open market repurchases pursuant to the terms of the Company’s Direct Stock Purchase Plan and Dividend Reinvestment Plan), or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

      (iii)  neither the Company nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than (I) Shares issuable pursuant to options and other rights outstanding on the date hereof under the Stock Plans, issuances of additional options or rights to acquire Shares granted pursuant to the terms of the Stock Plans as in effect on the date hereof in the ordinary and usual course of the operation of such Stock Plans and issuances of Shares pursuant to options granted after the date hereof pursuant to the Stock Plans and (II) Shares issuable pursuant to the terms of the outstanding Feline Prides); (B) (I) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its coal fines property or assets, or, (II) except as identified on Section 6.1(a)(iii) of the Company Disclosure Letter, other than in the ordinary and usual course of business and other than sales not in excess of $10,000,000 in the aggregate or $1,000,000 in respect of any transaction or series of related transactions, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets; (C) make or authorize or commit for any capital expenditures or operation and maintenance expenditures in excess of 100% of those contemplated to be spent pursuant to the year 1999, 2000 or 2001 capital appropriations/spending budgets set forth in Section 6.1(a) of the Company Disclosure Letter; or (D) by any means, make any acquisition of, or investment in, assets or stock of, or other interest in, any other Person or entity in excess of $10,000,000 in the aggregate or $3,000,000 in respect of any transaction or series of related transactions;

      (iv)  except as set forth in Section 6.1(a)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall (A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates consistent with past practice or (B) change any significant accounting principle, practice or method, except to the extent required by U.S. GAAP as advised by the Company’s regular independent accountants and after consultation with Parent;

      (v)  neither the Company nor any of its Subsidiaries shall take or fail to take any action that is reasonably likely to make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

      (vi)  except as required by applicable Law, an existing collective bargaining agreement or other Contract identified in Section 6.1(a)(vi) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans (other than issuances of additional options, performance shares or rights to acquire Shares granted pursuant to the terms of the Stock Plans as in effect on the date hereof in the ordinary and usual course of the operation of such Stock Plans, provided, that any such additional options, performance shares or rights to acquire Shares shall not vest in connection with the Merger and the other transactions contemplated by this Agreement), or except as required by any existing contract with a non-officer employer increase the salary, wage, bonus or other compensation of any employees, except increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases);

      (vii)  except as required by applicable law, an existing collective bargaining agreement or other Contract identified in Section 6.1(a)(vii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of it or such Subsidiaries, provided, that the foregoing shall not require the Company to violate any of its obligations existing prior to the date hereof as set forth in Section 5.1(h) of the Company Disclosure Letter;

      (viii)  neither the Company nor any of its Subsidiaries shall settle or compromise any material claims or litigation or amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

      (ix)  neither the Company nor any of its Subsidiaries shall make any Tax election (other than in the ordinary and usual course or as is required by Law) or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business;

      (x)  neither the Company nor any of its Subsidiaries shall make any filing (other than in the ordinary and usual course) with the MPSC, SEC or MPSC; and

      (xi)  neither the Company nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

      (b)  Parent covenants and agrees as to itself and its Subsidiaries that after the date hereof and prior to the Effective Time (unless the Company shall otherwise approve, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement):

      (i)  the business of Parent and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective best reasonable efforts to (A) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates and (B) maintain and keep material properties and assets in as good repair and condition as such are in as of the date hereof, subject to ordinary wear and tear;

      (ii)  it shall not (A) amend its articles of incorporation or by-laws; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend payable, in cash, stock or property in respect of any capital stock, other than dividends from its direct or indirect wholly owned Subsidiaries and other than regularly quarterly cash dividends not in excess of $0.515 per share of Parent Common Stock and regularly quarterly cash dividends on the preferred and preference stock of its Subsidiaries; or (D) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock (other than repurchases, redemptions or other acquisitions which are made at the then-prevailing market price of Parent Common Stock on the NYSE and which in the aggregate do not exceed ten percent of the shares of Parent Common Stock outstanding as of the date hereof);

      (iii)  neither Parent nor any of its Subsidiaries shall, (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Parent Common Stock (other than (I) shares of Parent Common Stock issuable pursuant to options outstanding on the date hereof under the Parent Stock Plan, issuances of additional options or rights to acquire shares of Parent Common Stock granted pursuant to the terms of the Parent Stock Plan as in effect on the date hereof in the ordinary and usual course of the operation of such Parent Stock Plan and issuances of shares of Parent Common Stock pursuant to options granted after the date hereof pursuant to the Parent Stock Plan and (II) issuances of Parent Common Stock, or securities convertible with or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, shares of Parent Common Stock, to a third-party on arms-length terms not in excess of 20% of the number of shares of Parent Common Stock outstanding as of the date hereof) or (B) acquire “Beneficial Ownership” (as such term is defined in the Rights Agreement) of any Shares;

      (iv)  neither Parent nor any of its Subsidiaries shall take or fail to take any action that is reasonably likely to make any representation or warranty of such party contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect; and

      (v)  neither Parent nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

      6.1.A.  Supplemental Interim Operations Covenants.

      (a)  Notwithstanding any other provision of this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that after the Second Amendment Date and prior to the Effective Time, neither the Company nor any of its Subsidiaries shall:

      (i)  transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any property or assets located outside of the Company’s service territory with a value of more than $1,000,000;

      (ii)  (A) incur, assume or prepay any long-term debt or incur or assume any short-term debt, except for the incurrence of long-term indebtedness in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third-party, including by means of any “keep well” or other agreement to support or maintain any financial statement condition of another person;

      (iii)  (A) enter into any new contracts or agreements (including hedging contracts) relating to the supply of natural gas or any other commodity or the marketing of natural gas or any other commodity with either a duration in excess of 90 days or a notional value in excess of $1,000,000 or (B) transfer, decrement, lease, license, sell, mortgage, pledge, dispose of or encumber any natural gas properties or reserves;

      (iv)  authorize or enter into an agreement to do any of the foregoing.

      (b)  Notwithstanding any other provision of this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that after the receipt of the Company Requisite Vote at the Second Shareholders Meeting and prior to the Effective Time, the Company shall provide Parent with reasonable advance notice of, and permit Parent to review (i) all business decisions that the Company believes are reasonably likely to involve, or relate to, any expenditure (or group of related expenditures) or financial exposure (or group of related financial exposures) of more than $1,000,000 and (ii) all transfers, leases, licenses, guarantees, sales, mortgages, pledges, dispositions of or encumbrances of any property or assets with a value of more than $5,000,000 (any action contemplated by clause (i) or (ii) being a “Significant Action”). In addition, the Company shall, to the extent practicable and not inappropriate, give Parent advance notice of and permit appropriate representatives of Parent to attend all significant internal business meetings involving any of the employees of the Company set forth on Schedule 6.1.A(b) after the receipt of the Company Requisite Vote at the Second Shareholders Meeting and prior to the Effective Time, and the Company covenants and agrees that neither it nor any of its Subsidiaries shall take any Significant Action (or authorize or enter into an agreement to take any Significant Action) without the prior written consent of Parent (which shall not be unreasonably withheld); provided, however, that nothing in this Section 6.1.A(b) shall prevent the Company or any of its Subsidiaries from complying with applicable Law or any contractual arrangement entered into prior to the Second Amendment Date.

      (c)  For the avoidance of doubt only and without limiting the foregoing, the parties hereto agree that in the event of a conflict between the provisions of this Section 6.1.A. and the provisions of Section 6.1(a), the provisions of this Section 6.1.A. shall control. Parent shall be responsible for developing reasonable procedures for implementing the procedures set forth in Section 6.1.A(b) and for receiving approval to take any action set forth in Section 6.1.A.(a) and communicating those procedures to the Company prior to the receipt of the Company Requisite Vote at the Second Shareholders Meeting. In the event that such procedures are not in place, or such procedures are not adequate in a particular circumstance, the Company shall be required to receive the prior approval of any of the employees of Parent set forth on Schedule 6.1.A(b) prior to taking any of the actions set forth in Section 6.1.A.(a) or taking any Significant Action, and Parent shall make such employees reasonably available to the Company for such purpose.

      6.2.  Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”)) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or, except for transactions in the ordinary course of business or expressly contemplated by this Agreement that could not interfere with the transactions contemplated by this Agreement, including by Section 6.1(a)(iii), any of the assets or any equity securities of, it or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as a “Company Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal; provided, however, that nothing contained in this Agreement (including the last preceding sentence and Section 6.1(b)) shall prevent the Company or its Board of

Directors or Parent or its Board of Directors, as applicable, from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal if the Company’s Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms, with respect to confidentiality, substantially similar to those contained in the Confidentiality Agreement (as defined in Section 9.7); (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Company Acquisition Proposal; or (D) recommending such Company Acquisition Proposal to the shareholders of the Company if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, prior to the time the Company Requisite Vote shall have been obtained at the Second Shareholders Meeting (as defined in Section 6.4.A.), the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and its financial advisor and based upon such other matters as it deems relevant that failure to take such action would likely result in a breach of their fiduciary duties under applicable law and that such Company Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, be reasonably likely to result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”). The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities refer red to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company agrees that it will use its best reasonable efforts to notify Parent within one day of the receipt thereof if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring all or substantially all of it, Michigan Consolidated Gas Company or MCN Investment Corporation to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

      6.3.  Information Supplied. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the post-effective amendment to the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/ Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) will, at the time the post-effective amendment to the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/ Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meetings of shareholders of the Company and Parent to be held in connection with the Merger and the issuance of Parent Common Stock, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4, as amended, to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

      6.4.  Shareholders Meetings. The Company will take, in accordance with applicable law and its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of this Agreement. Parent will take, in accordance with its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Parent Common Stock as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of the issuance of Parent Common Stock in the Merger. Subject to fiduciary obligations under applicable law, each of the Company’s and Parent’s Board of Directors shall recommend such approval and shall take all lawful action to solicit such approval.

      6.4.A.  Second Shareholders Meeting. The Company will take, in accordance with applicable law and its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Second Shareholders Meeting”) as promptly as practicable after the post-effective amendment to the S-4 Registration Statement is declared effective to consider and vote upon the approval of this Agreement. Subject to fiduciary obligations under applicable law, the Company’s Board of Directors shall recommend such approval and shall take all lawful action to solicit such approval.

      6.5.  Filings; Other Actions; Notification. (a) Parent and the Company shall promptly prepare and file with the SEC the Prospectus/ Proxy Statement, and Parent shall prepare and file with the SEC the post-effective amendment to the S-4 Registration Statement as promptly as practicable. Parent and the Company each shall use its best reasonable efforts to have the post-effective amendment to the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/ Proxy Statement to the respective shareholders of each of the Company and Parent. Parent shall also use its best reasonable efforts to obtain prior to the effective date of the post-effective amendment to the S-4 Registration Statement all necessary state securities law or “blue sky” permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

      (b)  The Company and Parent each shall use its best reasonable efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the post-effective amendment to the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

      (c)  The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information (including any obligations pursuant to any listing agreement with or rules of any national securities exchange), Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity (including any national securities exchange) in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

      (d)  The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/ Proxy Statement, the post-effective amendment to the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

      (e)  The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Material Adverse Effect on it or prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement.

      (f)  In the event any claim, action, suit investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement or the Merger or the other transaction contemplated by this Agreement or claims damages in connection therewith, the Company and Parent each agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

      6.6.  Access. Upon reasonable notice, and except as may otherwise be required by applicable law, the Company and Parent each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company and Parent each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub and provided, further, that the foregoing shall not require the Company or Parent to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent (i) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used its best reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) constitutes information protected by attorney-client privilege, but only to the extent that disclosure would impair the Company’s or Parent’s, as the case may be, ability to assert such attorney-client privilege. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company or Parent, as the case may be, or such Person as may be designated by either of its executive officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

      6.7.  Affiliates. At least ten business days prior to the date of the Shareholders Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Shareholders Meeting referred to in Section 6.4, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Shareholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Shareholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A-1 (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

      6.7.A.  Affiliates. At least ten business days prior to the date of the Second Shareholders Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Second Shareholders Meeting referred to in Section 6.4.A., “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Second Shareholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Second Shareholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Second Shareholders Meeting substantially in the form attached as Exhibit A-1 (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

      6.8.  Stock Exchange Listing and De-listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

      6.9.  Publicity. The initial press release shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement.

      6.10.  Benefits.

      (a)  Stock Options. (i) At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of Parent Common Stock equal to the result (rounded to the nearest whole share) of multiplying the number of Shares subject to the Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), at an exercise price per share equal to the result (rounded to the nearest whole cent) of dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Conversion Ratio; provided, however, that in the case of any Company Option to which Section 422 of the Code applies, the adjustments provided for in this Section shall be effected in a manner consistent with the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company shall make all necessary arrangements with respect to the Stock Plans to permit the assumption of the unexercised Company Options by Parent pursuant to this Section. For purposes of this Section, the term “Conversion Ratio” means a fraction, the numerator of which is the average of the high and low sales price of one Share on the NYSE on the three trading days immediately preceding the Effective Time and the denominator of which is the average of the high and low sales price of one share of Parent Common Stock on the NYSE on the trading day immediately preceding the Effective Time.

      (ii)  Effective at the Effective Time, Parent shall assume each Company Option in accordance with the terms of the Stock Plans and the stock option agreement by which it is evidenced. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options assumed by it in accordance with this Section. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Parent Common Stock subject to such Company Options, and shall use its best reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options remain outstanding.

      (iii)  Prior to the Effective Time, the Board of Directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of shares of Parent Common Stock or options to acquire shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (“Section 16”).

      (b)  Employee Benefits. (i) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and its Subsidiaries (“Company Employees”) will continue to be provided with compensation and benefits under employee benefit plans (other than plans involving the issuance of Shares) that are no less favorable in the aggregate than those currently provided by the Company and its Subsidiaries to such Company Employees under the Compensation and Benefit Plans of the Company and its Subsidiaries.

      (ii)  From and after the Effective Time, Parent shall cause the Surviving Corporation and The Detroit Edison Company to honor (i) each existing employment, change of control, severance and termination agreement between the Company or any of its Subsidiaries, and any officer, director or employee of the Company or its Subsidiaries and (ii) all Compensation and Benefit Plans of the Company and its Subsidiaries in accordance with their terms as in effect immediately before the Effective Time. Notwithstanding the above, nothing in this Agreement precludes Parent or any of its Subsidiaries from amending, discontinuing or terminating any Compensation and Benefit Plan in accordance with the terms thereof. Parent acknowledges that it has been advised by the Company that the Merger constitutes a change of control for purposes of certain Company Compensation and Benefit Plans specifically identified in Section 6.10(b) of the Company Disclosure Letter.

      (iii)  For all purposes under the employee benefit plans of Parent and its Affiliates providing benefits to any current Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Affiliates before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service for such purposes under any similar Company Employee Plans, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Employee Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions of such New Plan to be waived for such employee and his or her covered dependents to the extent that such exclusions and requirements were waived under the corresponding Company Employee Plans, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan-year as if such amounts had been paid in accordance with such New Plan.

      (iv)  Between the date hereof and December 31, 1999, the Company shall take such reasonable and appropriate actions as agreed to by Parent to mitigate the tax cost to the Company of providing the “change of control” benefits identified in Section 5.1(h) of the Company Disclosure Letter.

      (c)  Election to Parent’s Board of Directors; Management Executive Committee. At the Effective Time of the Merger, Parent shall promptly increase the size of its Board of Directors or exercise its best efforts to secure the resignation of present directors in order to cause Alfred R. Glancy III and two additional persons selected by the Company after consultation with Parent from among the Company’s directors as of the date hereof to be appointed to Parent’s Board of Directors.

      (d)  Employees. It is the present intention of Parent and the Company that following the Effective Time, there will be no involuntary reductions in force at the Surviving Corporation or its Subsidiaries, and that Parent, the Surviving Corporation and their respective Subsidiaries will continue Parent’s and the Company’s present strategy of achieving workforce reductions through attrition or other voluntary means; provided, however, that if any reductions in workforce in respect of employees of Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries, become necessary, they shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, qualifications, and business needs without regard to whether employment prior to the Effective Time was with the Company or its Subsidiaries or Parent or its Subsidiaries, and any employees whose employment is terminated or jobs are eliminated by Parent, the Surviving Corporation or any of their respective Subsidiaries shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Parent, the Surviving Corporation or any of their respective Subsidiaries. Any workforce reductions carried out following the Effective Time by Parent or the Surviving Corporation and their respective Subsidiaries shall be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local law.

      6.11.  Expenses. The Surviving Corporation or Parent shall pay all charges and expenses of the Company, Merger Sub or Parent, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses paid by the Surviving Corporation. Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/ Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

      6.12.  Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Michigan law and its articles of incorporation and its by-laws in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

      (b)  Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party so long as such failure does not materially prejudice Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume and control the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them subject to the consent of Parent, which shall not be unreasonably withheld, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements setting forth such fees and expenses in reasonable detail are received; provided, however,that Parent shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

      (c)  The Surviving Corporation shall maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that (x) the Surviving Corporation may substitute therefor policies (which may be “tail” policies) containing terms with respect to coverage and amount no less favorable to such directors and officers, and (y) if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium.

      (d)  The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

      6.13.  Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

      6.14.  Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Shares so that holders of Shares do not receive dividends on both Shares and Parent Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Shares or Parent Common Stock received in the Merger in respect of any calendar quarter.

      6.15.  Rate Matters. In addition to the obligations set forth in Section 6.1(a)(x), (I) from the Second Amendment Date until the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, make any filing, or effect any material agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with the MPSC with respect to MPSC utility cases identified by case numbers U12761, U12762 and U12766 and any future filing relating to any proposals with respect to gas cost recovery or gas choice and (II) after the receipt of the Company Requisite Vote at the Second Shareholders Meeting, the Company shall, and shall cause its Subsidiaries to, (i) discuss with Parent any material changes in its or its Subsidiaries regulated rates or charges, standards of service or accounting from those in effect on the date hereof, and (ii) obtain the written approval of Parent prior to making any filing with respect thereto (or any amendment thereto) or effecting any material agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

      6.16.  Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

      6.17.  Transition Matters. (a) Promptly after the date hereof, Parent and the Company each shall designate three persons (the “Transition Coordinators”) to, subject to applicable laws relating to the exchange of information, facilitate a full exchange of information concerning the business, operations, capital spending and budgets and financial results of Parent and the Company and to identify ways in which the operations of Parent and the Company can be consolidated or coordinated. The Transition Coordinators shall meet at least monthly in person and shall meet together quarterly with the Chief Executive Officers of Parent and the Company. From and after the date hereof, Parent and the Company agree that they shall consult with each other regarding all material business plans and decisions.

      (b)  The Company and Parent each agree to use its reasonable best efforts to enter into a definitive agreement within 14 days of the date hereof for the sale to Parent of the Company’s 95% membership interest in each of the following limited liability companies that own and operate synthetic fuel manufacturing facilities: (i) CRC No. 1, LLC Union City, Kentucky, (ii) CRC No. 3, LLC, Tazewell County Virginia and McDowell County Virginia, (iii) CRC No. 5, LLC Monongalia County, West Virginia, and (iv) CRC No. 6,

LLC Laurel County, West Virginia. The Company and Parent each agree that the economic terms for each such sale shall be designed to produce a payment stream to the Company with a net present value of $40 per ton of capacity, utilizing a 12% discount rate.

      (c)  The Company agrees to use its best efforts promptly to enter into, or to cause its Subsidiaries promptly to enter into, agreements to dispose of (i) such of its interests as are necessary so that the transactions contemplated by this Agreement will not jeopardize the status of any facilities in which the Company directly or indirectly owns any interest as “Qualifying Facilities” under the Public Utility Regulatory Policies Act of 1978, as amended, and (ii) all FERC-jurisdictional assets or facilities whether directly or indirectly owned or wholly or partially owned that would give rise to a requirement for approval of the Merger by the FERC, in each case prior to the date when all Governmental Consents (as defined below) are obtained and to use commercially reasonable efforts to maximize the after-tax proceeds from such sales or dispositions; provided, that the obligation to use best efforts shall not require the Company to take any action pursuant to this Section 6.17(c) that would cause (alone or together with other events) any failure to satisfy any condition to Closing. The Company agrees to keep Parent informed on a current basis regarding the status and terms of such dispositions and any other asset dispositions contemplated by the Company and its Subsidiaries and to work cooperatively with Parent to maximize the mutual benefit to the parties of such dispositions.

      6.18.  Community Involvement. After the Effective Time, Parent intends to continue, and intends to cause the Surviving Corporation to continue, to make aggregate annual charitable contributions to the communities served by Parent and the Surviving Corporation and otherwise maintain a substantial level of involvement in community activities in the State of Michigan that is similar to, or greater than, the normal aggregate annual level of charitable contributions, community development and related activities carried on by Parent and the Company prior to the date hereof.

      6.19.  1935 Act and Power Act. (a) None of the parties hereto shall, nor shall any such party permit any of its Subsidiaries to, without the other party’s consent, which shall not be unreasonably withheld or delayed, engage in any activities that would (i) cause a change in its status, or that of its Subsidiaries, under the 1935 Act, including, without limitation, the registration of either party pursuant to the 1935 Act or (ii) result in jurisdiction by the FERC over the Merger.

      (b)  None of the parties hereto shall, nor shall any such party permit any of its Subsidiaries to, without the other party’s consent, which shall not be unreasonably withheld or delayed, fail to take such actions that are necessary to (i) preserve existing exemptions from registration under the 1935 Act or (ii) allow the Merger to proceed without a requirement for approval by the FERC.

      6.20.  Feline Prides. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon conversion of the Feline Prides in accordance with their terms.

ARTICLE VII

Conditions

      7.1.  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

      (a)  Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote at the Second Shareholders Meeting and shall have been duly approved by the sole shareholder of Merger Sub in accordance with applicable law and the articles of incorporation and by-laws of each such corporation, and the issuance of Parent Common Stock pursuant to the Merger shall have been duly approved by the holders of Parent Common Stock constituting the Parent Requisite Vote.

      (b)  NYSE Listing. The shares of Parent Common Stock issuable to the Company shareholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

      (c)  Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and, other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be) and become final, except for those that the failure to make or to obtain, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Parent or the Company, as applicable, or provide a reasonable basis to conclude that the parties hereto or any of their affiliates or respective directors, officers, agents, advisors or other representatives would be subject to the risk of criminal or material financial liability.

      (d)  Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

      (e)  S-4. The post-effective amendment to the S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the post-effective amendment to the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

      (f)  Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

      (g)  Certain Transactions. The Company shall have completed the disposition of the interests required to be disposed of by Section 6.17(c) of this Agreement.

      7.2.  Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

      (a)  Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under Sections 6.1(a)(ii), (iii), (iv), (vi), (vii), (viii), (ix), (x) and (xi) (as it relates to (a)(ii), (iii), (iv), (vi), (vii), (viii), (ix) and (x)), Sections 6.1.A(a)(i), (ii), (iii) and (iv) and Sections 6.2, 6.4.A., 6.6, 6.13, 6.14, 6.15, 6.16 and 6.19 of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

      (b)  Accountants Letter. Parent shall have received, in form and substance reasonably satisfactory to Parent, from Deloitte & Touche LLP, the Company’s independent auditor, the “comfort” letter described in Section 6.5(b).

      (c)  Affiliates Letters. Parent shall have received an Affiliates Letter from each Person identified as an affiliate of the Company pursuant to Section 6.7.A.

      (d)  Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell, counsel to Parent, dated the Closing Date, to the effect that (based on customary assumptions and representations and subject to customary exceptions) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The condition set forth in this Section 7.2(d) shall not be waivable after the Company Requisite Vote at the Second Shareholders Meeting

or the Parent Requisite Vote has been obtained unless further shareholder approval is obtained with appropriate disclosure.

      (e)  Governmental Consents. All Governmental Consents in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby shall have been obtained, and the approval of the Federal Trade Commission and the U.S. Department of Justice under the HSR Act shall have been obtained without imposing any terms or conditions that, individually or in the aggregate, in the reasonable judgment of Parent, are reasonably likely to have a Material Adverse Effect on Parent, the Company or the Surviving Corporation. For purposes of this Section 7.2(e) only and for no other purpose of this Agreement, the term “Material Adverse Effect” shall exclude (in addition to the exclusions set forth in Section 5.1(a)) any change or effect arising out of that certain agreement between Exelon Energy Company, Inc. and MichCon, dated as of February 8, 2001, relating to Exelon’s use of the MichCon’s natural gas transportation capacity.

      7.3.  Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

      (a)  Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under Sections 6.1(b)(ii) and (iii) and Sections 6.6, 6.14, 6.16 and 6.19 of this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the an executive officer of Parent to such effect.

      (b)  Accountants Letter. The Company shall have received, in form and substance reasonably satisfactory to the Company, from Deloitte & Touche LLP, Parent’s independent auditor, the “comfort” letter described in Section 6.5(b).

      (c)  Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the Company, dated the Closing Date, to the effect that (based on customary assumptions and representations and subject to customary exceptions) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The condition set forth in this Section 7.3(c) shall not be waivable after the Company Requisite Vote at the Shareholders Meeting or the Parent Requisite Vote has been obtained unless further shareholder approval is obtained with appropriate disclosure.

ARTICLE VIII

Termination

      8.1.  Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and Parent referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

      8.2.  Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if: (i) the Merger shall not have been consummated by December 31, 2001; (ii) the approval of the Company’s shareholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company or Parent). The right to terminate this Agreement pursuant to clause (i) of the immediately preceding sentence shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

      8.3.  Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of the Company if at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in Section 7.1(a), (i) the Board of Directors of Parent shall have withdrawn or adversely modified its approval or recommendation of this Agreement or (ii) there has been a material breach by Parent or Merger Sub of any of Sections 6.1(b)(ii), 6.1(b)(iii), 6.6, 6.14, 6.16 or 6.19 of this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the party committing such breach.

      8.4.  Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Parent if at any time prior to the Effective Time, whether before or after the approval by the shareholders of Parent referred to in Section 7.1(a), (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or, prior to the Second Shareholders Meeting, failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so or (ii) there has been a material breach by the Company of any of Sections 6.1(a)(ii), (iii), (iv), (vi), (vii), (viii), (ix), (x) or (xi) (as it relates to (a)(ii), (iii), (iv), (vi), (vii), (viii), (ix) and (x)), Sections 6.1.A(a)(i), (ii), (iii) or (iv) or Sections 6.2, 6.4.A., 6.6, 6.13, 6.14, 6.15, 6.16 or 6.19 of this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company.

      8.5.  Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

      (b)  In the event that (i) a Company Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(ii) or (ii) this Agreement is terminated by Parent pursuant to Section 8.4(i) then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $55,000,000 and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15,000,000, in each case payable by wire transfer of same day funds; provided, however, that in the event of a termination pursuant to Section 8.2(ii) under the circumstances set forth in clause (i) of this Section 8.5(b), or a termination pursuant to Section 8.4(a)(i), the Company shall (a) promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15,000,000, and, (b) if the Company enters into a definitive agreement to consummate or consummates a Company Acquisition Proposal within 12 months from the date of such termination, at the time of the entering into of such agreement or such consummation, as applicable, pay Parent a termination fee of $55,000,000. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee set forth in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE IX

Miscellaneous and General

      9.1.  Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.8 (Stock Exchange Listing and Delisting), 6.10 (Benefits), 6.11 (Expenses), 6.12 (Indemnification; Directors’ and Officers’ Insurance) and 6.16 (Taxation) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

      9.2.  Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

      9.3.  Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

      9.4.  Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

      9.5.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.  (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF MICHIGAN WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of covenants in this Agreement and to enforce specifically the covenants in this Agreement in any court of the United States located in the State of Michigan or in Michigan state court, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Michigan and the Federal courts of the United States of America located in the State of Michigan solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Michigan State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (b)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION,

SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

      9.6.  Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

      if to Parent or Merger Sub

DTE Energy Company 2000 Second Avenue Detroit, MI 48226 Attention: General Counsel fax: (313) 235-0121

(with a copy to Joseph B. Frumkin, Esq., Sullivan & Cromwell, 125 Broad Street New York, NY 10004 fax: (212) 558-3588)

if to the Company

MCN Energy Group Inc. 500 Griswold Street Detroit, MI 48226 Attention: General Counsel fax: (313) 965-0009

(with a copy to Seth A. Kaplan, Esq., Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 fax: (212) 403-2000)

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      9.7.  Entire Agreement. This Agreement (including any exhibits or appendices hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated August 30, 1999, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

      9.8.  No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      9.9.  Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

      9.10.  Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

      9.11.  Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      9.12.  Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MCN ENERGY GROUP INC.

By:	/s/ ALFRED R. GLANCY III

Name: Alfred R. Glancy III
Title: Chairman and CEO

DTE ENERGY COMPANY

By:	/s/ ANTHONY F. EARLEY

Name: Anthony F. Earley
Title: Chairman and CEO

DTE ENTERPRISES, INC.

By:	/s/ LARRY G. GARBERDING

Name: Larry G. Garberding
Title: Treasurer

EXHIBIT A-1

[Form of Affiliate Letter]

[Date]

DTE Energy Company

2000 2nd Avenue
Detroit, Michigan 48226

Ladies and Gentlemen:

      I have been advised that as of the date hereof, I may be deemed to be an “affiliate” of MCN Energy Group, a Michigan corporation (the “Company”), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the Agreement and Plan of Merger dated as of October 4, 1999, as it may be amended, supplemented or modified from time to time (the “Merger Agreement”), among the Company, DTE Energy Company, a Michigan corporation (“Parent”), and DTE Enterprises, Inc. a Michigan corporation and a wholly owned subsidiary of Parent (“Merger Sub”), the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation in the Merger. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

      In consideration of the agreements contained herein, Parent’s reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that I will not make any sale, transfer or other disposition of common stock, without par value, of Parent (the “Parent Common Stock”) received by me pursuant to the Merger in violation of the Securities Act or the Rules and Regulations. I have been advised that the issuance of the shares of Parent Common Stock pursuant to the Merger will have been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. I have also been advised, however, that since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the shareholders of the Company, the Parent Common Stock received by me may be disposed by me only (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act, or (iii) in reliance upon an exemption from registration that is available under the Securities Act.

      I also understand that instructions will be given to Parent’s transfer agent with respect to the Parent Common Stock to be received by me pursuant to the Merger and that there will be placed on the certificates representing such shares of Parent Common Stock, or any substitutes therefor, a legend stating in substance as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION.”

      It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend if I shall have delivered to Parent an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that (i) the sale or disposition of the shares represented by the surrendered certificates may be effected without registration of the offering, sale and delivery of such shares under the Securities Act, and (ii) the shares to be so transferred may be publicly offered, sold and delivered by the transferee thereof without compliance with the registration provisions of the Securities Act.

A-A-1

      I further understand and agree that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

      This letter agreement constitutes the complete understanding between Parent and me concerning the subject matter hereof. Any notice required to be sent to either party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

      If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

Very truly yours,

Name:

Accepted this                day

of                , 2001 by

DTE Energy Company

By:

Name:
Title:

A-A-2

Appendix B

February 28, 2001

Board of Directors
MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan 48226

Members of the Board of Directors:

      MCN Energy Group Inc. (the “Company”), DTE Energy Company (“DTE”) and DTE Enterprises, Inc., a wholly owned subsidiary of DTE (“DTE Sub”), propose to enter into an amendment to the Agreement and Plan of Merger, dated as of October 4, 1999, as amended as of November 12, 1999 (as so amended, the “Agreement”), pursuant to which the Company will be merged with DTE Sub in a transaction (the “Merger”) in which each outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Shares”), will be converted into the right to receive either (i) $24.00 in cash (the “Cash Consideration”) or (ii) 0.715 shares of the common stock of DTE, without par value (the “DTE Shares” and together with the Cash Consideration, the “Merger Consideration”), as the holder thereof shall have elected, subject to the terms, limitations and procedures set forth in the Agreement, which include a limitation on the aggregate amount of cash available to be paid and the aggregate number of DTE Shares to be issued pursuant to the Merger. We are aware that the Company’s management believes that, in the absence of the proposed amendment, there is a significant risk that the Merger would not be completed on its original terms.

      You have asked us whether, in our opinion, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders.

      In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company and DTE that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and DTE, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger furnished to us by the Company and DTE, respectively;

(3)	Conducted discussions with members of senior management and representatives of the Company and DTE concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and DTE Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and DTE and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

B-1

(7)	Participated in certain discussions and negotiations among representatives of the Company and DTE and their financial and legal advisors;

(8)	Reviewed the potential pro forma impact of the Merger;

(9)	Reviewed the Agreement; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or DTE or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or DTE. With respect to the financial forecast information furnished to or discussed with us by the Company or DTE, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or DTE’s management as to the expected future financial performance of the Company or DTE, as the case may be. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

      In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of or business combination involving all or any part of the Company.

      We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and financing services to DTE and/or its affiliates and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as DTE Shares and other securities of DTE, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to amend the Agreement or engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto or as to whether any shareholder should elect to receive DTE Shares or cash.

      We are not expressing any opinion herein as to the prices at which the Company Shares or DTE Shares will trade following the announcement or consummation of the Merger, as the case may be.

      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

B-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

      (a)  Indemnification. The DTE Energy Company Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Michigan Business Corporations Act (the “Act”) or any other applicable law, no director of DTE shall be personally liable to DTE or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of DTE.

      DTE’s articles of incorporation further state that each person who is or was or had agreed to become a director or officer of DTE, or each such person who is or was serving or who had agreed to serve at the request of DTE’s board of directors as an employee or agent of DTE or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by DTE to the fullest extent permitted by the Act or by any other applicable law.

      DTE’s articles of incorporation further state that DTE may enter into one or more agreements with any person, which agreements provide for indemnification greater or different than that provided for in the articles of incorporation.

      Section 209(c) of the Act permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for: (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Act, dealing with unlawful distributions; or (4) for an intentional criminal act.

      Sections 561 and 562 of the Act permit a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

      Section 563 of the Act provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562 shall be indemnified against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action, suit or proceeding, or proceeding brought to enforce this mandatory indemnification.

      (b)  Insurance. DTE (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under three insurance policies providing aggregate coverage in the amount of $100 million.

Item 21.  Exhibits and Financial Statement Schedules.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc., dated as of October 4, 1999 as amended as of November 12, 1999 and as further amended as of February 28, 2001 (included as Appendix A to the Joint Proxy Statement/Prospectus contained in this Registration Statement).
3.1	Amended and Restated Articles of Incorporation of DTE Energy Company (incorporated herein by reference to Exhibit 3-5 to DTE’s Form 10-Q for the quarter ended September 30, 1997 (file No. 1-11607)), dated December 13, 1995, as amended by Certificate of Designation of Series A Junior Participating Preferred Stock of DTE Energy Company (incorporated herein by reference to Exhibit 3-6 to DTE’s Form 10-Q for the quarter ended September 30, 1997).
3.2	Bylaws of DTE Energy Company, as amended through September 22, 1999.*
3.3	Articles of Incorporation of DTE Enterprises, Inc.*
3.4	Bylaws of DTE Enterprises, Inc.*
4.1	See Exhibits 3.1 and 3.3 for provisions of the DTE Energy Company Amended and Restated Articles of Incorporation and the DTE Energy Company Bylaws defining rights of holders of DTE common stock.
4.2	Rights Agreement, dated as of September 23, 1997, between DTE Energy Company and The Detroit Edison Company, as Rights Agent, including the Form of Rights Certificate attached as Exhibit B thereto (incorporated herein by reference to Exhibit 4.1 to DTE’s Form 8-K, dated September 23, 1997 (file No. 1-11607)).
5.1	Opinion of Christopher C. Nern, former General Counsel of DTE Energy Company, regarding validity of securities being registered.*
8.1	Opinion of Sullivan & Cromwell regarding material federal income tax consequences.*
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding material federal income tax consequences.*
23.1	Consent of Deloitte & Touche LLP relating to DTE.
23.2	Consent of Deloitte & Touche LLP relating to MCN.
23.3	Consent of Christopher C. Nern, former General Counsel of DTE Energy Company (included in the opinion filed as Exhibit 5.1 to this Registration Statement).*
23.4	Consent of Sullivan & Cromwell (included in the opinion filed as Exhibit 8.1 to this Registration Statement).*
23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this Registration Statement).*
23.6	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
99.1	Form of Proxy Card of MCN Energy Group Inc.
99.2	Consent of Person Named as About to Become a Director.
99.3	Form of Election Form/Letter of Transmittal.
99.4	Instructions to the Form of Election Form/Letter of Transmittal.
99.5	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the election process.
99.6	Proposed Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the election process.
99.7	Form of Guarantee of Delivery.
99.8	Notice to MCN/MichCon 401(K) Participants regarding the election process.

*	Previously filed.

Item 22.  Undertakings.

      (a)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

      (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  (1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2)  The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (e)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan on the 9th day of April, 2001.

DTE ENERGY COMPANY
(Registrant)

By:	/s/ ANTHONY F. EARLEY, JR.

Anthony F. Earley, Jr.
Chairman of the Board,
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officers:
/s/ ANTHONY F. EARLEY, JR. (Anthony F. Earley, Jr.)	Chairman of the Board, Chief Executive Officer and Director	April 9, 2001
/s/ GERARD M. ANDERSON (Gerard M. Anderson)	President, DTE Energy Resources	April 9, 2001
/s/ ROBERT J. BUCKLER (Robert J. Buckler)	President, DTE Energy Distribution	April 9, 2001

Principal Financial Officers:

/s/ LARRY G. GARBERDING (Larry G. Garberding)	Executive Vice President, Chief Financial Officer and Director	April 9, 2001
/s/ DAVID E. MEADOR (David E. Meador)	Senior Vice President	April 9, 2001

Other Signatories:

/s/ TERENCE E. ADDERLEY (Terence E. Adderley)	Director	April 9, 2001
/s/ LILLIAN BAUDER (Lillian Bauder)	Director	April 9, 2001
/s/ DAVID BING (David Bing)	Director	April 9, 2001

Signature	Title	Date

/s/ WILLIAM C. BROOKS (William C. Brooks)	Director	April 9, 2001
/s/ ALLAN D. GILMOUR (Allan D. Gilmour)	Director	April 9, 2001
/s/ THEODORE S. LEIPPRANDT (Theodore S. Leipprandt)	Director	April 9, 2001
/s/ JOHN E. LOBBIA (John E. Lobbia)	Director	April 9, 2001
/s/ EUGENE A. MILLER (Eugene A. Miller)	Director	April 9, 2001
/s/ CHARLES W. PRYOR, JR. (Charles W. Pryor, Jr.)	Director	April 9, 2001

EXHIBIT INDEX

Exhibit
number	Description

2.1	Agreement and Plan of Merger, among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc., dated as of October 4, 1999 as amended as of November 12, 1999 and as further amended as of February 28, 2001 (included as Appendix A to the Joint Proxy Statement/Prospectus contained in this Registration Statement).
3.1	Amended and Restated Articles of Incorporation of DTE Energy Company (incorporated herein by reference to Exhibit 3-5 to DTE’s Form 10-Q for the quarter ended September 30, 1997 (file No. 1-11607)), dated December 13, 1995, as amended by Certificate of Designation of Series A Junior Participating Preferred Stock of DTE Energy Company (incorporated herein by reference to Exhibit 3-6 to DTE’s Form 10-Q for the quarter ended September 30, 1997).
3.2	Bylaws of DTE Energy Company, as amended through September 22, 1999.*
3.3	Articles of Incorporation of DTE Enterprises, Inc.*
3.4	Bylaws of DTE Enterprises, Inc.*
4.1	See Exhibits 3.1 and 3.3 for provisions of the DTE Energy Company Amended and Restated Articles of Incorporation and the DTE Energy Company Bylaws defining rights of holders of DTE common stock.
4.2	Rights Agreement, dated as of September 23, 1997, between DTE Energy Company and The Detroit Edison Company, as Rights Agent, including the Form of Rights Certificate attached as Exhibit B thereto (incorporated herein by reference to Exhibit 4.1 to DTE’s Form 8-K, dated September 23, 1997 (file No. 1-11607)).
5.1	Opinion of Christopher C. Nern, former General Counsel of DTE Energy Company, regarding validity of securities being registered.*
8.1	Opinion of Sullivan & Cromwell regarding material federal income tax consequences.*
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding material federal income tax consequences.*
23.1	Consent of Deloitte & Touche LLP relating to DTE.
23.2	Consent of Deloitte & Touche LLP relating to MCN.
23.3	Consent of Christopher C. Nern, former General Counsel of DTE Energy Company (included in the opinion filed as Exhibit 5.1 to this Registration Statement).*
23.4	Consent of Sullivan & Cromwell (included in the opinion filed as Exhibit 8.1 to this Registration Statement).*
23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this Registration Statement).*
23.6	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
99.1	Form of Proxy Card of MCN Energy Group Inc.
99.2	Consent of Person Named as About to Become a Director.
99.3	Form of Election Form/Letter of Transmittal.
99.4	Instructions to the Form of Election Form/Letter of Transmittal.
99.5	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the election process.
99.6	Proposed Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees regarding the election process.
99.7	Form of Guarantee of Delivery.
99.8	Notice to MCN/MichCon 401(K) Participants regarding the election process.

*	Previously filed.